As filed with the Securities and Exchange Commission on February 24, 2004

Registration No. 333-106260

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 8

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BIOLASE TECHNOLOGY, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	87-0442441
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

981 Calle Amanecer

San Clemente, California 92673

(949) 361-1200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jeffrey W. Jones

President and Chief Executive Officer

BioLase Technology, Inc.

981 Calle Amanecer

San Clemente, California 92673

(949) 361-1200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Ethan D. Feffer, Esq. Albert P. Asatoorian, Esq. Pillsbury Winthrop LLP 650 Town Center Drive Seventh Floor Costa Mesa, California 92626 (714) 436-6800	Victor A. Hebert, Esq. Michael S. Kagnoff, Esq. Jeffrey C. Thacker, Esq. Heller Ehrman White & McAuliffe LLP 4350 La Jolla Village Drive Seventh Floor San Diego, California 92122 (858) 450-8400

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 24, 2004

PRELIMINARY PROSPECTUS

2,807,500 Shares

Common Stock

We are offering 2,500,000 shares of our common stock and one of our stockholders is offering 307,500 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder. Our common stock is traded on the Nasdaq National Market under the symbol “BLTI.” On February 3, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $20.13 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts	$	$
Proceeds, before expenses, to BioLase Technology, Inc.	$	$
Proceeds, before expenses, to the selling stockholder	$	$

The underwriters have the right to purchase up to 421,125 additional shares of common stock from us to cover over-allotments, if any.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

Needham & Company, Inc.

William Blair & Company

Oppenheimer & Co. Inc.

The date of this prospectus is                  , 2004.

BIOLASE
Waterlase
LaserSmile
DioLase
Consumables
Waterlase Handpiece

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are not, and the underwriters are not, making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

In this prospectus, “BioLase,” “BLTI,” “we,” “us,” “our,” or “our company” refer to BioLase Technology, Inc. and its subsidiaries and predecessors, collectively. BioLase®, Waterlase®, Millennium®, Laserbrush®, Lazersmile®, Flavorflow®, Hydrolase® and Vetlase® are our registered trademarks, and LaserSmile™ is our unregistered trademark. All other trademarks, servicemarks or trade names referred to in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY

This summary highlights our business and other selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including “Risk Factors,” our consolidated financial statements and notes to these statements and other information incorporated by reference in this prospectus, before deciding to invest.

BioLase Technology, Inc.

We are the world’s leading dental laser company. We design, manufacture and market proprietary dental laser systems that allow dentists, oral surgeons and other specialists to perform a broad range of common dental procedures. Our systems provide superior performance for many types of dental procedures, with less pain and faster recovery times than are generally achieved with high-speed drills and other dental instruments. We have clearances from the U.S. Food and Drug Administration to market our laser systems in the United States. We also have approvals to sell our laser systems in Canada, the European Union and other international markets. Since 1998, we have sold more than 2,000 laser systems in over 20 countries.

Our primary product, the Waterlase system, is the best selling dental laser system. The Waterlase uses a patented combination of water and laser to precisely cut hard tissue, such as bone and teeth, and soft tissue, such as gums. We also offer the LaserSmile system, which uses a laser to perform soft tissue and cosmetic procedures, including tooth whitening. In May 2003, we acquired the American Dental Laser product line of American Medical Technologies, Inc., including the Diolase and Pulsemaster systems, which can be used for common soft tissue procedures. These systems, together with our Waterlase and LaserSmile, offer a broad product line with a range of features and price points. We also manufacture and sell accessories and disposables for our laser systems, such as handpieces, laser tips and tooth whitening gel.

According to the American Dental Association, there are over 160,000 practicing dentists in the United States. The World Federation of Dentistry, an international dental organization, estimates that there are at least 700,000 dentists worldwide. Although the use of lasers in dentistry is growing, only a small percentage of dentists currently use lasers. We believe this represents a significant opportunity for us to increase the sales of our laser systems worldwide.

Traditional dental instruments, such as high speed drills used on hard tissue, and scalpels, scissors and other cutting instruments used on soft tissue, cause discomfort, require anesthesia and result in unintended trauma to dental structure. Alternatives to traditional instruments in most cases are not suitable for performing a wide range of hard and soft tissue procedures. We believe these limitations create a significant opportunity for our laser systems, which can often perform common hard and soft tissue dental procedures more effectively and comfortably.

Our goal is to establish our laser systems as essential tools in dentistry for most common dental procedures. Our systems complement traditional tools, such as dental drills, which perform functions our systems do not address, such as cutting metal fillings and certain polishing and grinding functions. While our systems are more expensive than competing instruments, we believe that the superior performance of our systems, and the potential return on investment our systems offer practitioners, will enable us to increase our leading market position.

The BioLase Solution

We have developed our laser systems for the dental market to perform many common hard and soft tissue dental procedures, such as cavity preparations, root canals and cutting and reshaping gums. We believe our laser systems are positioned to become the preferred instruments for many dental procedures.

Our laser systems benefit practitioners by:

•	reducing the need for anesthesia, which can decrease the time required for each procedure;

•	allowing general dentists to perform more complex surgical and cosmetic procedures that they may have previously referred to specialists or simply not performed;

•	improving patient retention and increasing the demand for elective procedures; and

•	reducing trauma, swelling and general discomfort.

Our laser systems benefit patients by:

•	improving comfort and reducing trauma for many common procedures;

•	eliminating or reducing the need for anesthesia in many cases, and the associated pain of injections and numbness;

•	enabling multiple procedures to be performed in one visit; and

•	making many elective procedures more comfortable and convenient.

Business Strategy

Our objectives are to increase our leadership position and expand our penetration in the dental laser market. Our strategy consists of the following key elements:

•	increasing awareness of our laser systems among dental practitioners and patients;

•	expanding our sales and distribution capabilities in the United States and abroad;

•	expanding our products and applications in dentistry;

•	continuing to provide high quality manufacturing and customer service; and

•	strengthening and defending our technology leadership in the dental laser market.

Key Strengths

We believe we can strengthen our leading position in the dental laser market because of the following advantages over our competitors:

•	our Waterlase is the only commercially available dental laser that uses water and a unique crystal laser optimized for dental applications;

•	our Waterlase system is the best selling dental laser system;

•	we have established relationships with leading dental practitioners and academic leaders worldwide who help us increase awareness of our systems among dental professionals; and

•	we have a strong patent portfolio covering a broad range of dental technologies.

Recent Developments (Unaudited)

On February 24, 2003, we announced the results of operations for the quarter and year ended December 31, 2003. Net sales for the quarter and year ended December 31, 2003 were $16.1 million and $49.1 million, respectively. Net sales for the quarter and year ended December 31, 2002 were $8.1 million and $27.3 million, respectively.

Gross margin for the quarter and year ended December 31, 2003 was 68.0% and 64.3%, respectively. Gross margin for the quarter and year ended December 31, 2002 was 64.1% and 61.5%, respectively. Gross margin in the fourth quarter of 2003 reflects the increased percentage of domestic sales relative to sales to international distributors and may not be indicative of gross margins in the future.

Net income for the quarter and year ended December 31, 2003 was $14.3 million and $19.1 million, respectively, and includes a one-time tax benefit of $11.4 million. The tax benefit is the result of the recognition of deferred tax assets, which consists primarily of net operating loss carryforwards. The deferred tax assets previously had been offset by a full valuation reserve due to the uncertainty of their future realization. Under generally accepted accounting principles, we are required to reduce the valuation reserve and recognize deferred tax assets if it is more likely than not that we will realize the benefit from the deferred tax assets in future years. The recognition of these deferred tax assets will not affect our operating results, cash flow or the timing of income taxes payable in the future. As a result of recording the deferred tax assets at December 31, 2003, we expect to record a provision for income taxes in future periods. At December 31, 2003, an estimated $32.5 million in net operating loss carryforwards were available to offset federal taxable income in future years.

Income before taxes for the quarter and year ended December 31, 2003 was $2.9 million and $7.7 million, respectively. Income before taxes for the quarter and year ended December 31, 2002 was $332,000 and $1.5 million, respectively.

Cash flow from operating activities for the year ended December 31, 2003 was approximately $6.3 million compared to $477,000 for the year ended December 31, 2002.

Net income per fully diluted share for the fourth quarter and year ended December 31, 2003 was $0.61 and $0.83, respectively. The per-share amount for 2003 includes the one-time tax benefit as discussed above. Net income per fully diluted share for the quarter and year ended December 31, 2002 was $0.02 and $0.07, respectively.

At December 31, 2003, we had cash of $11.1 million, working capital of $10.7 million, stockholders’ equity of $31.8 million and total assets of $44.5 million.

As discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, due to the change in accounting for revenue recognition in August 2003, results of operations between periods are not directly comparable.

In August 2003, we modified our sales arrangements with our customers and began recognizing revenue upon shipment for our domestic sales, or on an accrual basis, which previously had been recognized upon receipt of payment in full, or on a cash basis. Additionally, we began to recognize revenue upon shipment for our international direct sales, which previously had been recognized after completion of installation. Revenue for the year ended December 31, 2003 included $18.3 million of domestic sales recognized on a cash basis and $20.4 million of domestic sales recognized on an accrual basis. Revenue for the year ended December 31, 2002 included $20.2 million of domestic sales recognized on a cash basis. Revenue for the year ended December 31, 2003 included $1.6 million of international direct sales recognized after completion of installation and $1.7 of international direct sales recognized on shipment. Revenue for the year ended December 31, 2002 included $463,000 of international direct sales recognized upon completion of installation.

During the fourth quarter of 2003, we recognized approximately $400,000 of revenue that was previously deferred at September 30, 2003. Other than the possible recognition of the $143,000 deferred revenue balance as of December 31, 2003, the positive impact to our net sales for the year ended December 31, 2003 that resulted from the change in our revenue recognition policy will not occur in future periods.

The following tables summarize selected results of operations and balance sheet data for the periods indicated:

BIOLASE TECHNOLOGY, INC.

SELECTED CONSOLIDATED FINANCIAL DATA

(unaudited)

Selected Consolidated Statements of Operations Data:

	Years Ended December 31,		Three Months Ended December 31,
	2003	2002	2003	2002
Net sales	$49,081,000	$27,257,000	$16,090,000	$8,123,000
Gross profit	31,551,000	16,772,000	10,946,000	5,207,000
Income from operations	7,441,000	1,412,000	2,816,000	275,000
Income before income tax benefit	7,667,000	1,498,000	2,907,000	332,000
Income tax benefit	11,391,000	—	11,391,000	—
Net income	$19,058,000	$1,498,000	$14,298,000	$332,000
Net income per share:
Basic	$0.91	$0.08	$0.66	$0.02
Diluted	$0.83	$0.07	$0.61	$0.02
Shares used in computing net income per share:
Basic	20,993,000	19,929,000	21,550,000	20,078,000
Diluted	22,978,000	21,303,000	23,534,000	21,755,000

Selected Consolidated Balance Sheet Data:

	December 31, 2003	December 31, 2002
Cash and cash equivalents	$11,111,000	$3,940,000
Working capital	10,656,000	1,418,000
Total assets	44,501,000	16,003,000
Total debt	2,680,000	3,209,000
Stockholders’ equity	31,782,000	3,121,000

Additional Information

We are a Delaware corporation. Our principal executive office is at 981 Calle Amanecer, San Clemente, California 92673, and our telephone number is (949) 361-1200. Our corporate web site is www.biolase.com. The information on our web site is not part of this prospectus.

The Offering

Common stock offered by us	2,500,000 shares

Common stock offered by selling stockholder	307,500 shares

Common stock outstanding after the offering	24,088,727 shares

Use of proceeds	For general corporate purposes, working capital, potential repayment of debt, of which approximately $1.8 million is currently outstanding, capital expenditures and potential acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholder.

Nasdaq National Market symbol	BLTI

The number of shares of common stock outstanding after this offering is based on 21,588,727 shares outstanding as of December 31, 2003, and excludes 3,635,088 shares consisting of:

•	3,329,131 shares issuable upon exercise of outstanding options at a weighted average exercise price of $5.43 per share; and

•	305,957 additional shares of common stock reserved for future grant or issuance under our equity incentive compensation plans.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to 421,125 additional shares of common stock from us. Shares purchased by the underwriters to cover over-allotments, if any, will be offered for sale under this prospectus.

Summary Consolidated Financial Data

(in thousands, except per share data)

The following tables set forth summary consolidated financial data for the periods indicated. You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. We derived the consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002 from our audited financial statements included elsewhere in this prospectus. We derived the selected financial data with respect to the consolidated statements of operations data for the nine months ended September 30, 2002 and 2003, and with respect to the balance sheet data at September 30, 2003, from unaudited financial statements included elsewhere in this prospectus. The data set forth below for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2002, reflect the recent restatement of our financial statements to account for a change in the timing of revenue recognition, as more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and Note 2 to the consolidated financial statements included elsewhere in this prospectus. The data for the nine months ended September 30, 2003, and as of September 30, 2003, reflect the change in our revenue recognition policy in August 2003, as more fully explained in the above referenced sections included elsewhere in this prospectus.

	Fiscal Years Ended December 31, (Restated)			Nine Months Ended September 30,
	2000	2001	2002	2002 (Restated)	2003
Consolidated Statements of Operations Data:

Net sales	$9,495	$16,546	$27,257	$19,134	$32,991
Cost of sales	4,816	6,938	10,485	7,569	12,386

Gross profit	4,679	9,608	16,772	11,565	20,605

Other income	—	79	63	47	51

Operating expenses:
Sales and marketing	4,211	7,314	10,729	7,255	10,962
General and administrative	1,841	2,011	3,010	2,072	3,407
Engineering and development	2,288	1,520	1,684	1,148	1,662

Total operating expenses	8,340	10,845	15,423	10,475	16,031

Income (loss) from operations	(3,661)	(1,158)	1,412	1,137	4,625
Non-operating income (loss)	(94)	(123)	86	29	135

Income (loss) before cumulative effect of change in accounting principle	(3,755)	(1,281)	1,498	1,166	4,760
Cumulative effect of change in accounting principle	(34)	—	—	—	—

Net income (loss)	$(3,789)	$(1,281)	$1,498	$1,166	$4,760

Income (loss) per share before cumulative effect of change in accounting principle:
Basic	$(0.20)	$(0.07)	$0.08	$0.06	$0.23
Diluted	$(0.20)	$(0.07)	$0.07	$0.05	$0.21
Cumulative effect of change in accounting principle per share:
Basic	$0.00	$—	$—	$—	$—
Diluted	$0.00	$—	$—	$—	$—
Net income (loss) per share:
Basic	$(0.20)	$(0.07)	$0.08	$0.06	$0.23
Diluted	$(0.20)	$(0.07)	$0.07	$0.05	$0.21
Shares used in computing net income (loss) per share
Basic	19,171	19,510	19,929	19,878	20,796
Diluted	19,171	19,510	21,303	21,288	22,813

The following table presents our consolidated balance sheet data as of September 30, 2003, which we derived from our unaudited financial statements included elsewhere in this prospectus. The as adjusted for the offering data gives effect to the sale of 2,500,000 shares of common stock by us in this offering at an assumed public offering price of $20.13 per share, which was the last reported sales price of our common stock on February 3, 2004, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us.

	September 30, 2003
	Actual	As Adjusted for Offering
Consolidated Balance Sheet Data:

Cash and cash equivalents	$6,123	$51,902
Working capital	7,349	53,128
Total assets	26,315	72,094
Total debt	2,937	2,937
Stockholders’ equity	15,129	60,908

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all the other information in this prospectus before making an investment decision about our common stock. While the risks described below are the ones we believe are most important for you to consider, these risks are not the only ones that we face. If any of the following risks actually occurs, our business, operating results or financial condition could suffer, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

Our quarterly sales and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline.

Our quarterly sales and operating results have fluctuated and are likely to continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. If our quarterly sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Factors that might cause quarterly fluctuations in our sales and operating results include the following:

•	variation in demand for our products, including variation due to seasonality;

•	our ability to research, develop, introduce, market and gain market acceptance of new products and product enhancements in a timely manner;

•	our ability to control costs;

•	the size, timing, rescheduling or cancellation of orders from distributors;

•	the introduction of new products by competitors;

•	long sales cycles and fluctuations in sales cycles;

•	the availability and reliability of components used to manufacture our products;

•	changes in our pricing policies or those of our suppliers and competitors, as well as increased price competition in general;

•	the mix of our domestic and international sales, and the risks and uncertainties associated with our international business;

•	costs associated with any future acquisitions of technologies and businesses;

•	limitations on our ability to use net operating loss carryforwards under the provisions of Internal Revenue Code Section 382 and similar provisions under applicable state laws;

•	developments concerning the protection of our proprietary rights; and

•	general global economic and political conditions, including international conflicts and acts of terrorism.

The amount of expenses we incur, in part, depends on our expectations regarding future sales. In particular, we expect to continue incurring substantial expenses relating to the marketing and promotion of our products. Since many of our costs are fixed in the short term, if we have a shortfall in sales, we may be unable to reduce expenses quickly enough to avoid losses. Accordingly, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance. Additionally, as a result of the change in our revenue recognition policy in the third quarter of 2003, our quarterly sales and operating results for each of the next four quarters ending September 30, 2004, may not be directly comparable to corresponding periods in the preceding year due to the difference in the timing of revenue recognition.

Regulatory proceedings relating to the restatement of our consolidated financial statements could divert management’s attention and resources.

We recently restated our previously issued financial statements to reflect a change in the timing of revenue recognition. Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as adopted by the Securities and Exchange Commission, requires the transfer of title and the risks and rewards of ownership to the customer before the recognition of revenue. We originally prepared our financial statements on the basis that this transfer of title occurred upon shipment. After the issuance of our consolidated financial statements as of and for the year ended December 31, 2002, it was determined, with respect to sales to domestic customers, that title transferred upon receipt of full payment, due to a clause in our purchase orders. As a result, we restated our consolidated financial statements as of December 31, 2002 and December 31, 2001, and for each of the three years in the period ended December 31, 2002, and the interim periods in 2002 and the quarter ended March 31, 2003, to defer revenue upon shipment and to recognize it upon receipt of full payment for our domestic customers. It was also determined that revenue recognition for products shipped directly to customers in Europe which we commenced in 2002, was appropriate at the time of installation, which was when the customer became obligated to pay, and not at the time of shipment as recognized in the previously filed financial statements. In conjunction with these revisions, we deferred the revenue, the related cost of inventory and related sales commissions. In August 2003, we modified the sales arrangements with our customers so that title transfers to the customer upon shipment for domestic sales, and there is an enforceable obligation to pay upon shipment for international direct sales. As a result, we changed our revenue recognition policy in the third quarter of 2003 to recognize revenue upon shipment for both domestic sales and international direct sales.

In late October 2003 and subsequently, we received informal requests from the Securities and Exchange Commission to voluntarily provide information relating to the restatement of our consolidated financial statements. We have provided information to the Securities and Exchange Commission and intend to continue to cooperate in responding to the inquiry. In accordance with its normal practice, the Securities and Exchange Commission has not advised us when its inquiry may be concluded, and we are unable to predict the outcome of this inquiry. If the Securities and Exchange Commission elects to request additional information from the company or commence further proceedings, responding to such requests or proceedings could divert management’s attention and resources. Additionally, any negative developments arising from such requests or proceedings could harm our business and cause the price of our common stock to decline.

The loss of or a substantial reduction in, or change in the size or timing of, orders from distributors could harm our business.

Our international sales are principally comprised of sales through independent distributors, although we sell products in certain European countries through direct sales representatives. A significant amount of our sales may consist of sales through distributors. Net sales to distributors accounted for approximately 17% of our total sales in 2002. No distributor accounted for more than 6% of our net sales in 2002. The loss of a substantial number of our distributors or a substantial reduction in, cancellation of or change in the size or timing of orders from our current distributors could harm our business, financial condition and results of operations. The loss of a key distributor could affect our operating results due to the potential length of time that might be required to locate and qualify a new distributor or to retain direct sales representatives for the territory. In February of 2003, we terminated our distributor in Germany for failure to satisfy its obligations under its agreement with us, including failure to meet specified sales quotas. The agreement was originally signed in 2000 and renewed in 2002. The agreement required minimum sales of $10,000,000 over the two-year term following the renewal. The average quarterly sales generated by our distributor from the time of the renewal until we terminated the distributor were nearly 50% less than the quota provided under the distribution agreement. To replace the distributor, we entered into contracts with independent sales agents within Germany. There is no assurance that our distributors will perform as expected and we may experience lengthy delays and incur substantial costs if we are required to replace distributors in the future.

Variation in demand for our products due to seasonality can cause our operating results to fluctuate from quarter to quarter during the year.

We have experienced fluctuations in sales from quarter to quarter due to seasonality. In our experience, sales in the first quarter typically are lower than average and sales in the fourth quarter typically are stronger than average due to the buying patterns of dental professionals. For example, the fourth quarter of 2002 accounted for 30% of our net sales for the year, whereas the first quarter of 2002 accounted for 18% of net sales for the year. In addition, sales in the third quarter of the year may be affected by vacation patterns which can cause sales to be flat or lower than in the second quarter of the year. As a result, sequential quarter-to-quarter comparisons of our operating results may not be an indication of our performance for the year and may cause our results of operations and stock price to fluctuate.

Dentists and patients may be slow to adopt laser technologies, which could limit the market acceptance of our products.

Our dental laser systems represent relatively new technologies in the dental market. Currently, only a small percentage of dentists use lasers to perform dental procedures. Our future success will depend on our ability to increase demand for our products by demonstrating to a broad spectrum of dentists and patients the potential performance advantages of our laser systems over traditional methods of treatment and over competitive laser systems. Dentists have historically been and may continue to be slow to adopt new technologies on a widespread basis. This leads to long sales cycles and requires us to invest a significant amount of time and resources to educate customers about the benefits of our products and how they compare to competing products and technologies. Our sales personnel may be required to spend a substantial amount of time answering questions from potential customers and attending multiple in-person meetings over the course of several months before completing a sale. In addition, on occasion, our customers ask to return products after completing the purchase. Although we treat all sales as final, we may accept product returns from customers in certain circumstances. If requests for product returns become more pervasive, they could seriously harm our reputation and results of operations.

Factors that may inhibit adoption of laser technologies by dentists include cost, and concerns about the safety, efficacy and reliability of lasers. For example, the selling price of our Waterlase product is approximately $50,000, which is substantially above the cost of competing non-laser technologies. In order to make an investment in a Waterlase, a dentist generally would need to invest time to gain an understanding of the technology and how that technology will produce a return on investment. Similarly, although medical lasers are generally accepted in other specialties, a dentist generally would want to understand how the use of laser technology can improve the clinical outcomes and satisfaction of his or her own patients before making a substantial investment. Absent an immediate competitive motivation, a dentist may not feel compelled to invest the time required to learn about the potential benefits of using a laser. In addition, a dentistry practice, like any business, needs to make capital allocation decisions in which our product might compete with an unrelated alternative capital expenditure. Economic pressure, caused for example by an economic slowdown or by competitive factors in a specific market place, may make dentists reluctant to purchase substantial capital equipment or invest in new technologies. Patient acceptance will depend in part on the recommendations of dentists and specialists as well as other factors, including without limitation, the relative effectiveness, safety, reliability and comfort of our systems as compared with those of other instruments and methods for performing dental procedures. The failure of dental lasers to achieve broad market acceptance would have an adverse effect on our business, financial condition and results of operations. We cannot assure you that we will successfully achieve broad market acceptance for our products.

We may have difficulty managing our growth.

We have been experiencing significant growth in the scope of our operations and the number of our employees. This growth has placed significant demands on our management as well as our financial and operational resources. In order to achieve our business objectives, we anticipate that we will need to continue to grow. If this growth occurs, it will continue to place additional significant demands on our management and our financial and operational resources, and will require that we continue to develop and improve our operational, financial and other internal controls both in the United States and internationally. In particular, our growth has and, if it continues, will increase the challenges involved in implementing appropriate operational and financial systems, expanding manufacturing capacity and scaling up production, expanding our sales and marketing infrastructure and capabilities, providing adequate training and supervision to maintain high quality standards, and preserving our culture and values. The main challenge associated with our growth has been, and we believe will continue to be, our ability to recruit skilled sales, manufacturing and management personnel. Our inability to scale our business appropriately or otherwise adapt to growth would cause our business, financial condition and results of operations to suffer.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur expenses to enforce our rights.

Our future success will depend, in part, on our ability to obtain and maintain patent protection for our products and technology, to preserve our trade secrets and to operate without infringing the intellectual property of others. In part, we rely on patents to establish and maintain proprietary rights in our technology and products. While we hold a number of issued patents and have other patent applications pending on our products and technology, we cannot assure you that any additional patents will be issued, that the scope of any patent protection will exclude competition or that any of our patents will be held valid if subsequently challenged. Other companies also may independently develop similar products, duplicate our products or design products that circumvent our patents. Additionally, the laws of foreign countries may not protect our products or intellectual property rights to the same extent as do the laws of the United States.

We face substantial uncertainty regarding the impact that other parties’ intellectual property positions will have on the markets for dental and other medical lasers. Competitors may claim that we have infringed their current or future intellectual property rights. The medical technology industry has in the past been characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. We may not prevail in any future intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. Any claims, with or without merit, could be time-consuming and distracting to management, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements. Additionally, if an intellectual property claim against us is successful, we might not be able to obtain a license on acceptable terms or license a substitute technology or redesign our products to avoid infringement. Any of the foregoing adverse events could seriously harm our business, financial condition and results of operations.

We are a party to a patent infringement lawsuit involving patents relating to our core technology, which if determined adversely to us, could have a significant negative effect on our earnings.

We are currently involved in a patent lawsuit with Diodem, LLC, a California limited liability company, which was founded by Collete Cozean, the former chief executive officer of Premier Laser Systems, Inc. The claims in this lawsuit were originally part of two separate lawsuits initiated in U.S. District Court. On May 2, 2003, we initiated a civil action in the U.S. District Court for the Central District of California against Diodem to obtain a judicial declaration against Diodem that technology used in our laser systems does not infringe four patents owned by Diodem. Diodem claims to have acquired the patents from Premier Laser Systems, Inc., which filed for bankruptcy protection in March 2000. On May 5, 2003, Diodem added us as a party to an infringement lawsuit it had previously filed in the U.S. District Court for the Central District of California. These lawsuits were consolidated into the currently pending lawsuit in August 2003. Diodem alleges that our technology, including the technology used in our Waterlase system, infringes four patents it acquired from Premier. Diodem seeks treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys’ fees and other unspecified damages. This lawsuit is in the discovery phase of litigation, and may proceed for an extended period of time. There can be no assurance that our technology will not be found to infringe any of Diodem’s patents at issue in this proceeding or that we will not be liable for some or all of the damages alleged by Diodem or subject to some or all of the relief requested by Diodem.

In addition, this lawsuit could result in significant expenses and diversion of management’s time and other resources. If Diodem successfully asserts an infringement claim against us in the lawsuit, our operations may be severely impacted, especially to the extent that it affects our right to use the technology incorporated in our Waterlase system, which accounted for approximately 77% of our revenue in 2002 and approximately 80% of our revenue for the nine months ended September 30, 2003. This proceeding could also result in significant limitations on our ability to manufacture, market and sell our products, including our Waterlase system, as well as delays and costs associated with redesigning our products and payments of license fees, monetary damages and other payments. Additionally, we may be enjoined from incorporating certain technology into our products, all of which could significantly impede our operations, increase operating expenses, reduce our revenue and cause us to incur losses.

We depend on a limited number of suppliers and if we cannot secure alternate suppliers, the amount of sales in any period could be adversely affected.

We purchase certain materials and components included in our Waterlase system and other products from a limited group of suppliers using purchase orders, and we have no written supply contracts with our key suppliers. Our business depends in part on our ability to obtain timely deliveries of materials and components in acceptable quality and quantities from our suppliers. The introduction of our LaserSmile system in 2001 was delayed due to an interruption in the supply of components for the system, however, we have not otherwise experienced material delays in the supply of components. Certain components of our products, particularly specialized components used in our lasers, are currently available only from a single source or limited sources. For example, the crystal, fiber and handpieces used in our Waterlase system, which accounted for approximately 77% of our revenue in 2002 and approximately 80% of our revenue for the nine months ended September 30, 2003, are each supplied by a separate single supplier. We have not experienced material delays from these suppliers, and we have identified and tested alternative suppliers for each of these three components. However, an unexpected interruption in a single source supplier could create manufacturing delays, and disrupt sales and cash flow as we sought to replace the supplier, which we estimate could take up to three months. Such an interruption could cause our business, financial condition and results of operations to suffer.

We have significant international sales and are subject to risks associated with operating in international markets.

International sales comprise a significant portion of our net sales and we intend to continue to pursue and expand our international business activities. International sales accounted for approximately 23% of our revenue in 2002 and approximately 22% of our revenue for the nine months ended September 30, 2003. Political and economic conditions outside the United States could make it difficult for us to increase our international sales or to operate abroad. International operations, including our facility in Germany, are subject to many inherent risks, including:

•	adverse changes in tariffs;

•	political, social and economic instability and increased security concerns;

•	fluctuations in currency exchange rates;

•	longer collection periods and difficulties in collecting receivables from foreign entities;

•	exposure to different legal standards;

•	ineffectiveness of international distributors;

•	reduced protection for our intellectual property in some countries;

•	burdens of complying with a variety of foreign laws;

•	import and export license requirements and restrictions of the United States and each other country in which we operate;

•	trade restrictions;

•	the imposition of governmental controls;

•	unexpected changes in regulatory or certification requirements;

•	difficulties in staffing and managing international manufacturing and sales operations; and

•	potentially adverse tax consequences and the complexities of foreign value added tax systems.

We believe that international sales will continue to represent a significant portion of our net sales, and we intend to further expand our international operations. Our sales in Europe are denominated principally in Euros, while our sales in other international markets are in dollars. As a result, an increase in the relative value of the dollar against the Euro would lead to less income from sales denominated in Euros, unless we increase prices, which may not be possible due to competitive conditions in Europe. We realized a gain of $135,000 on foreign currency transactions for the nine month period ended September 30, 2003, due to a decrease in the value of the dollar relative to the value of the Euro. We could experience losses from European transactions if the relative value of the dollar were to increase in the future. We do not currently engage in any transactions as a hedge against risks of loss due to foreign currency fluctuations, although we may consider doing so in the future. We also expect that sales of products manufactured at our facility in Germany will account for an increasing percentage of our revenue, which will further increase our exposure to the above-described risks associated with our international operations. Sales of products manufactured at our German facility accounted for 9% of our revenue in 2002 and approximately 13% of our revenue for the nine months ended September 30, 2003. Since expenses relating to our manufacturing operations in Germany are paid in Euros, an increase in the value of the Euro relative to the dollar would increase the expenses associated with our German manufacturing operations and reduce our earnings. In addition, we may experience difficulties associated with managing our operations remotely and complying with German regulatory and legal requirements for maintaining our manufacturing operations in that country. Any of these factors may adversely affect our future international sales and manufacturing operations and, consequently, negatively impact our business, financial condition and operating results. Despite these risks, we believe the market for our products outside the United States justifies our effort to expand our international operations.

If we are unable to meet customer demand or comply with quality regulations, our sales will suffer.

We manufacture our products at our California and German production facilities. In order to achieve our business objectives, we will need to significantly expand our manufacturing capabilities to produce the systems and accessories necessary to meet demand. We intend to finance the cost of expansion through operating income, funds available under our bank credit line and a portion of the proceeds from this offering. We may encounter difficulties in scaling-up production of our products, including problems involving production capacity and yields, quality control and assurance, component supply and shortages of qualified personnel. In addition, our manufacturing facilities are subject to periodic inspections by the U.S. Food and Drug Administration, state agencies and foreign regulatory agencies. Our success will depend in part upon our ability to manufacture our products in compliance with the U.S. Food and Drug Administration’s Quality System regulations and other regulatory requirements. Our business will suffer if we do not succeed in manufacturing our products on a timely basis and with acceptable manufacturing costs while at the same time maintaining good quality control and complying with applicable regulatory requirements.

Any failure to significantly expand sales of our products will negatively impact our business.

We currently handle a majority of the marketing, distribution and sales of our laser systems. In order to achieve our business objectives, we will need to significantly expand our marketing and sales efforts on a nationwide and global basis. We will face significant challenges and risks in expanding, training, managing and retaining our sales and marketing teams, including managing geographically dispersed efforts. In addition, we use third party distributors to sell our products in a number of countries outside the United States, and are dependent on the sales and marketing efforts of these third party distributors. These distributors may not commit the necessary resources to effectively market and sell our products. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our products.

Acquisitions could have unintended negative consequences, which could harm our business.

As part of our business strategy, we may acquire one or more businesses, products or technologies. In May 2003, we acquired the American Dental Laser product line and related dental laser assets of American Medical Technologies, Inc., including the Diolase and Pulsemaster systems, and related inventory, patents and other intellectual property rights. We are currently in the process of integrating the assets relating to the American Dental Laser product line into our operations. We must effectively integrate the American Dental Laser product line into our operations in order to achieve profitability from it. The pro forma data in Note 10 to the consolidated financial statements included in this prospectus show a net loss for the nine months ended September 30, 2002 and a reduction in net income for the nine months ended September 30, 2003 when the seller’s historical losses from operating this product line are combined with our operations. However, we believe we can integrate the acquired assets into our sales and manufacturing infrastructure with minimal increase to our operating expenses because we acquired principally patents, brand names, customer lists and other intangibles and we did not assume the seller’s personnel, facilities or other overhead.

Acquisitions could require significant capital infusions and could involve many risks, including, but not limited to, the following:

•	we may encounter difficulties in assimilating and integrating the operations, products and workforce of the acquired companies;

•	acquisitions may negatively impact our results of operations because they may require large one-time charges or could result in increased debt or contingent liabilities, adverse tax consequences, substantial depreciation or deferred compensation charges, or the amortization or write down of amounts related to deferred compensation, goodwill and other intangible assets;

•	acquisitions may be dilutive to our existing stockholders;

•	acquisitions may disrupt our ongoing business and distract our management; and

•	key personnel of the acquired company may decide not to work for us.

We cannot assure you that we will be able to identify or consummate any future acquisitions on acceptable terms, or at all. If we do pursue any acquisitions, it is possible that we may not realize the anticipated benefits from such acquisitions or that the market will not positively view such acquisitions.

We may be unable to comply with covenants contained in our credit agreement, which could result in the impairment of our working capital and alter our ability to operate our business.

In May 2003, we secured a new credit facility through Bank of the West. At December 31, 2003, the outstanding principal balance on this credit facility was $1.8 million. To maintain the right to borrow under this credit facility and avoid a default under our credit agreement with Bank of the West, we are required to satisfy certain financial tests and comply with certain operating covenants contained in that agreement. Our ability to satisfy required financial ratios and tests can be affected by events beyond our control, including prevailing economic, financial and industry conditions, and we cannot assure you that we will continue to meet those ratios and tests in the future. A breach of any of these covenants, ratios or tests could result in a default under our credit agreement. If we default, our lender will no longer be obligated to extend credit to us and could elect to declare all amounts outstanding under the credit agreement, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, our lender could proceed against the collateral granted to it to secure that indebtedness, which includes our intellectual property. The results of such action would have a significant negative impact on our results of operations and financial condition. Due to the restatement of our financial statements, we were not in compliance with three covenants under the credit facility at June 30, 2003. The bank waived our non-compliance with these covenants as of June 30, 2003, so that we were not in default under the credit facility. We were in compliance with the financial covenants as of September 30, 2003. No determination has been made as to our compliance with these covenants as of December 31, 2003, the most recent evaluation date for determining compliance with the covenants. We cannot assure you that we will be in compliance with our financial covenants as of December 31, 2003 or on future evaluation dates for determining compliance with these covenants.

Material increases in interest rates may harm our sales.

We currently sell our products primarily to dentists in general practice. These dentists often purchase our products with funds they secure through various financing arrangements with third party financial institutions, including credit facilities and short term loans. If interest rates increase, these financing arrangements will be more expensive to our dental customers, which would effectively increase the price of our products to our customers and, thereby, may decrease overall demand for our products. Any reduction in the sales of our products would cause our business to suffer.

We may not be able to compete successfully against our current and future competitors.

We compete with a number of foreign and domestic companies that market traditional dental products, such as dental drills, as well as other companies that market laser technologies in the dental and medical markets that we address, including companies such as Hoya ConBio, a subsidiary of Hoya Photonics, a large Japanese manufacturer primarily of optics and crystals, OpusDent Ltd., a subsidiary of Lumenis, Ka Vo, Deka Dental Corporation and Fotona d.d. Some of our competitors have greater financial, technical, marketing or other resources than us, which may allow them to respond more quickly to new or emerging technologies and to devote greater resources to the acquisition or development and introduction of enhanced products than we can. In addition, the rapid technological changes occurring in the healthcare industry are expected to lead to the entry of new competitors, especially as dental and medical lasers gain increasing market acceptance. Our ability to anticipate technological changes and to introduce enhanced products on a timely basis will be a significant factor in our ability to grow and remain competitive. New competitors or technological changes in laser products and methods could cause commoditization of such products, require price discounting or otherwise adversely affect our gross margins.

Rapid changes in technology could harm the demand for our products or result in significant additional costs.

The markets in which our laser systems compete are subject to rapid technological change, evolving industry standards, changes in the regulatory environment, frequent new device introductions and evolving dental and surgical techniques. These changes could render our products uncompetitive or obsolete. The success of our existing and future products is dependent on the differentiation of our products from those of our competitors, the timely introduction of new products and the perceived benefit to the customer in terms of improved patient satisfaction and return on investment. The process of developing new medical devices is inherently complex and requires regulatory approvals or clearances that can be expensive, time consuming and uncertain. We cannot assure you that we will successfully identify new product opportunities, be financially or otherwise capable of completing the research and development required to bring new products to market in a timely manner or that products and technologies developed by others will not render our products obsolete.

The failure to attract and retain key personnel could adversely affect our business.

Our future success depends in part on the continued service of certain key personnel, including our Chief Executive Officer, our Executive Vice President responsible for sales, our Chief Operating Officer, our Vice President of Research and Development and our Chief Financial Officer. We do not have employment agreements with any of our key employees, other than employment agreements with our Chief Executive Officer, our Executive Vice President responsible for sales and our Chief Operating Officer, each of which can be terminated at will by the executive or by us.

Our success will also depend in large part on our ability to continue to attract, retain and motivate qualified engineering and other highly skilled technical personnel. Competition for certain employees, particularly development engineers, is intense despite the effects of the economic slowdown. We may be unable to continue to attract and retain sufficient numbers of such highly skilled employees. Our inability to attract and retain additional key employees or the loss of one or more of our current key employees could adversely affect our business, financial condition and results of operations.

Product liability claims against us could be costly and could harm our reputation.

The sale of dental and medical devices involves the inherent risk of product liability claims against us. We currently maintain product liability insurance on a per occurrence basis with a limit of $11 million per occurrence and $12 million in the aggregate for all occurrences. The insurance is subject to various standard coverage exclusions, including damage to the product itself, losses from recall of our product and losses covered by other forms of insurance such as workers compensation. There is no assurance that we will be able to obtain such insurance in the future on terms acceptable to us, or at all. We do not know whether claims against us with respect to our products, if any, would be successfully defended or whether our insurance would be sufficient to cover liabilities resulting from such claims. Any claims successfully brought against us would cause our business to suffer.

Our ability to use net operating loss carryforwards may be limited.

Section 382 of the Internal Revenue Code of 1986 generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its stock ownership. We have completed an analysis to determine the applicability of the annual limitations imposed by Section 382 caused by previous changes in our stock ownership and have determined that such limitations should not be significant. Based on our analysis, we believe that, as of December 31, 2002, approximately $33.8 million of net operating loss carryforwards was available to us for federal income tax purposes. Of this amount, approximately $28.1 million is available to offset 2003 federal taxable income or the taxable income generated in future years. Additional net operating loss carryforwards will become available at the rate of approximately $1.0 million per year for the years 2004 through 2009. However, any future ownership changes qualifying under Section 382 may similarly affect our ability to use our remaining net operating loss carryforwards. If we lose our ability to use net operating loss carryforwards, our income will be subject to tax earlier than it would be if we were able to use net operating loss carryforwards, resulting in lower profits.

We are exposed to risks associated with the recent worldwide economic slowdown and related uncertainties.

Concerns about decreased consumer and investor confidence, reduced corporate profits and capital spending, and recent international conflicts and terrorist and military activity have resulted in a downturn in the equity markets and a slowdown in economic conditions, both domestically and internationally, and have caused concern about the strength or longevity of an economic recovery. These unfavorable conditions could ultimately cause a slowdown in customer orders or cause customer order cancellations. In addition, recent political and social turmoil related to international conflicts and terrorist acts may put further pressure on economic conditions in the United States and abroad. Unstable political, social and economic conditions make it difficult for our customers, our suppliers and us to accurately forecast and plan future business activities. If such conditions continue or worsen, our business, financial condition and results of operations could suffer.

We may not be able to secure additional financing to meet our future capital needs.

We expect to expend significant capital to further develop our products, increase awareness of our laser systems and our brand names and to expand our operating and management infrastructure as we increase sales in the United States and abroad. We may use capital more rapidly than currently anticipated. Additionally, we may incur higher operating expenses and generate lower revenue than currently expected, and we may be required to depend on external financing to satisfy our operating and capital needs, including the repayment of our debt obligations. We may be unable to secure additional debt or equity financing on terms acceptable to us, or at all, at the time when we need such funding. If we do raise funds by issuing additional equity or convertible debt securities, the ownership percentages of existing stockholders would be reduced, and the securities that we issue may have rights, preferences or privileges senior to those of the holders of our common stock or may be issued at a discount to the market price of our common stock which would result in dilution to our existing stockholders. If we raise additional funds by issuing debt, we may be subject to debt covenants, such as the debt covenants under our secured credit facility, which could place limitations on our operations including our ability to declare and pay dividends. Our inability to raise additional funds on a timely basis would make it difficult for us to achieve our business objectives and would have a negative impact on our business, financial condition and results of operations.

We have adopted anti-takeover defenses that could delay or prevent an acquisition of our company and may affect the price of our common stock.

Certain provisions of our certificate of incorporation and stockholder rights plan could make it difficult for any party to acquire us, even though an acquisition might be beneficial to our stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

In December 1998, we adopted a stockholder rights plan pursuant to which one preferred stock purchase right is distributed to our stockholders for each share of our common stock held by them. In connection with the stockholder rights plan, the Board of Directors may issue up to 500,000 shares of Series B Junior Participating Cumulative Preferred Stock (which may be increased by up to 500,000 more shares out of undesignated preferred stock described in the paragraph below that is available under our certificate of incorporation). If any party acquires 15% or more of our outstanding common stock or commences a tender offer to acquire 15% or more of our outstanding stock, the holders of these rights will be able to purchase the underlying junior participating preferred stock as a way to discourage, delay or prevent a change in control of our company. Following the acquisition of 15% or more of our stock by any person, if we are acquired by or merged with any other entity, holders of these rights will be able to purchase shares of common stock of the acquiring or surviving entity as a further means to discourage, delay or prevent a change in control of our company.

In addition, under our certificate of incorporation, the Board of Directors has the power to authorize the issuance of up to 500,000 shares of preferred stock that is currently undesignated, and to designate the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. Accordingly, our Board of Directors may issue preferred stock with terms that could have preference over and adversely affect the rights of holders of our common stock.

The issuance of any preferred stock may:

•	delay, defer or prevent a change in control of BioLase;

•	discourage bids for the common stock at a premium over the market price of our common stock;

•	adversely affect the voting and other rights of the holders of our common stock; and

•	discourage acquisition proposals or tender offers for our shares.

Risks Relating to Our Industry

Changes in government regulation or the inability to obtain or maintain necessary government approvals could harm our business.

Our products are subject to extensive government regulation, both in the United States and in other countries. To clinically test, manufacture and market products for human use, we must comply with regulations and safety standards set by the U.S. Food and Drug Administration and comparable state and foreign agencies. Regulations adopted by the U.S. Food and Drug Administration are wide ranging and govern, among other things, product design, development, manufacture and testing, labeling, storage, advertising and sales. Generally, products must meet regulatory standards as safe and effective for their intended use before being marketed for human applications. The clearance process is expensive, time-consuming and uncertain. Failure to comply with applicable regulatory requirements of the U.S. Food and Drug Administration can result in an enforcement action which may include a variety of sanctions, including fines, injunctions, civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of production and criminal prosecution. The failure to receive or maintain requisite approvals for the use of our products or processes, or significant delays in obtaining such approvals, could prevent us from developing, manufacturing and marketing products and services necessary for us to remain competitive. In addition, unanticipated changes in existing regulatory requirements or the adoption of new requirements could impose significant costs and burdens on us, which could increase our operating expenses, reduce our revenue and profits, and result in operating losses.

If our customers cannot obtain third party reimbursement for their use of our products, they may be less inclined to purchase our products.

Our products are generally purchased by dental or medical professionals who have various billing practices and patient mixes. Such practices range from primarily private pay to those who rely heavily on third party payors, such as private insurance or government programs. In the United States, third party payors review and frequently challenge the prices charged for medical services. In many foreign countries, the prices for dental services are predetermined through government regulation. Payors may deny coverage and reimbursement if they determine that the procedure was not medically necessary, such as a cosmetic procedure, or that the device used in the procedure was investigational. We believe that most of the procedures being performed with our current products generally are reimbursable, with the exception of cosmetic applications such as tooth whitening. For the portion of dentists who rely heavily on third party reimbursement, the inability to obtain reimbursement for services using our products could deter them from purchasing or using our products. We cannot predict the effect of future healthcare reforms or changes in financing for health and dental plans. Any such changes could have an adverse effect on the ability of a dental or medical professional to generate a return on investment using our current or future products. Such changes could act as disincentives for capital investments by dental and medical professionals and could have a negative impact on our business, financial condition and results of operations.

Risks Relating to This Offering

Our common stock price has been volatile, which could result in substantial losses for stockholders.

Our common stock is currently traded on the Nasdaq National Market and the Nasdaq Europe Market. While our average daily trading volume for the 52-week period ended January 30, 2004 was approximately 686,121 shares, we have in the past experienced, and may in the future experience, more limited daily trading volume. The trading price of our common stock has been and may continue to be volatile. The closing sale prices of our common stock, as reported by the Nasdaq National Market, have ranged from $6.24 to $21.29 for the 52-week period ended January 30, 2004. The market for technology companies, in particular, has at various times experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may significantly affect the trading price of our common stock, regardless of our actual operating performance. The trading price of our common stock could be affected by a number of factors, including, but not limited to, changes in expectations of our future performance, changes in estimates by securities analysts (or failure to meet such estimates), quarterly fluctuations in our sales and financial results and a variety of risk factors, including the ones described elsewhere in this prospectus. Periods of volatility in the market price of a company’s securities sometimes result in securities class action litigation. If this were to happen to us, such litigation would be expensive and would divert management’s attention. In addition, if we needed to raise equity funds under adverse conditions, it would be difficult to sell a significant amount of our stock without causing a significant decline in the trading price of our stock.

Our shares may be delisted if our stock price drops below $5.00 per share or if we otherwise fail to comply with applicable listing requirements.

We are required to maintain a stock price of approximately $5.00 per share in order to maintain our listing on the Nasdaq National Market. If our stock price drops below approximately $5.00 per share for an extended period of time or we are otherwise unable to satisfy the continued listing requirements of the Nasdaq National Market, our shares could be delisted from the Nasdaq National Market and the marketability, liquidity and price of our common stock would be adversely affected.

Investors will experience immediate and substantial dilution in net tangible book value per share of common stock purchased in this offering.

Our net tangible book value at September 30, 2003, was approximately $9.6 million, or approximately $0.44 per share of common stock, without giving effect to any exercise of options then outstanding. Our net tangible book value per share has been determined by dividing the net tangible book value, which is total tangible assets less total liabilities, by the number of shares of common stock outstanding at September 30, 2003. After giving effect to the sale of 2,500,000 shares of our common stock by us in this offering at the public offering price of $20.13 per share, which was the last reported sales price of our common stock on the Nasdaq National Market on February 3, 2004, and after deduction of the underwriting discount and estimated offering expenses, our net tangible book value immediately after the offering would have been approximately $55.3 million or $2.30 per share. Accordingly, the offering price of our common stock will be substantially higher than the net tangible book value per share of our existing capital stock. As a result, if you purchase common stock in this offering, you will incur immediate and substantial dilution of approximately $17.83 in net tangible book value per share of common stock, based on the public offering price of $20.13 per share. You also could experience additional dilution upon the exercise of outstanding stock options.

Our management will have broad discretion over the use of the capital resources made available by this offering and you may not agree with the way they are used.

While we currently intend to use the net proceeds of this offering for general corporate purposes, working capital, potential repayment of debt, capital expenditures and potential future acquisitions or other investments, we may subsequently choose to use it for different purposes or not at all. The effect of the offering will be to increase capital resources available to our management, and our management may allocate these capital resources as it determines is necessary. You will be relying on the judgment of our management with regard to the use of the capital resources generated by this offering.

Our stock price may decline if additional shares are sold in the market after the offering.

Future sales of substantial amounts of shares of our common stock by our existing stockholders in the public market, or the perception that these sales could occur, may cause the market price of our common stock to decline. In addition, we may be required to issue additional shares upon exercise of previously granted options that are currently outstanding. Our directors and executive officers have agreed to enter into “lock up” agreements with the underwriters, in which they will agree to refrain from selling their shares for a period of 120 days after this offering. Increased sales of our common stock in the market after exercise of currently outstanding options or expiration of the lock-up agreements could exert significant downward pressure on our stock price. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements concerning the future of our industry, product and service development, business strategy, the possibility of future acquisitions, and continued acceptance and growth of our products. These statements may be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements may discuss future expectations, contain projections of results of operations or of financial condition or include other forward-looking information. You should not place undue reliance on any forward-looking statements. When considering any forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted above and other factors noted throughout this prospectus could cause our actual results to differ significantly from the results contained in any forward-looking statement. Except as required by Federal securities laws, we are under no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In this prospectus, we rely on and refer to information, statistics and forecasts regarding the markets in which we compete. We obtained this information and these statistics and forecasts from various sources and publications that are not produced for the purposes of securities offerings or economic analysis. We have not independently verified the data and make no representation as to the accuracy of the data we have included.

USE OF PROCEEDS

The net proceeds to us from the sale of the 2,500,000 shares of common stock offered by us under this prospectus will be approximately $45,778,765 based on an assumed public offering price of $20.13 per share, which was the last reported sales price of our common stock on the Nasdaq National Market on February 3, 2004, and after deducting estimated underwriting discounts and commissions, and expenses payable by us. We will not receive any proceeds from the sale of 307,500 shares by the selling stockholder. Our net proceeds will be approximately $53,704,990 if the underwriters fully exercise their over-allotment option to purchase 421,125 shares of our common stock from us.

We expect to use the net proceeds of the offering for general corporate purposes, working capital, potential repayment of debt, of which approximately $1.8 million is currently outstanding, and capital expenditures, including expenditures for expansion of our production capabilities. A portion of the net proceeds of this offering may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. Although we from time to time evaluate potential acquisitions of such businesses, products or technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any acquisitions.

The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, the amount of cash generated or used by our operations, and competition. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing securities and debt instruments in compliance with our investment policy. We believe that our available cash, together with the net proceeds of this offering, will be sufficient to meet our capital requirements for at least the next twelve months.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the Nasdaq National Market under the symbol “BLTI.” The following table sets forth the high and low closing sale prices of our common stock as reported by the Nasdaq SmallCap Market for the period from January 1, 2001 through May 21, 2002, and the Nasdaq National Market for the period from May 22, 2002 through February 3, 2004.

	High	Low
Fiscal Year Ended December 31, 2001
First Quarter	$3.03	$1.53
Second Quarter	5.07	2.09
Third Quarter	6.59	3.47
Fourth Quarter	6.80	3.60
Fiscal Year Ended December 31, 2002
First Quarter	$6.58	$5.11
Second Quarter	5.88	4.00
Third Quarter	5.14	3.80
Fourth Quarter	5.89	3.68
Fiscal Year Ended December 31, 2003
First Quarter	$8.29	$5.30
Second Quarter	14.78	8.18
Third Quarter	14.93	10.50
Fourth Quarter	17.60	11.45
Fiscal Year Ending December 31, 2004
First Quarter (through February 3, 2004)	$21.29	$18.36

On February 3, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $20.13 per share. As of February 3, 2004, there were approximately 280 holders of record of our common stock. Based on information provided by our transfer agent and registrar, we believe that there are approximately 12,005 beneficial owners of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We anticipate that we will retain earnings to support and to finance the growth and development of our business. As a result, we do not plan to pay any cash dividends in the near future. Our current policy is to retain all earnings to finance future growth. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, and other factors as the Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2003 on an:

•	actual basis; and

•	as adjusted for the sale of 2,500,000 shares of our common stock offered by us under this prospectus at the public offering price of $20.13 per share, the last reported sales price of our common stock on the Nasdaq National Market on February 3, 2004, after deducting underwriting discounts and commissions and offering expenses payable by us.

This capitalization table should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1.

	September 30, 2003
	Actual	As Adjusted for Offering
	(in thousands)
Cash and cash equivalents	$6,123	$51,902

Line of credit	1,792	1,792
Short-term debt	1,145	1,145

Total debt	2,937	2,937

Stockholders’ equity:
Preferred stock, par value $0.001; 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value: 50,000,000 shares authorized actual and as adjusted; 21,544,571 shares issued and outstanding actual and 24,044,571 shares issued and outstanding as adjusted for offering(1)	22	25
Additional paid-in capital	56,816	102,592
Accumulated other comprehensive income	(130)	(130)
Accumulated deficit	(41,579)	(41,579)

Total stockholders’ equity	15,129	60,908

Total capitalization	$18,066	$63,845

(1)	The outstanding share information excludes outstanding options to purchase 2,997,787 shares of common stock exercisable at a weighted-average exercise price per share, as of September 30, 2003, of $4.47 and an additional 649,040 shares of common stock reserved for future grant or issuance under our equity incentive compensation plans.

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data set forth below with respect to the consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002 and the consolidated balance sheet data at December 31, 2001 and 2002, were derived from the audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 from our audited financial statements not included in this prospectus. We derived the selected financial data with respect to the consolidated statements of operations data for the nine months ended September 30, 2002 and 2003, and with respect to the consolidated balance sheet data at September 30, 2003, from unaudited consolidated financial statements included elsewhere in this prospectus. The data set forth below as of December 31, 2001 and 2002 and for the three years then ended and as of September 30, 2002 and for the nine months then ended, reflects the recent restatement of our financial statements to account for a change in the timing of revenue recognition, as more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Risk Factors” and Note 2 to the consolidated financial statements included elsewhere in this prospectus. The data for the nine months ended September 30, 2003, reflect the change in our revenue recognition policy in August 2003, as more fully explained in the above referenced sections included elsewhere in this prospectus.

	Fiscal Years Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002 (Restated)	2003(3)
			(Restated)
Consolidated Statements of Operations Data:

Net sales	$1,465	$7,004	$9,495	$16,546	$27,257	$19,134	$32,991
Cost of sales	1,418	4,152	4,816	6,938	10,485	7,569	12,386

Gross profit	47	2,852	4,679	9,608	16,772	11,565	20,605

Other income	—	—	—	79	63	47	51

Operating expenses:
Sales and marketing	1,629	2,701	4,211	7,314	10,729	7,255	10,962
General and administrative	1,780	2,473	1,841	2,011	3,010	2,072	3,407
Engineering and development(1)	6,960	2,427	2,288	1,520	1,684	1,148	1,662

Total operating expenses	10,369	7,601	8,340	10,845	15,423	10,475	16,031

Income (loss) from operations	(10,322)	(4,749)	(3,661)	(1,158)	1,412	1,137	4,625
Non-operating income (loss)	(24)	(49)	(94)	(123)	86	29	135

Income (loss) before cumulative effect of change in accounting principle	(10,346)	(4,798)	(3,755)	(1,281)	1,498	1,166	4,760
Cumulative effect of change in accounting principle	—	—	(34)	—	—	—	—

Net income (loss)	$(10,346)	$(4,798)	$(3,789)	$(1,281)	$1,498	$1,166	$4,760

Income (loss) per share before cumulative effect of change in accounting principle:
Basic	$(0.69)	$(0.28)	$(0.20)	$(0.07)	$0.08	$0.06	$0.23
Diluted	$(0.69)	$(0.28)	$(0.20)	$(0.07)	$0.07	$0.05	$0.21
Cumulative effect of change in accounting principle per share:
Basic	$—	$—	$0.00	$—	$—	$—	$—
Diluted	$—	$—	$0.00	$—	$—	$—	$—
Net income (loss) per share:
Basic	$(0.69)	$(0.28)	$(0.20)	$(0.07)	$0.08	$0.06	$0.23
Diluted	$(0.69)	$(0.28)	$(0.20)	$(0.07)	$0.07	$0.05	$0.21
Shares used in computing net income (loss) per share:
Basic	15,062	17,254	19,171	19,510	19,929	19,878	20,796
Diluted	15,062	17,254	19,171	19,510	21,303	21,288	22,813

	December 31,					September 30, 2003(3)
	1998	1999	2000(4)	2001	2002
			(Restated)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$425	$1,181	$2,002	$2,670	$3,940	$6,123
Working capital (deficit)	89	(1,331)	(268)	201	1,418	7,349
Total assets	3,911	2,672	6,822	8,253	16,003	26,315
Total debt(2)	1,705	1,342	2,967	1,792	3,012	2,937
Stockholders’ equity (deficit)	662	(939)	994	645	3,121	15,129

(1)	Includes charges in 1998 of $5.1 million related to a write-off of in-process research and development.
(2)	Includes line of credit and short-term debt.
(3)	On May 21, 2003 we acquired the American Dental Laser product line and related dental laser assets of American Medical Technologies, Inc. for approximately $5.8 million. Refer to Note 10 in the notes to the consolidated financial statements included elsewhere in this prospectus.
(4)	The consolidated balance sheet data as of December 31, 2000 previously reported a working capital deficit of $206,000, total assets of $6.6 million and stockholders’ equity of $1.1 million.

The following table presents our consolidated balance sheet data as of September 30, 2003, which we derived from our unaudited financial statements included elsewhere in this prospectus. The as adjusted for offering data gives effect to the sale of 2,500,000 shares of common stock by us in this offering at an assumed public offering price of $20.13 per share, which was the last reported sales price of our common stock on the Nasdaq National Market on February 3, 2004, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	September 30, 2003
	Actual	As Adjusted for Offering
	(in thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$6,123	$51,902
Working capital	7,349	53,128
Total assets	26,315	72,094
Total debt	2,937	2,937
Stockholders’ equity	15,129	60,908

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read together with the consolidated financial statements and the notes to those statements included in this prospectus and other financial information incorporated by reference in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in any forward-looking statements as a result of a variety of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Restatement of Financial Statements

We recently restated our previously issued consolidated financial statements for each of the three years in the period ended December 31, 2002, the three months ended March 31, 2003, and interim periods ended in 2002 and 2001. The restated financial statements were included in an amendment to our Annual Report on Form 10-K/A for the year ended December 31, 2002, and amended quarterly reports on Form 10-Q/A for each of the quarterly periods ended in 2002 and the quarterly period ended March 31, 2003, which were filed with the Securities and Exchange Commission on September 17, 2003, and amended on December 16, 2003. On September 29, 2003, we also filed an amendment to our Current Report on Form 8-K originally filed on June 4, 2003, and amended on June 23, 2003 and August 1, 2003, to make corresponding changes to the pro forma financial statements that we filed in relation to our acquisition of the American Dental Laser product line and other dental laser assets of American Medical Technologies, Inc. in May 2003. The restatement of our financial statements had no effect on the financial statements of the business we acquired from American Medical Technologies, Inc., which are set forth in their entirety in the financial statements included elsewhere in this prospectus.

As reported in the above-referenced amended filings, the restatement related to a change in the timing of revenue recognition. Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition in Financial Statements, requires the transfer of title and the risks and rewards of ownership to the customer before the recognition of revenue. We originally prepared our financial statements on the basis that this transfer of title occurred upon shipment. After the issuance of our consolidated financial statements as of and for the year ended December 31, 2002, it was determined, with respect to sales to domestic customers, that title transferred upon receipt of full payment, due to a clause in our purchase orders. As a result, we restated our consolidated financial statements as of December 31, 2001 and December 31, 2002 and for each of the three years in the period ended December 31, 2002 to defer revenue upon shipment and to recognize it upon receipt of full payment for our domestic customers. We reflected the impact of this change, as measured at January 1, 2000, as the cumulative effect of a change in accounting principle for the adoption of SAB 101. The $34,000 cumulative effect of change in accounting principle was recognized as income during the year ended December 31, 2000, which included $168,000 of revenue. We also restated our consolidated financial statements for the nine month period ended September 30, 2002 included elsewhere in this prospectus to defer revenue upon shipment and to recognize it upon receipt of full payment for our domestic customers. It was also determined that revenue recognition for products shipped directly to customers in Europe, which we commenced in 2002, is appropriate at the time of installation, which is when the customer becomes obligated to pay, and not at the time of shipment as recognized in the previously filed financial statements. In conjunction with these revisions, we have deferred the revenues, the related costs of inventory and related sales commissions associated with the sale of our products.

As a result of the restatement, our net revenue for 2002 decreased by $1,942,000, our gross profit decreased by $1,325,000 and our net income was reduced by $1,132,000, or $0.05 per fully diluted share. For 2001, our net revenue decreased by $1,341,000, our gross profit decreased by $980,000 and our net loss increased by $873,000, or $0.05 per fully diluted share. For 2000, our net revenue decreased by $162,000, our gross profit decreased by $149,000 and our net loss increased by $61,000, or $0.01 per fully diluted share. Also as a result of the restatement, our net revenue for the nine months ended September 30, 2002 decreased by $570,000, our gross profit decreased by $450,000, and our net income decreased by $394,000, or $0.02 per fully diluted share.

The statements of operations were restated as follows (in thousands, except per share data):

Year Ended December 31, 2000	As Reported	Restated
Net sales	$9,657	$9,495
Cost of sales	4,829	4,816
Operating expenses	8,462	8,340
Loss from operations	(3,634)	(3,661)
Loss before cumulative effect of change in accounting principle	(3,728)	(3,755)
Cumulative effect of change in accounting principle	—	(34)
Net loss	$(3,728)	$(3,789)
Cumulative effect of change in accounting principle per share:
Basic	$0.00	$0.00
Diluted	$0.00	$0.00
Net loss per share:
Basic	$(0.19)	$(0.20)
Diluted	$(0.19)	$(0.20)

Year Ended December 31, 2001	As Reported	Restated
Net sales	$17,887	$16,546
Cost of sales	7,299	6,938
Operating expenses	10,952	10,845
Loss from operations	(364)	(1,158)
Net loss	$(408)	$(1,281)
Net loss per share:
Basic	$(0.02)	$(0.07)
Diluted	$(0.02)	$(0.07)

Year Ended December 31, 2002	As Reported	Restated
Net sales	$29,199	$27,257
Cost of sales	11,102	10,485
Operating expenses	15,616	15,423
Income from operations	2,481	1,412
Net income	$2,630	$1,498
Net income per share:
Basic	$0.13	$0.08
Diluted	$0.12	$0.07

Nine Months ended September 30, 2002	As Reported	Restated
Net sales	$19,704	$19,134
Cost of sales	7,689	7,569
Operating expenses	10,531	10,475
Income from operations	1,484	1,137
Net income	$1,560	$1,166
Net income per share:
Basic	$0.08	$0.06
Diluted	$0.07	$0.05

The balance sheets were restated as follows (in thousands, except per share data):

December 31, 2002	As Reported	Restated
Working capital	$3,484	$1,481
Total assets	14,395	16,003
Stockholders’ equity	5,187	3,121

December 31, 2001	As Reported	Restated
Working capital	$1,135	$201
Total assets	7,561	8,253
Stockholders’ equity	1,579	645

The following discussion and analysis should be read in conjunction with the financial statements and related notes included in the amended filings referenced above.

Overview

We are the world’s leading dental laser company. We design, manufacture and market proprietary dental laser systems that allow dentists, oral surgeons and other specialists to perform a broad range of common dental procedures, including cosmetic applications. Our systems provide superior performance for many types of dental procedures, with less pain and faster recovery times than are generally achieved with drills and other dental instruments. We have clearance from the U. S. Food and Drug Administration to market our laser systems in the United States. We also have the approvals necessary to sell our laser systems in Canada, the European Union and other international markets. Since 1998, we have sold more than 2,000 laser systems in over 20 countries.

We have the following principal product lines: (i) Waterlase system; (ii) LaserSmile system; (iii) American Dental Laser products, including the Diolase and Pulsemaster systems; and (iv) related accessories and disposables for use with our laser systems. Our product, the Waterlase system, is used for hard and soft tissue dental procedures, and can be used to perform most procedures currently performed using dental drills, scalpels and other traditional dental instruments. The LaserSmile system is used for a range of soft tissue procedures and tooth whitening. Our newly acquired Diolase and Pulsemaster systems are primarily used for soft tissue procedures. We also manufacture and sell accessories and disposables, such as handpieces, laser tips and tooth whitening gel, for use with our dental laser systems.

Company Background

From inception in 1987 until 1998, we were engaged primarily in the research and development of the use of water and laser technology. The Company was originally formed as Societe Endo Technic, SA, or SET, in 1984 in Marseilles, France, to develop and market various endodontic and laser products developed by Dr. Guy Levy, then chairman of the Endodontics Department at the University of Marseilles. In 1987, SET was moved to the United States and was merged with a public holding company, Pamplona Capital Corp. In 1994, we changed our name to BioLase Technology, Inc. Through the end of fiscal 2000, we were financed by approximately $42 million in stockholder investments through a series of private placements of stock and the exercise of warrants and stock options.

Since 1998, our objective has been to become the leading designer, manufacturer and marketer of laser systems for the dental industry. We have focused our efforts on receiving governmental clearances with the U.S. Food and Drug Administration as well as furthering the commercial success and viability of our water and laser technology via our direct sales campaign initiatives, intellectual property advancements and strategic acquisitions. In 1998, we began the commercialization of our systems based on water and laser technology.

Recent Developments (unaudited)

On February 24, 2003, we announced the results of operations for the quarter and year ended December 31, 2003. Net sales for the quarter and year ended December 31, 2003 were $16.1 million and $49.1 million respectively. Net sales for the quarter and year ended December 31, 2002 were $8.1 million and $27.3 million respectively.

Gross margin for the quarter and year ended December 31, 2003 was 68.0% and 64.3%, respectively. Gross margin for the quarter and year ended December 31, 2002 was 64.1% and 61.5%, respectively. Gross margin in the fourth quarter of 2003 reflects the increased percentage of domestic sales relative to sales to international distributors and may not be indicative of gross margins in the future.

Net income for the quarter and year ended December 31, 2003 was $14.3 million and $19.1 million, respectively, and includes a one-time tax benefit of $11.4 million. The tax benefit is the result of the recognition of deferred tax assets, which consists primarily of net operating loss carryforwards. The deferred tax assets previously had been offset by a full valuation reserve due to the uncertainty of their future realization. Under generally accepted accounting principles, we are required to reduce the valuation reserve and recognize deferred tax assets if it is more likely than not that we will realize the benefit from the deferred tax assets in future years. The recognition of these deferred tax assets will not affect our operating results, cash flow or the timing of income taxes payable in the future. As a result of recording the deferred tax assets at December 31, 2003, we expect to record a provision for income taxes in future periods. At December 31, 2003, an estimated $32.5 million in net operating loss carryforwards were available to offset federal taxable income in future years.

Income before taxes for the quarter and year ended December 31, 2003 was $2.9 million and $7.7 million, respectively. Income before taxes for the quarter and year ended December 31, 2002 was $332,000 and $1.5 million, respectively.

Cash flow from operating activities for the year ended December 31, 2003 was approximately $6.3 million compared to $477,000 for the year ended December 31, 2002.

Net income per fully diluted share for the fourth quarter and year ended December 31, 2003 was $0.61 and $0.83, respectively. The per-share amount for 2003 includes the one-time tax benefit as discussed above. Net income per fully diluted share for the quarter and year ended December 31, 2002 was $0.02 and $0.07, respectively.

At December 31, 2003, we had cash of $11.1 million, working capital of $10.7 million, stockholders’ equity of $31.8 million and total assets of $44.5 million.

As discussed more fully below, due to the change in accounting for revenue recognition in August 2003, results of operations between periods are not directly comparable.

In August 2003, we modified our sales arrangements with our customers and began recognizing revenue upon shipment for our domestic sales, or on an accrual basis which previously had been recognized upon receipt of payment in full, or on a cash basis. Additionally, we began to recognize revenue upon shipment for our international direct sales, which previously had been recognized after completion of installation. Revenue for the year ended December 31, 2003 included $18.3 million of domestic sales recognized on a cash basis and $20.4 million of domestic sales recognized on an accrual basis. Revenue for the year ended December 31, 2002 included $20.2 million of domestic sales recognized on a cash basis. Revenue for the year ended December 31, 2003 included $1.6 million of international direct sales recognized after completion of installation and $1.7 of international direct sales recognized on shipment. Revenue for the year ended December 31, 2002 included $463,000 of international direct sales recognized upon completion of installation.

During the fourth quarter of 2003, we recognized approximately $400,000 of revenue that was previously deferred at September 30, 2003. Other than the possible recognition of the $143,000 deferred revenue balance as of December 31, 2003, the positive impact to our net sales for the year ended December 31, 2003 that resulted from the change in our revenue recognition policy will not occur in future periods.

The following tables summarize selected results of operations and balance sheet data for the periods indicated:

BIOLASE TECHNOLOGY, INC.

SELECTED CONSOLIDATED FINANCIAL DATA

(unaudited)

Selected Consolidated Statements of Operations Data:

	Years Ended December 31,		Three Months Ended December 31,
	2003	2002	2003	2002

Net sales	$49,081,000	$27,257,000	$16,090,000	$8,123,000
Gross profit	31,551,000	16,772,000	10,946,000	5,207,000
Income from operations	7,941,000	1,412,000	2,816,000	275,000
Income before income tax benefit	7,667,000	1,498,000	2,907,000	332,000
Income tax benefit	11,391,000	—	11,391,000	—
Net income	$19,058,000	$1,498,000	$14,298,000	$332,000
Net income per share:
Basic	$0.91	$0.08	$0.66	$0.02
Diluted	$0.83	$0.07	$0.61	$0.02
Shares used in computing net income per share:
Basic	20,993,000	19,929,000	21,550,000	20,078,000
Diluted	22,978,000	21,303,000	23,534,000	21,755,000

Selected Consolidated Balance Sheet Data:

	December 31, 2003	December 31, 2002
Cash and cash equivalents	$11,111,000	$3,940,000
Working capital	10,656,000	1,418,000
Total assets	44,501,000	16,003,000
Total debt	2,680,000	3,209,000
Stockholders’ equity	31,782,000	3,121,000

Recent Acquisitions

The selective pursuit of acquisitions represents an important component of our business strategy. We focus primarily on those candidates that will enable us to consolidate positions of leadership in our existing markets, further develop our portfolio of intellectual property, expand our strategic partnerships with leading companies and increase our capability and capacity to derive value for our customers and stockholders.

In December 2001, we formed BIOLASE Europe, GmbH, a wholly owned subsidiary based in Germany. In February 2002, BIOLASE Europe acquired a laser manufacturing facility in Germany and commenced manufacturing operations at that location. This acquisition has enabled us to initiate an expansion of our sales in

Europe and neighboring regions. We purchased the facility for cash consideration of approximately Euros 1.2 million, which we agreed to pay in installments through 2003, subject to reduction if we were unable to conclude a patent license arrangement with the seller and another company. We did not conclude that arrangement and, in September 2003, the consideration was reduced to Euros 989,000 per the agreement. The purchase agreement provides for the payment of Euros 582,000 and of Euros 175,000 by April 1 and September 30, 2003, respectively, which were never paid due to subsequent discussions with the seller regarding a further reduction to the purchase price. The purchase agreement also provides for the payment of Euros 232,000 on December 1, 2003. Based on our further discussions with the seller, in September 2003, the maximum consideration due under the agreement was reduced to Euros 986,000. In October 2003, we paid the seller Euros 986,000 plus applicable taxes, as full and final payment to the seller under the purchase agreement.

On May 21, 2003, we acquired the American Dental Laser product line and other dental laser assets of American Medical Technologies, Inc., or AMT, for approximately $5.8 million, consisting of $1.8 million in cash, 307,500 shares of our common stock and $215,000 in costs directly attributable to the acquisition. As a part of the purchase transaction, we and AMT agreed to dismiss with prejudice the lawsuit we had filed in October 2002 against AMT which alleged infringement of certain of our patents. In the dismissal, AMT acknowledged that it had infringed our intellectual property rights as identified in our complaint and recognized that the patents we had asserted in the legal action are valid and enforceable. The acquired assets included dental laser patents, customer lists, brand names and other intellectual property as well as laser systems, including the Diolase and Pulsemaster systems. The purchase price will be allocated to the assets based on their fair value. We intend to sell the Diolase and Pulsemaster systems both domestically and internationally under the American Dental Laser brand name. Sales of the new systems began in the second half of 2003.

Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period.

The following represents a summary of our critical accounting policies, defined as those policies that we believe are: (i) the most important to the portrayal of our financial condition and results of operations, and (ii) that require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Revenue recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB 101. SAB 101 requires that four basic criteria must be met before revenue can be recognized:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred and title and the risks and rewards of ownership have been transferred to our customer or services have been rendered;

•	the price is fixed and determinable; and

•	collectibility is reasonably assured.

As a result of our recent restatement of our financial statements, assuming that all of the above criteria were satisfied, for the period from January 1, 2000 to early August 2003, we recorded revenue for domestic sales when we received payment in full, due to a clause in our purchase order that states title transfers upon payment in full; we recorded revenue for international direct sales when the product was installed, which is when the customer became obligated to pay, and we recorded revenue for sales to distributors upon delivery.

In August 2003, we modified the sales arrangements with our customers so that title transfers to the customer upon shipment for domestic sales, and there is an enforceable obligation to pay upon shipment for international direct sales. Since August 2003, we have been recording revenue for domestic sales and international direct sales upon shipment. We continue to record revenue for sales to distributors upon delivery. As a result, we recorded $4.0 million in revenue under the revenue recognition policy in effect before the modification to our sales arrangements and $6.2 million in revenue under our revenue recognition policy in effect after the modification to our sales arrangements, during the quarter ended September 30, 2003. Net revenues unaffected by the changes in our revenue recognition policy were $3.2 million for the quarter ended September 30, 2003. As a result of the change in our revenue recognition policy during the third quarter of 2003, our net sales, gross profit, operating income and other operating results for the nine months ended September 30, 2003 are not directly comparable to the nine months ended September 30, 2002. Similarly, for the same reason, our quarterly sales, gross profit, operating income and other operating results for each of the next four quarters ending September 30, 2004 will not be directly comparable to corresponding periods in the preceding year.

On July 1, 2003, we adopted EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. We concluded that certain of our arrangements include multiple units of accounting resulting in the allocation of the total consideration based on the residual value method. The adoption of EITF 00-21 did not have a material impact to our consolidated financial condition, results of operations or cash flows.

Valuation of Accounts Receivable.    We maintain an allowance for uncollectible accounts receivable to estimate the risk of extending credit to customers. The allowance is estimated based on customer compliance with credit terms, the financial condition of the customer and collection history where applicable. Additional allowances could be required if the financial condition of our customers were to be impaired beyond our estimates.

Valuation of Inventory.    Inventory is valued at the lower of cost (estimated using the first-in, first-out method) or market. We periodically evaluate the carrying value of inventories and maintain an allowance for obsolescence to adjust the carrying value as necessary to the lower of cost or market. The allowance is based on physical and technical functionality as well as other factors affecting the recoverability of the asset through future sales. Unfavorable changes in estimates of obsolete inventory would result in an increase in the allowance and a decrease in gross profit.

Valuation of Long-Lived Assets.    Property, plant and equipment, intangible and certain other long-lived assets are amortized over their useful lives. Useful lives are based on our estimate of the period that the assets will generate revenue or otherwise productively support our business goals. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through future business operations. In our estimate, no provision for impairment is currently required on any of our long-lived assets.

Warranty Cost.    Products sold directly to end-users are covered by a warranty against defects in material and workmanship for a period of one year. Products sold internationally to distributors are covered by a warranty on parts for up to fourteen months with additional coverage on certain components for up to two years. We accrue a warranty reserve to estimate the risk of incurring costs to provide warranty services. The accrual is based on our historical experience and our expectation of future conditions. An increase in warranty claims or in the costs associated with servicing those claims would result in an increase in the accrual and a decrease in gross profit.

Litigation and Other Contingencies.    We regularly evaluate our exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. As additional information about current or future litigation or other contingencies becomes available, we will assess whether such information warrants the recording of additional expense relating to contingencies. To be recorded as expense, a loss contingency must be both probable and measurable. If a loss contingency is material but is not both probable and estimable, we will disclose it in notes to the financial statements.

Results of Operations

The following table sets forth certain data from our consolidated income statements for the years ended December 31, 2000, 2001 and 2002, and for the nine months ended September 30, 2002 and 2003, expressed as a percentage of net sales:

	Fiscal Years Ended December 31, (Restated)			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Consolidated Statements of Operations Data:

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	50.7	41.9	38.5	39.6	37.5

Gross profit	49.3	58.1	61.5	60.4	62.5

Other income	—	0.5	0.2	0.2	0.2

Operating expenses:
Sales and marketing	44.4	44.2	39.4	37.9	33.2
General and administrative	19.4	12.2	11.0	10.8	10.4
Engineering and development	24.1	9.2	6.2	6.0	5.1

Total operating expenses	87.9	65.6	56.6	54.7	48.7

Income (loss) from operations	(38.6)	(7.0)	5.1	5.9	14.0
Non-operating income (loss)	(1.0)	(0.7)	0.4	0.2	0.4

Income (loss) before cumulative effect of change in accounting principle	(39.6)	(7.7)	5.5	6.1	14.4
Cumulative effect of change in accounting principle	(0.4)	—	—	0.0	0.0

Net income (loss)	(40.0)%	(7.7)%	5.5%	6.1%	14.4%

Net Sales.    Net sales consists of sales of our laser systems, related disposables and accessories and service revenue. We have at various times experienced fluctuations in sales due to seasonality. In our experience, sales in the first quarter typically are lower than average, and sales in the fourth quarter typically are stronger than average, due to the buying patterns of dental professionals. The fourth quarter of 2002 accounted for 30% of our net sales for the year, whereas the first quarter of 2002 accounted for 18% of net sales for the year. Sales in the third quarter tend to be even with and may sometimes be lower than sales in the second quarter due to vacation patterns. The third quarter accounted for 25% of our net sales in 2002, whereas the second quarter accounted for 27% of our net sales in 2002. Our historical seasonality pattern is a recurring trend that we expect to continue. Consequently, we do not necessarily match the timing of our expenditures to the expected quarterly seasonality effects on revenue but rather anticipate the expected sales over the full year as a determinant of our spending levels. Since many of our costs are fixed in the short term, if we have a shortfall in sales resulting from a change in our historical seasonality pattern, or otherwise, we may be unable to reduce expenses quickly enough to avoid losses.

Many dentists finance their purchases through third party leasing companies or banks. In these transactions, the dentist first enters into a purchase order with us. We then enter into a purchase order with the leasing company, which purchases the product from us, and the dentist enters into a lease agreement with the leasing company. We receive payment in full for the product at the time of purchase by the leasing company, and we are not a party to the lease. The dentist pays the leasing company or bank in installments, and we do not bear the credit risk that the dentist might not make payments. The leasing companies and banks do not have recourse to us for a dentist’s failure to make payments, nor do we have any obligation to take back the product at the end of the lease. Approximately 38% of our revenue in 2000, 43% of our revenue in 2001, 36% of our revenue in 2002 and 32% of our revenue for the first nine months of 2003 were generated from dentists who financed their purchase through National Technology Leasing Corporation, an equipment leasing broker. We are regularly approached by leasing companies seeking to finance purchases of our products and do not believe the loss of National Technology Leasing or any other current financing source would materially harm our business.

Cost of Sales.    Cost of sales is comprised of all costs to manufacture our products, including materials, labor and related overhead costs such as depreciation, warranty and service costs.

Sales and Marketing.    Sales and marketing expenses consist of salaries and benefits, commissions, and other costs related to our direct sales force, advertising costs and expenses related to trade shows and seminars.

General and Administrative.    General and administrative expenses consist of salaries and benefits of administrative personnel as well as insurance, professional and regulatory fees and provisions for doubtful accounts.

Engineering and Development.    Engineering and development expenses consist of engineering personnel salaries and benefits, prototype supplies, contract services and consulting fees related to product development.

Non-Operating Income (Loss).    Non-operating income (loss) consists of interest income and expense, foreign currency gains and losses and similar items not directly related to our operations. Interest income relates to interest earned on our cash balances, and interest expense relates to interest costs on our line of credit. We generate a substantial portion of our revenue from the sale of products outside the United States. Sales to customers or distributors outside the United States accounted for approximately 23% of our revenue for the year ended December 31, 2002. Sales in Europe and Canada accounted for approximately 11% and 1% of our revenue for the year ended December 31, 2002, while sales in Asia and countries in the Pacific Rim accounted for approximately 12% of our revenue for 2002. Our sales in Europe are denominated principally in Euros, and our sales in other international markets are denominated in dollars. As we do not engage in hedging transactions to offset foreign currency fluctuations, we are at risk for changes in the value of the dollar relative to the value of the Euro. An increase in the relative value of the dollar would lead to less income from sales denominated in Euros unless we increase prices, which may not be possible due to competitive conditions in Europe. Conversely, a decrease in the relative value of the dollar would lead to more income from sales denominated in Euros. Additionally, we are obligated to pay expenses relating to our German facility in Euros. Thus, we are also at risk for changes in the value of the dollar relative to the Euro with respect to our obligation to pay expenses relating to our operations in Germany. An increase in the value of the dollar relative to the Euro would reduce the expenses associated with the operations of our German facility, whereas a decrease in the relative value of the dollar would increase the cost associated with the operations of our German facility.

Income Taxes.    At this time, no provision for income tax is recognized due to the availability of net operating loss carry forwards. At such times as the recoverability of deferred tax assets, including the net operating loss carry forwards, becomes more likely realizable than not, we will reduce the valuation allowance against our deferred tax assets, record an income tax benefit and subsequently record a provision for income taxes for financial statement purposes based on the amount of taxable net income.

The utilization of net operating loss and credit carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions. Section 382 of the Internal Revenue Code of 1986 generally imposes an annual limitation on the amount of net operating loss (NOL) carryforwards that may be used to offset taxable income where a corporation has undergone significant changes in its stock ownership. In October 2003 we completed an analysis to determine the potential applicability of any annual limitations imposed by Section 382. Based on our analysis, we believe that, as of December 31, 2002, we have, for federal income tax purposes, approximately $33.8 million of NOL carryforwards. Of this amount, approximately $28.1 million is available immediately to offset 2003 federal taxable income or the taxable income generated in future years. Additional NOL carryforwards will become available at the rate of approximately $1.0 million per year for the years 2004 through 2009. However, any future ownership changes qualifying under Section 382 may limit an ability to use our remaining NOL carryforwards.

Nine Months Ended September 30, 2003 Compared With Nine Months Ended September 30, 2002

Comparing the results of operations between the nine months ended September 30, 2003 and September 30, 2002, the most significant change affecting operating results is the increase in net sales. Net sales for the nine months ended September 30, 2003 increased 73% over net sales for the nine months ended September 30, 2002.

Net Sales.    Net sales for the nine months ended September 30, 2003 were $33.0 million, an increase of $13.9 million or 73%, as compared with net sales of $19.1 million for the nine months ended September 30, 2002. Approximately $10.1 million of the increase is due to a 53% increase in the number of products sold as a result of increased demand for our products. The remainder of the increase is due to a change in the timing of revenue recognition described below.

In August 2003, we modified our sales arrangements with our customers and began recognizing revenue upon shipment for our domestic sales, or on an accrual basis, which had previously been recognized upon receipt of payment in full, or on a cash basis. Additionally, we began to recognize revenue upon shipment for our international direct sales, which had previously been recognized after completion of installation. As a result of the change in our revenue recognition policy during the third quarter of 2003, our net sales are not directly comparable to the nine months ended September 30, 2002. During the nine months ended September 30, 2002, domestic sales were recognized on a cash basis and international direct sales were recognized after completion of installation.

Revenue during the nine months ended September 30, 2003 included $18.3 million of revenue for domestic sales recognized on a cash basis and $5.9 million recognized on an accrual basis. Revenue during the nine months ended September 30, 2003 included $1.6 million recognized for international direct sales upon completion of installation and $312,000 recognized upon shipment. As of September 30, 2003, our balance sheet reflects approximately $1 million of revenue that has been deferred on product shipments for which payment has not been received in full for domestic sales and where installation has not been completed for international direct sales. We cannot provide any assurance as to the timing or whether the deferred revenue will ultimately be collected, or when or whether installations will be completed. Other than the possible recognition of this deferred revenue balance, the positive impact to net sales for the nine months ended September 30, 2003 that resulted from the change in our revenue recognition policy will not occur in future periods.

The Waterlase and LaserSmile systems accounted for approximately 80% and approximately 13% of our net sales for the nine months ended September 30, 2003, respectively. We expect the Waterlase will continue to account for the majority of our sales. The recent decline in interest rates may have benefited purchasers of our products by reducing the interest expense to finance the purchase or lease of our products, although we do not believe it is possible to measure the effect of lower interest rates on our sales.

Many dentists finance their purchases through third party leasing companies. Approximately 32% of our net sales for the nine months ended September 30, 2003 and 38% of our net sales for the nine months ended September 30, 2002 were generated from dentists who financed their purchases through National Technology Leasing Corporation, an independent equipment leasing company.

International sales for the nine months ended September 30, 2003 were $7.3 million, or 22% of net sales, as compared with $3.9 million, or 20% of net sales, for the nine months ended September 30, 2002. Sales to Asia and Europe were $3.5 million and $2.9 million, respectively, for the nine months ended September 30, 2003 compared to $2.2 million and $1.2 million, respectively, for the nine months ended September 30, 2002.

Gross Profit.    Gross profit for the nine months ended September 30, 2003 was $20.6 million, or 63% of net sales, an increase of $9.0 million, as compared with gross profit of $11.6 million, or 60% of net sales for the nine months ended September 30, 2002. Gross profit during the nine months ended September 30, 2003 included $12.3 million of gross profit for domestic sales recognized on a cash basis and $4.0 million recognized on an accrual basis. Gross profit during the nine months ended September 30, 2003 included $1.1 million recognized for international direct sales upon completion of installation and $212,000 recognized upon shipment. The increase in gross profit is attributable to leveraging the increase in net sales against fixed and partially fixed manufacturing costs, reflecting better absorption of fixed manufacturing costs. Sales of the recently acquired Diolase and Pulsemaster systems have not had a significant impact on gross profit.

Other Income.    Other income consists of gain on sales of assets. The gain on sales of assets for the nine months ended September 30, 2003 and September 30, 2002 of $51,000 and $47,000, respectively, consists of the amortization of the deferred gain relating to the sale and leaseback of our manufacturing facility in San Clemente, California, in March 2001.

Operating Expenses.    Operating expenses for the nine months ended September 30, 2003 were $16.0 million, or 49% of net sales as compared with $10.5 million, or 55% of net sales for the nine months ended September 30, 2002. Approximately 66% of the increase, or $3.7 million, are sales and marketing costs that have been incurred to generate the increase in net sales.

Sales and Marketing.    Sales and marketing expenses for the nine months ended September 30, 2003 were $11.0 million, or 33% of net sales, as compared with $7.3 million, or 38% of net sales, for the nine months ended September 30, 2002. The increase in absolute dollars was due to higher commission expense related to the increase in sales, including recognition of approximately $248,000 in deferred commission expense related to the revenue recognized in the third quarter that had been deferred, as well as increases of $226,000 in costs related to our national seminar marketing program, an increase of approximately $1.0 million in international sales and marketing and approximately $164,000 associated with an increase in the size and scope of the World Clinical Laser Institute symposium that we sponsored in January 2003. Incremental costs relating to the marketing and sale of the American Dental Laser products have not had a significant impact on total sales and marketing expense.

General and Administrative.    General and administrative expenses for the nine months ended September 30, 2003 was $3.4 million, or 10% of net sales, as compared with $2.1 million, or 11% of net sales, for the nine months ended September 30, 2002. Professional expenses accounted for most of the dollar increase, including approximately $450,000 in expenses related to the restatement of our consolidated financial statements as well as expenses related to the preparation of our registration statement and to various consulting projects. The remaining increase in absolute dollars was due to a $396,000 increase in employee group and corporate insurance costs and $127,000 in bank charges relating to credit card sales. General and administrative costs have also increased to support the growth of the Company. No significant additional general and administrative costs have been incurred or are expected from the acquisition and production of the American Dental Laser products except for amortization expense related to certain intangible assets acquired. We recorded amortization expense for the nine months ended September 30, 2003 of $95,000, as compared with $18,000 for the nine months ended September 30, 2002.

Engineering and Development.    Engineering and development expenses for the nine months ended September 30, 2003 was $1.7 million, or 5% of net sales, as compared with $1.1 million, or 6% of net sales, for the nine months ended September 30, 2002. The increase in absolute dollars is due to materials and consulting fees related to product development and enhancement. The change in engineering and development expenses as a percent of net sales reflects the larger sales base and normal fluctuations in the scope of current research and development projects.

Gain on Foreign Currency Transactions.    We realized a $135,000 gain on foreign currency transactions for the nine months ended September 30, 2003, compared to $14,000 for the nine months ended September 30, 2002 due to the changes in exchange rates between the United States dollar and Euro.

Gain on Forward Exchange Contracts.    In the nine months ended September 30, 2003 and 2002, we realized gains of $22,000 and $102,000, respectively, due to the increase in the fair market value of our forward exchange contract which we purchased in connection of the debt incurred to acquire our facility in Germany. On February 3, 2003, the contracts expired and were not renewed.

Interest Income.    Interest income relates to interest earned on our cash balances. Interest income for the nine months ended September 30, 2003 was $21,000 as compared with $13,000 for the nine months ended September 30, 2002 due to an increase in our cash balance.

Interest Expense.    Interest expense decreased $57,000, or 57%, to $43,000 for the nine months ended September 30, 2003, as compared with September 30, 2002 due to a decrease in the effective interest rate on our credit facility. In May 2003, we entered into a $5.0 million credit facility with a bank to replace our existing line of credit. The new line of credit bears interest at LIBOR plus 2.25% as compared with the previous line of LIBOR plus 0.5%. Although the nominal rate on the new facility is higher, the previous facility was burdened by the amortization of the cost of a third-party guaranty.

Income Taxes.    No provision for income tax was recognized for the nine months ended September 30, 2003 due to the availability of net operating loss carry forwards. No income tax benefit was recognized in the nine months ended September 30, 2002, as there was no assurance that the benefit of the net operating loss carry forwards would be realized. If in our judgment the recoverability of deferred tax assets, including the net operating loss carry forward, becomes more likely realizable than not, we will reduce the valuation allowance against our deferred tax assets, record an income tax benefit and subsequently record a provision for income tax for financial statement purposes based on the amount of taxable net income.

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

Comparing the results of operations between the prior years, the most significant change affecting operating results is the increase in net sales. Net sales for the year ended December 31, 2002 increased 65% over net sales for the year ended December 31, 2001.

Net Sales.    Net sales for the year ended December 31, 2002 were $27.3 million, an increase of $10.8 million, as compared with net sales of $16.5 million for the year ended December 31, 2001. The increase in sales in both 2002 and 2001 resulted from the increased number of units sold of our laser systems. Our Waterlase system accounted for 77% of net sales in 2002 and 82% of net sales in 2001. Our LaserSmile system was introduced in the third quarter of 2001 and accounted for 18% of net sales in 2002 as compared with 16% of net sales in 2001.

International sales for the year ended December 31, 2002 were $6.2 million, or 23% of net sales, as compared with $3.3 million, or 20% of net sales, for the year ended December 31, 2001. The increase in international sales in 2002 was the result of a renewed effort to strengthen our network of international distributors after concentrating our resources in 2001 in the domestic market. The formation of BIOLASE Europe in 2002 and the acquisition of a production and service facility in Germany was an important step to increase our visibility in Europe as well as to improve our ability to service European customers. Sales of products manufactured at our German facility accounted for 9% of our revenue in 2002. In comparison, all of our revenue in 2001 was generated from the sale of products manufactured in the United States. We plan to continue to add resources to our international sales program to take advantage of the large market potential and we expect that our international sales will continue to grow over time as a percentage of our total net sales. Although most of our international sales are made through independent distributors, we began making direct sales to dentists in Europe in 2002 with the support of our German distributor. Based on the overall increase and detailed review of sales, we increased our allowance on accounts receivable from $108,000 at December 31, 2001 to $202,000 at December 31, 2002.

Gross Profit.    Gross profit for the years ended December 31, 2002 and 2001 was $16.8 million and $9.6 million, respectively. The gross margin on sales for those same periods was 62% and 58%, respectively. The increase in both gross profit and gross margin was attributable to leveraging the increase in our net sales against fixed and partially fixed manufacturing costs, reflecting better absorption of fixed manufacturing costs. The increase in gross profit is also due to increased manufacturing efficiencies and design changes through engineering and product development, which reduced the cost of materials by 10%. These efficiencies and cost savings were partially offset by the start-up costs for our German production and service facility of approximately $165,000 in 2002 and the addition of production resources of approximately $621,000 to support anticipated sales growth. While we believe there is additional leverage to be realized from future increases in sales, increases in fixed costs will also accompany growth and may constrain increases in gross margin. In addition, an increase in the mix of sales to international distributors will also tend to decrease gross profit since such sales are made at wholesale prices.

Other Income

Other income consists of gain on sale of assets. The gain on sale of assets for the year ended December 31, 2002 of $63,000 was related to the sale and leaseback of our manufacturing facility in San Clemente, California in March 2001. This sale resulted in a gain of $316,000, which is being recognized over the remaining term of the lease, which expires in 2006. Gain on sales of assets in 2001 included this amortization of deferred gain plus a gain on the sale of certain other assets.

Operating Expenses

Operating expenses for the year ended December 31, 2002 were $15.4 million, or 57% of net sales, as compared with $10.8 million, or 66% of net sales, for the year ended December 31, 2001. Most of the increases in operating expenses for each year were sales and marketing costs that were incurred to generate the increase in sales, including a growing sales force and related expenses.

Sales and Marketing.    Sales and marketing expenses for the year ended December 31, 2002 was $10.7 million, or 39% of net sales, as compared with $7.3 million, or 44% of net sales, for the year ended December 31, 2001. The increase in absolute dollars from year to year was attributable to higher commission expense related to the increased sales and to the cost of additional sales personnel of approximately $600,000 in the United States. In addition during 2002, we expanded the scope of our nationwide seminar-marketing program and our sponsorship of education and training programs for existing and potential customers, as a result of which we incurred additional expenses of $871,000. Although growing 47% in 2002 in absolute dollars, sales and marketing expense as a percentage of net sales decreased from 44% in 2001 to 39% in 2002 due to the increase in sales generated by these efforts. In 2002, in addition to a number of local and regional symposiums, we sponsored two national and two international symposiums presented by the World Clinical Laser Institute, an organization that provides education and training in laser dentistry.

General and Administrative.    General and administrative expenses for the year ended December 31, 2002 was $3.0 million, or 11% of net sales, as compared with $2.0 million, or 12% of net sales, for the year ended December 31, 2001. The increase in absolute dollars in 2002 was due to administrative costs associated with the operations of BIOLASE Europe of $140,000, increases in the costs of legal fees relating to regulatory compliance and various legal proceedings in the amount of $201,000, and increases in the infrastructure needed to support the growth of our net sales. Insurance premiums increased in 2001 as a result of the increase in net sales and increased by $328,000 in 2002 both as a result of the increase in sales and as a result of general insurance market conditions. We expect additional increases in 2003 due to adverse markets for workers compensation, group health insurance and liability insurance.

Engineering and Development.    Engineering and development expenses for the year ended December 31, 2002 was $1.7 million, or 6% of net sales, as compared with $1.5 million, or 9% of net sales, for the year ended December 31, 2001. The increase in absolute dollars in 2002 was related to new product development and enhancements. The decrease in research and development expenses as a percent of net sales reflects the larger sales base and fluctuations in the scope of current research and development projects.

Non-Operating Income (Loss)

Unrealized Gain on Forward Exchange Contract.    In the year ended December 31, 2002, we recognized an unrealized gain on forward contracts of $152,000 due to the increase in the fair market value of our forward exchange contract.

Interest Income.    Interest income for the year ended December 31, 2002 was $18,000 compared with $44,000 in 2001. Even though our cash balances have increased over this period, continuing reductions in interest rates have resulted in lower interest income.

Interest Expense.    Interest expense was $135,000 for the year ended December 31, 2002 compared with $167,000 in 2001. Interest expense in 2002 included the amortization of the cost of issuing stock in connection with the extension of our line of credit in December 2001. Interest expense in 2001 included three months of interest on the note payable on our San Clemente manufacturing facility, which was sold and leased back in March 2001.

Income Tax.    No provision for income tax was recognized for the year ended December 31, 2002 due to the availability of net operating loss carry forwards. No income tax benefit was recognized in the year ended December 31, 2002 as there was no assurance that the benefit of the net operating loss carry forwards would be realized. At such time as the recoverability of deferred tax assets, including the net operating loss carry forward, becomes more likely realizable than not, we will reduce the valuation allowance against our deferred tax assets, record an income tax benefit and subsequently record a provision for income tax for financial statement purposes based on the amount of taxable net income. As of December 31, 2002, we had net operating loss carry forwards for federal and state purposes of approximately $33.8 million and $7.5 million, respectively, which began expiring in 2001. As of December 31, 2002, we had research and development credit carryforwards for federal and state purposes of approximately $332,000 and $170,000, respectively. The utilization of net operating loss and credit carry forwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions.

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

Comparing the results of operations between the prior years, the most significant change affecting operating results is the increase in net sales. Net sales for the year ended December 31, 2001 increased 74% over net sales for the year ended December 31, 2000.

Net Sales.    Net sales in 2001 were $16.5 million, an increase of $7.0 million, as compared with net sales of $9.5 million in 2000. This increase was due to a 176%, or $7.6 million growth in domestic sales of our Waterlase system. The Waterlase systems accounted for approximately 84% of net sales for the year ended December 31, 2001, as compared with 97% of net sales for the year ended December 31, 2000. Domestic sales also increased by $1.5 million in the third and fourth quarters of 2001 due to the introduction of our LaserSmile system. These increases were offset by a 28%, or $1.1 million decrease in international sales in 2001 as we concentrated our resources on growing sales in the domestic market.

Gross Profit.    Gross profit increased 104% to $9.6 million in 2001 from $4.7 million in 2000. Gross margin increased from 49% of net sales in 2000 to 58% of net sales in 2001. This increase was the result of spreading the fixed costs of manufacturing over more units, an improvement in labor productivity, and engineering cost reductions, which collectively produced a 9% reduction in the material components of the products.

Other Income

Other income consists of gain on sale of assets. The gain on sale of assets of $79,000 in 2001 is related to two transactions. In 2000, we purchased our San Clemente manufacturing facility and offices in order to avoid moving our operations. In 2001, we sold the facility and leased it back for a five-year term with an additional five year option, resulting in a gain of $316,000. We are recognizing that gain for accounting purposes over the term of the lease. In 2001, we recognized $48,000 of this gain. We also sold inventory and assets relating to our inactive subsidiary, Societe Endo Technic, in 2001 for a gain of $31,000.

Operating Expenses

Sales and Marketing.    Sales and marketing expenses for the year ended December 31, 2001 was $7.3 million, or 44% of net sales, as compared with $4.2 million, or 44% of net sales, for the year ended December 31, 2000. The increase in absolute dollars was due to the 85% increase in net sales in 2001 and included increased sales commissions and increased cost of $536,000 associated with an increase in the number of sales representatives. Marketing costs also increased by $945,000 as we increased the number of trade shows, seminars and symposiums that we attended and sponsored.

General and Administrative.    General and administrative expenses for the year ended December 31, 2001 was $2.0 million, or 12% of net sales, as compared with $1.8 million, or 19% of net sales, for the year ended December 31, 2000. The increase in absolute dollars in 2001 related to the cost of infrastructure needed to support the growth of the business.

Engineering and Development.    Engineering and development expenses for the year ended December 31, 2001 was $1.5 million, or 9% of net sales, as compared with $2.3 million, or 24% of net sales, for the year ended December 31, 2000. This decrease was related to the change in the development cycle for our products. Engineering costs also decreased by approximately $100,000 as a result of process improvements, which reduced the number of employees needed to sustain the activities of the function.

Non-Operating Income (Loss)

Interest Income.    Interest income for the year ended December 31, 2001 was $44,000 compared with $69,000 for the period ended December 31, 2000. Even though our cash balances have increased over this period, continuing reductions in interest rates have resulted in lower interest income.

Interest Expense.    Although the variable interest rate on our line of credit decreased with other short-term interest rates in 2001, we incurred interest expense on the mortgage note payable that financed the purchase of our facility. The interest expense from the mortgage note for three months of 2001 offset the decrease in interest on our line of credit.

Liquidity and Capital Resources

At September 30, 2003, we had $7.3 million in net working capital as compared with $1.4 million at December 31, 2002, $201,000 at December 31, 2001 and a working capital deficit of $268,000 at December 31, 2000. Our principal source of liquidity at September 30, 2003 consisted of our cash balance of $6.1 million. For the nine months ended September 30, 2003, our primary sources of cash were from operating activities of $847,000 and funds received in connection with the exercise of stock options and warrants of $3.5 million. These sources of cash were decreased by investments in property and equipment of $286,000 and our acquisition of the laser assets of American Medical Technologies of $1.8 million. The net effect on cash of operating, investing and financing transactions for the nine months ended September 30, 2003 was an increase of $2.2 million.

For the year ended December 31, 2002, our sources of cash were from operating activities of $635,000 and the exercise of stock options and warrants of $1.0 million. These sources of cash were reduced by investments in property and equipment of $478,000. The net effect on cash of operating, investing and financing transactions for the year ended December 31, 2002 was an increase of $1.3 million.

In 2001, we incurred negative cash flow of $1.0 million from operating activities, substantially all resulting from the net increase in working capital. We financed our negative cash flow from operations through the exercise of warrants and stock options of $803,000 and from net cash received on the sale and leaseback of our San Clemente facility of $1.2 million.

Several key indicators of liquidity are summarized in the following table (in thousands, except ratio amounts):

	Fiscal Years Ended December 31,			Nine Months Ended September 30, 2003
	2000	2001	2002
Working capital (deficit) (2000, 2001 and 2002 restated)	$(268)	$201	$1,418	$7,349
Cash provided by (used in) operations	(3,778)	(1,037)	635	847
Proceeds from the exercise of stock options and warrants	3,201	803	1,035	3,513
Current ratio (2000, 2001 and 2002 restated)	0.9	1.0	1.1	1.7
Accounts receivable collection period (days)	20.3	32.1	44.5	51.2
Inventory turnover	4.8	5.1	5.3	5.1

The accounts receivable collection period increased in the nine months ended September 30, 2003 due to a longer collection cycle on international accounts compared to the year ended December 31, 2002.

We purchased our production facility in Germany in February 2002 for cash consideration of approximately Euros 1.2 million payable in installments through 2003, subject to reduction in certain circumstances. The maximum consideration was reduced to Euros 989,000 in accordance with the terms of the agreement with the seller. The purchase agreement provided for a payment of Euros 582,000 by April 1, 2003 and Euros 175,000 on September 30, 2003, which were never paid due to subsequent discussions with the seller regarding a further reduction to the purchase price. The purchase agreement provided for the payment of Euros 232,000 on December 1, 2003. Based on our further discussions with the seller, in September 2003, the maximum consideration was reduced to Euros 986,000. In October 2003, we paid the seller Euros 986,000 plus applicable taxes, as full and final payment to the seller under the purchase agreement.

At September 30, 2003, we had $1.8 million outstanding under a $5.0 million revolving credit facility with Bank of the West. This same amount was outstanding at December 31, 2002 under a $1.8 million credit line with BSI AG. The facility with Bank of the West was entered into May 14, 2003 and is secured by all of our assets, is for a term of one year, bears interest at LIBOR plus 2.25%, and is payable on demand upon expiration of the stated term. Approximately $1.8 million was drawn immediately to pay off the bank line of credit with BSI AG. Under the terms of our credit line with Bank of the West, we are subject to certain covenants, which include, among other things, covenants to maintain a specified minimum tangible net worth and a specified ratio of current assets to current liabilities, and a covenant to maintain profitability. If we fail to satisfy these covenants and we fail to cure any breach of these covenants within a specified number of days after receipt of notice, Bank of the West could accelerate the entire amount borrowed by us and cancel the line of credit. Our credit line has an outstanding balance of approximately $1.8 million as of December 31, 2003. As a result of the restatement of our financial statements for the years ended December 31, 2000, 2001 and 2002, and the quarterly periods ended on March 31, June 30 and September 30, 2002, and March 31, 2003, as explained in our amended annual report on Form 10-K/A for the year ended December 31, 2002, and our amended quarterly reports on Form 10-Q/A for the quarters ended March 31, June 30 and September 30, 2002, and March 31, 2003, our accumulated deficit and our net tangible equity have decreased. Consequently, we were not in compliance with the following three covenants as of June 30, 2003: timely reporting of our financial statements for the period ended June 30, 2003; minimum tangible net equity, which is $6,897,000 compared with a minimum required tangible net equity of $7,000,000;

and the ratio of total liabilities to tangible net equity, which is 1.91 compared with a maximum allowed ratio of 1.75. We obtained waivers from the bank for each item of non-compliance as of June 30, 2003. We were in compliance with these covenants as of September 30, 2003. No determination has been made as to our compliance with these covenants as of December 31, 2003, the most recent evaluation date for determining compliance with the covenants. There is no assurance that we will be in compliance as of December 31, 2003 or on future evaluation dates for determining compliance with these covenants. At September 30, 2003 we had $6.1 million in available cash. We used approximately $1.1 million of our available cash to pay off the debt on our German facility in October 2003. We believe any cancellation of our bank line would not have a material impact on our liquidity and that our cash from operations and the net proceeds of this offering will be sufficient to finance the cost of our operations.

On May 21, 2003 we acquired the American Dental Laser product line from American Medical Technologies, Inc., or AMT, for approximately $5.8 million. The assets acquired included dental laser patents, customer lists, brand names and other intellectual property as well as laser products. No outstanding debt of AMT was assumed in the transaction. The consideration paid by us consisted of approximately $1.8 million cash, $215,000 in transaction costs directly attributable to the acquisition and 307,500 shares of common stock with a fair value of approximately $3.8 million. For purposes of computing the purchase price, the value of the common stock of $12.38 per share was determined by taking the average closing price of our common stock as quoted on the Nasdaq National Market between May 19, 2003 and May 23, 2003.

We had no material commitments for capital expenditures as of September 30, 2003 and have not entered into any material commitments after that date.

The following table presents our expected cash requirements for contractual obligations outstanding as of September 30, 2003, and for the periods ending on December 31 indicated below (in thousands):

	September 30, 2003	Three Months Ending December 31, 2003	Years Ending December 31,
			2004	2005	2006
Line of credit	$1,792	$1,792	$—	$—	$—
Short-term debt	1,145	1,145	—	—	—
Operating leases	637	66	261	249	61

Total	$3,574	$3,003	$261	$249	$61

We believe that our current cash balances, cash expected to be generated from our operations, together with additional cash expected to be received through the exercise of stock options will be adequate to meet our debt service requirements and sustain our operations for at least the next twelve months. Beyond the next twelve months, if we continue to grow our sales volume at approximately the rate it has grown over the past several years, the adequacy of our cash balances to meet operating and capital needs will depend on our ability to be able to continue to generate sufficient cash flow from operations and our ability to borrow to support the funds necessary to support that growth rate. We believe the net proceeds of this offering, together with our cash balances and funds available under our bank credit line, will be sufficient to finance the cost of this growth.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 145, Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections. The significant items from SFAS 145 that are relevant to us are the provisions regarding extinguishment of debt and the accounting for sale-leaseback transactions. The provisions of this statement are applicable for financial statements issued on or subsequent to May 15, 2002. The adoption of this statement did not have an impact on our consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force, or EITF, Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have an impact on our consolidated financial statements.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods, interim or annual, beginning after June 15, 2003. We adopted Issue No. 00-21 on July 1, 2003. The adoption of Issue No. 00-21 did not have a material impact to our consolidated financial position, results of operations, or cash flows.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN 45. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also requires that at the time a company issues a guarantee, our company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in our interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have an impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123. This amendment provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirement of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002. Since we are continuing to account for stock-based compensation according to APB 25, our adoption of SFAS No. 148 requires us to provide prominent disclosures about the effects of FAS 123 on reported income and will require us to disclose these affects in the interim financial statements as well.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 (except for mandatorily redeemable noncontrolling interests). For all instruments that existed prior to May 31, 2003, the Standard is effective at the beginning of the first interim period beginning after June 15, 2003 (except for mandatorily redeemable noncontrolling interests). For mandatorily redeemable noncontrolling interests, the FASB has deferred the provisions of SFAS 150 until further notice. The provisions of SFAS 150 adopted thus far did not have a material effect on our financial statements and the adoption of the remaining provision of SFAS 150 is not expected to have a material effect on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

As discussed in Note 5 to the Consolidated Financial Statements, we acquired a production facility in Germany in February of 2002. The debt related to those assets was paid on October 10, 2003. In conjunction with a portion of the debt due in 2003, we entered into a forward contract to purchase approximately $700,000 of Euros at an exchange rate of 0.8575. On February 3, 2003, the contracts expired and were not renewed, resulting in a cumulative realized gain on the contracts of $174,000.

Since February 3, 2003, we have not engaged in transactions to offset currency fluctuations. In October 2003, we paid off the debt on our German facility. The value of the German facility itself as stated in dollars on our balance sheet will vary as the exchange rate of the dollar and the Euro varies.

Our sales in Europe are denominated principally in Euros, and our sales in other international markets are denominated in dollars. As a result, an increase in the relative value of the dollar to the Euro would lead to less income from sales denominated in Euros, unless we increase prices, which may not be possible due to competitive conditions in Europe. Additionally, since expenses relating to our manufacturing operations in Germany are paid in Euros, an increase in the value of the Euro relative to the dollar would increase the expenses associated with our German manufacturing operations and reduce our earnings.

Our bank line of credit bears interest at a variable rate tied to LIBOR plus 2.25%, which makes the current effective interest rate 3.4% at September 30, 2003. A 10% increase in LIBOR would increase the effective interest rate from 3.4% to 3.5%, which would not result in a material difference to our interest expense on our outstanding bank debt of $1.8 million.

BUSINESS

Overview

We are the world’s leading dental laser company. We design, manufacture and market proprietary dental laser systems that allow dentists, oral surgeons and other specialists to perform a broad range of common dental procedures, including cosmetic applications. Our systems provide clinically superior performance for many types of dental procedures, with less pain and faster recovery times than are generally achieved with drills and other dental instruments. We have clearance from the U. S. Food and Drug Administration to market our laser systems in the United States. We also have the approvals necessary to sell our laser systems in Canada, the European Union and other international markets. Since 1998, we have sold more than 2,000 laser systems in over 20 countries.

Our primary product, the Waterlase system, uses a patented combination of water and laser to perform most procedures currently performed using dental drills, scalpels and other traditional dental instruments. We refer to our patented interaction of water with laser as YSGG Laser Hydrokinetics. YSGG is a shortened abbreviation referring to the unique crystal (Er, Cr: YSGG) laser used in the Waterlase, which contains the elements erbium, chromium and yttrium, scandium, gallium, garnet. This unique crystal laser produces energy with specific absorption and tissue interaction characteristics optimized for dental applications. Hydrokinetics refers to the interaction of laser with water to produce energy to cut tissue. Through YSGG Laser Hydrokinetics, the Waterlase system can precisely cut hard tissue, such as bone and teeth, and soft tissue, such as gums, with minimal or no damage to surrounding tissue. The Waterlase is the best selling dental laser system and we estimate it currently accounts for a majority of all dental lasers sold worldwide.

We also offer the LaserSmile system, which uses a laser to perform soft tissue and cosmetic procedures, including tooth whitening. The LaserSmile serves the growing markets for cosmetic and hygiene procedures. In May 2003, we acquired the American Dental Laser product line, which includes the Diolase and Pulsemaster systems, that can be used for a variety of soft tissue applications. The Diolase and Pulsemaster, together with our Waterlase and LaserSmile systems, offer practitioners a broad product line with a range of features and price points. We also manufacture and sell accessories and disposables for our laser systems, such as handpieces, laser tips and tooth whitening gel.

We believe there is a large market for our products in the United States and abroad. According to the American Dental Association, there are over 160,000 practicing dentists in the United States. According to the World Federation of Dentistry, an international dental organization, there are at least 700,000 dentists worldwide, and we believe that a substantial percentage of them practice in major international markets outside the United States. The use of lasers in dentistry is growing. However, we believe only a small percentage of dentists currently use laser systems, and that there is a significant opportunity to increase sales of our products worldwide.

Our goal is to establish our laser systems as essential tools in dentistry and to continue our leading position in the dental laser market. Our sales and marketing efforts focus on educating dental professionals and patients on the benefits of our laser systems, particularly our Waterlase system. In 2002, we founded the World Clinical Laser Institute, an association that includes prominent dental industry leaders, to formalize our efforts to educate and train dentists and surgeons in laser dentistry. We participate in numerous other symposia and dental industry events to stimulate demand for our products. We have also developed numerous relationships with dental schools, research facilities and dental institutions, in the United States and abroad, which use our products for education and training. More than 20 institutions use our products, including St. Barnabas Hospital and the dental schools of Columbia University, Loma Linda University, Tufts University, University of Barcelona and University of Vienna. We believe this will expand awareness of our products among new generations of dental professionals.

Industry Background

General

More than 200 million hard tissue procedures are performed annually in the United States, according to a 1999 survey by the American Dental Association. Hard tissue procedures include cavity preparation, inlays, crowns, root canals and other procedures involving bone or teeth. Based on this survey, more than 1.2 million soft tissue procedures are performed annually in the United States. Soft tissue procedures include gum line alteration, gum grafts and other procedures involving soft dental tissue. According to statistics compiled by the American Dental Association, over 90% of hard tissue procedures and 60% of soft tissue procedures in the United States are performed by general dentists, and the rest are performed by oral surgeons, periodontists and other specialists.

The American Dental Association estimates that the demand for dental services in the United States will continue to grow due to population growth and the increased awareness of the benefits associated with preventive dentistry in reducing the incidence of oral disease. According to the U.S. Center for Medicare and Medicaid Services, annual expenditures in the United States in 2000 for dental services were $60 billion, and are expected to increase to approximately $100 billion by 2010.

Traditional Dental Instruments

Dental procedures are performed on hard tissue, such as bone and teeth, and soft tissue, such as gum and other oral tissue. Dentists and other specialists choose from a variety of instruments depending on the tissue involved and the type of procedure. Most procedures require the use of multiple instruments to achieve the desired result.

High Speed Drills.    Most dentists use high speed drills for hard tissue procedures, such as preparing cavities for filling and gaining access for performing root canals. Adverse effects associated with drills include heat production, vibration and noise. The cutting and grinding action of high speed drills can cause damage to the patient’s dental structure, including microfractures in teeth. Microfractures can provide an entry point for bacteria, which can cause tooth decay and weaken the tooth’s underlying structure, which can lead to fractures and broken cusps. Crowns and root canals may become necessary as a result of damage caused during previous dental procedures.

Cutting Instruments.    Soft tissue procedures, such as reshaping gum lines and grafting on new gum tissue, are typically performed by oral surgeons or periodontists using scalpels, scissors and other cutting tools. Due to the pain and discomfort associated with procedures performed with these instruments, most soft tissue procedures require the use of anesthetics, which cause numbness and discomfort, and often require stitches. Use of scalpels, scissors and other cutting tools typically cause bleeding, post-operative swelling and discomfort. Bleeding reduces the practitioner’s visibility and efficiency, and generally makes procedures more cumbersome. Bleeding is a particular problem for patients with immune deficiencies or blood disorders, and patients taking blood-thinning medications.

Alternative Dental Instruments

Alternative technologies have been developed over the years to address the problems associated with traditional methods used in dentistry. Most alternatives have addressed either hard or soft tissue applications. The predominant alternative technologies and their limitations are discussed below.

Air Abrasion Systems.    Air abrasion systems were introduced as an alternative to the high speed drill for hard tissue procedures. Air abrasion systems blow a powerful air stream of aluminum oxide particles to erode hard tissue and remove the harder forms of decay. Air abrasion is most commonly used to repair cracks and discolorations, clean out pits and fissures, prepare cavities to be filled with composites and prepare tooth surfaces for bonding. However, air abrasion is not suitable for a variety of hard tissue procedures including bone, and cannot be used on, or very near to, soft tissue. In addition, the use of air abrasion is time consuming and scatters particles that can be inhaled by patients and staff, and that can damage equipment and instruments. Due to these limitations, we believe the popularity of these systems has declined over the last few years.

Electrosurge Systems.    A commonly used technology, known as electrosurge, was developed to cut soft tissue. Electrosurge systems use an electrical spark that simultaneously cuts and cauterizes tissue, resulting in less bleeding than occurs with scalpels. Traditional electrosurge results in deep penetration, which can cause unwanted damage to surrounding tissue, and is generally less precise than lasers. Electrosurge is not suitable for hard tissue procedures and, due to the depth of penetration, generally requires use of anesthesia and involves a lengthy healing process. Use of most electrosurge units is restricted near metal fillings and dental implants. Additionally, electrosurge generally cannot be used with patients with implanted pacemakers and defibrillators.

Traditional Laser Systems.    More recently, lasers have gained acceptance for use in general and cosmetic dentistry. Most lasers used in dentistry have been adapted from other medical applications, such as dermatology, and were not designed to perform a wide range of common dental procedures. Most dental lasers use thermal energy to cut tissue and are used primarily for soft tissue procedures.

Due to the limitations associated with traditional and alternative dental instruments, we believe there is a large market opportunity for dental laser systems that provide superior clinical results and help reduce the trauma, pain and discomfort associated with dental procedures. We also believe there is a significant opportunity among dental practitioners for new, more effective tools that increase patient satisfaction, improve outcomes and enhance practice profitability.

The BioLase Solution

We believe the superior performance and ease of use of our systems will position them as the instruments of choice among practitioners and patients for a broad range of common dental procedures. We have developed our laser systems and related products specifically for the dental market to more effectively perform a broad range of dental procedures. The skill level and dexterity necessary to operate our laser systems are similar to those necessary to operate conventional drills and other dental equipment. Our laser systems also have the advantage of being able to perform procedures in narrow spaces where access for conventional instruments often is limited. Our systems are intended to complement traditional tools, such as dental drills, which perform functions that our systems do not address, such as cutting metal fillings and certain polishing and grinding functions.

Our primary product, the Waterlase system, is the best selling dental laser system. The Waterlase precisely cuts hard tissue, such as bone and teeth, and soft tissue, such as gums, with minimal or no damage to surrounding tissue and dental structure. Our LaserSmile system is designed to complement the Waterlase, and is used in soft tissue procedures and tooth whitening. We recently acquired the American Dental Laser product line, which includes the Diolase and Pulsemaster systems, primarily for use in soft tissue procedures. The Diolase and Pulsemaster, together with our Waterlase and LaserSmile systems, will offer practitioners a broad product line with a range of features and price points.

A small percentage of dental professionals worldwide currently use lasers, and our systems are more expensive than traditional dental tools. However, we believe that the significant performance advantages of our systems, the potential return on investment that our systems offer practitioners and the options available to finance the purchase of our systems will enable us to continue to increase our sales and leading market position.

We believe the demand for our systems will continue to expand as we increase awareness of the benefits to patients and dental professionals.

Benefits to Dental Professionals

•	Additional procedures through increased efficiency. Our systems often shorten and reduce the number of patient visits, providing dental professionals with the ability to service more patients. For hard tissue procedures, the Waterlase reduces the need for anesthesia and enables dental practitioners to perform multiple procedures in one visit. An advantage of the Waterlase is that it can be used to perform cavity preparations in multiple quadrants. In contrast, many dentists using high speed drills usually do not perform cavity preparations in more than one quadrant per visit because of concerns relating to use of anesthesia in multiple regions. For soft tissue procedures, the Waterlase and LaserSmile systems allow tissue to be cut more precisely and with minimal bleeding. The LaserSmile performs tooth whitening faster than competing non-laser systems due to its high power and the fast activation of our proprietary whitening gel.

•	Expanded range of procedures and revenue opportunities. Our laser systems often allow general dentists to perform surgical and cosmetic procedures that they are unable or unwilling to perform with conventional methods, and which would typically be referred to a specialist. These procedures include crown lengthening, frenectomy and biopsy. Our systems allow dentists to perform these procedures easily and efficiently, increasing their range of skills and professional satisfaction.

•	Increased loyalty and expanded patient base. We believe the improved patient comfort and convenience offered by our systems will improve patient retention, attract new patients and increase demand for elective procedures.

•	Fewer post-op complications. Our laser systems can reduce trauma, swelling and general discomfort, resulting in fewer post-operative complications that require follow up treatment. Practitioners can devote time to new cases, rather than treating complications from prior procedures.

Benefits to Patients

•	Comfort. With our Waterlase system, patients experience dramatically improved comfort during and after most procedures. In most cases, procedures can be performed without anesthesia, which eliminates the pain associated with injections and the feeling of numbness following the procedure.

•	Convenience. Dentists generally prefer to perform procedures that require anesthesia in no more than one or two quadrants of the mouth in a single visit because of concerns related to the use of anesthesia in multiple quadrants. Our systems do not require anesthesia in most cases, which allows procedures to be performed in multiple quadrants during a single office visit. This reduces the number of visits necessary to complete the patient’s treatment plan.

•	Reduced trauma. Trauma to the dental structure can be reduced because the laser avoids the vibration and microfractures associated with the high speed dental drill. For soft tissue applications, our laser systems cut with less bleeding than typically achieved with conventional instruments.

•	Broader range of available procedures. Due to the improved comfort and convenience of our systems, we believe patients are more likely to consider cosmetic and other elective procedures that would generally be time consuming and uncomfortable.

Business Strategy

Our objectives are to increase our leadership position in the dental laser market and to establish our laser systems as essential tools in dentistry. Our business strategy consists of the following key elements:

•

Increase awareness of our laser systems among dental practitioners and patients.    We intend to further penetrate the dental market by educating dental practitioners and patients about the clinical benefits of our laser systems, particularly the Waterlase system. We plan to increase adoption of our laser systems by practitioners through our continued participation in key industry trade shows, the World Clinical

Laser Institute, dental schools and other educational forums. We also intend to market our systems to practitioners through our direct sales force and advertising. We have recently begun and plan to continue marketing efforts aimed directly at patients.

•	Expand sales and distribution capabilities. In the United States, we intend to continue to build a direct sales force and marketing team. Internationally, we intend to use established dental and medical device distributors and to use a direct sales force in select countries. We are developing an infrastructure to support growth in sales and marketing. This infrastructure includes information technology systems and personnel to manage our sales force, compile sales and marketing data, and better serve our customers and distributors.

•	Expand product platform and applications. We plan to expand our product line and product applications by developing product enhancements and new laser technologies. Additionally, we may strategically acquire complementary products and technologies. We recently acquired the American Dental Laser product line, including the Diolase and Pulsemaster systems, which we believe will enable us to increase market penetration by offering a broad line of laser systems with a range of features and price points.

•	Continue high quality manufacturing and customer service. Our manufacturing operations in California and Germany are focused on producing high quality dental laser systems. We intend to continually develop and refine our manufacturing processes to increase production efficiencies and product quality. We provide high quality maintenance and support services through our support hotline and dedicated staff of in-house and field service personnel. Additionally, we plan to maintain and expand our network of factory-trained service technicians to provide maintenance and support services to customers in Europe and other markets outside the United States.

•	Strengthen and defend technology leadership. We believe our proprietary Waterlase system and YSGG Laser Hydrokinetic technology represent significant advancements in dentistry. We will pursue the protection of our intellectual property rights by expanding our existing patent portfolio in the United States and abroad. We intend to strategically enforce our intellectual property rights worldwide.

Products

We have two principal product lines. Our BioLase product line includes the Waterlase and LaserSmile systems, which we developed through our own research and development. We recently acquired the American Dental Laser product line, which includes the Diolase and Pulsemaster systems.

We currently sell our products in over 20 countries. All of our laser systems have been cleared by the U.S. Food and Drug Administration for the applications listed below, which enables us to market the systems in the United States. Our systems have the CE Mark and may be sold in the European Union. Additionally, we have approval to sell our Waterlase system in Canada, Australia, New Zealand and other Pacific Rim countries.

PRODUCT	SELECTED APPLICATIONS	TECHNOLOGY

BioLase Product Line

Waterlase System

Hard Tissue: Cavity preparation, caries removal, roughening or etching, root canal and other hard tissue surgical applications.

Bone: Cutting, shaping, contouring, resection, crown lengthening (restorative), apicoectomy or amputation of root end, and other oral osseous or bone procedures.

Soft Tissue: Incision, excision and biopsy of soft tissue, frenectomy, troughing, fibroma removal, hemostasis, aphthous oral ulcers, operculectomy and other soft tissue surgical applications.

Cosmetic: Gingivectomy, gingivoplasty and crown lengthening.

Solid State Crystal, Erbium, Chromium: Yttrium, Scandium, Gallium, Garnet (Er, Cr: YSGG), Laser with Air-Water Spray

LaserSmile System	Soft Tissue: Incision, excision and biopsy of soft tissue, frenectomy, troughing, gingivoplasty and other soft tissue surgical applications. Cosmetic: Gingivectomy, gingivoplasty and tooth whitening.	Semiconductor Diode Laser

American Dental Laser Product Line

Diolase System	Soft Tissue: Incision, excision and biopsy of soft tissue, frenectomy, troughing and other soft tissue surgical applications. Cosmetic: Gingivectomy and gingivoplasty.	Semiconductor Diode Laser

Pulsemaster System	Soft Tissue: Incision, excision and biopsy of soft tissue, frenectomy, troughing, gingivectomy, gingivoplasty and other soft tissue surgical applications. Cosmetic: Gingivectomy and gingivoplasty.	Neodymium: Yttrium, Aluminum, Garnet (Nd:YAG), Crystal Laser

BioLase Product Line

The following are the two laser systems developed by our in-house team of engineers.

Waterlase System.    The Waterlase laser uses an Er, Cr: YSGG crystal, which produces a unique wavelength optimized for dental applications. Using YSGG Laser Hydrokinetics, the Waterlase enables highly controlled cutting of bone and tooth with minimal to no damage to surrounding tissue, resulting in less trauma and pain than is achieved with dental drills or other dental instruments. The Waterlase can cut teeth or bone in narrow spaces with limited access for conventional instruments. By reducing or eliminating the water spray level, the Waterlase can also be used to perform a number of soft tissue procedures. Our Waterlase cuts soft tissue efficiently and provides effective coagulation in many types of soft tissue procedures. The approximate list price of the Waterlase system is $50,000.

LaserSmile System.    The LaserSmile system uses a semiconductor diode laser primarily for use in soft tissue and cosmetic procedures, particularly tooth whitening. For tooth whitening, the LaserSmile is used with our proprietary gel to whiten teeth faster than competitive non-laser whitening systems. In addition, the high power of the LaserSmile makes it particularly effective in soft tissue procedures where deeper penetration and faster coagulation is desired. The approximate list price of the LaserSmile system is $23,000.

American Dental Laser Product Line

We recently acquired the American Dental Laser product line, including the Diolase and Pulsemaster systems. We believe that the Diolase system complements our Waterlase and LaserSmile systems and will enable us to increase market penetration by offering a broad line of laser systems with a range of features and price points.

Diolase System.    Our recently acquired Diolase system uses a semiconductor diode laser for a range of dental soft tissue, cosmetic and hygiene procedures. The Diolase has simpler features than our other systems, and is positioned as an entry level laser system. The approximate list price of the Diolase system is $14,000.

Pulsemaster System.    Our recently acquired Pulsemaster system uses the popular Nd:YAG crystal that is broadly accepted for a variety of soft tissue procedures. The Pulsemaster system is well established and has been adopted by many dental practitioners, especially for periodontal procedures. The Pulsemaster system performs many of the same functions as our existing LaserSmile system. As a result, we plan to make the Pulsemaster available only in limited quantities, on a made-to-order basis, to dental practitioners who express a strong preference for that system. The approximate list price of the Pulsemaster system is $27,500.

Related Accessories and Disposable Products

We also manufacture and sell disposable products and accessories for our laser systems. Our Waterlase system uses disposable laser tips of differing sizes and shapes depending on the procedures being performed. We also market flexible fibers, handpieces, tooth whitening gel and aftercare products for our LaserSmile system. In connection with our acquisition of the American Dental Laser product line, we acquired a complete line of accessories for the Diolase and Pulsemaster systems, as well as other accessories marketed under the American Dental Laser brand name.

Warranties and Insurance

Our laser systems sold to end-users and distributors are covered by a one year and fourteen-month warranty, respectively, against defects in material and workmanship. Our warranty covers parts and service for direct sales and parts only for distributor sales with additional coverage on certain components for up to two years. We sell service contracts that cover the period after the expiration of our standard warranty coverage for our laser systems. Extended warranty coverage provided under our service contracts varies by the type of system and the level of service desired by the customer. In addition, we maintain product liability insurance with respect to our products with a general coverage limit of $12 million in the aggregate. Since commencing the sale of our systems, no product liability claims have been initiated against us.

Manufacturing

We manufacture, assemble and test our products at manufacturing facilities located in San Clemente, California and Floss, Germany. We acquired our German manufacturing facility in 2002. We manufacture and install our systems and provide maintenance services for products sold in Europe and other international markets through our German operations. Sales of products manufactured at our German facility accounted for 9% of our revenue in 2002 and 13% of our revenue for the nine months ended September 30, 2003.

We use an integrated approach to manufacturing, including the assembly of laser heads, electronics and cabinetry, which allows us to maintain high quality and control cost. We obtain components and subassemblies for our products from third party suppliers, most of which are located in the United States. We generally purchase components and subassemblies from a limited group of suppliers through purchase orders. We have no written supply contracts with our key suppliers. Three key components used in our Waterlase system, which accounted for approximately 77% of our revenue in 2002 and approximately 80% of our revenue for the nine months ended September 30, 2003, are each supplied by a separate single-source supplier. The Waterlase hand pieces are made by a leading European supplier of precision hand tools, and the laser crystal and fiber components are each made by a separate supplier. We have not experienced material delays from the suppliers of these three key components, and we have identified and tested alternative suppliers for each of these components. However, an unexpected interruption in a single source supplier could create manufacturing delays, and disrupt sales as we sought to replace the supplier, which we estimate could take up to three months.

Our manufacturing facilities are ISO 9001 certified. ISO 9001 certification provides guidelines for quality of company systems associated with the design, manufacturing, installation and servicing of company products. In addition, both the U.S. and German facilities are registered with the U.S. Food and Drug Administration and are compliant with the FDA’s Good Manufacturing Practice guidelines.

Marketing and Sales

Marketing

We currently market our laser systems in the United States, Canada, Australia and various countries throughout Europe and the Pacific Rim. Our marketing efforts are focused on increasing brand and specific product awareness among dental practitioners. We recently began efforts to increase awareness of the benefits of our products by marketing directly to patients.

Dental Practitioners.    We currently market our laser systems directly to dental practitioners through regional, national and international trade shows and seminars. We also use brochures, direct mailers, press releases, posters and other promotional materials, as well as print and electronic media news coverage. In 2002, we founded the World Clinical Laser Institute to formalize our efforts to educate and train dental practitioners in laser dentistry. The Institute conducts and sponsors educational programs domestically and internationally for dental practitioners, researchers and academicians, including two or three day seminars and training sessions involving in-depth discussions on the use of lasers in dentistry. In addition, we have developed relationships with research institutions, dental schools and clinical laboratories, which use our products in training and demonstrations. We believe these relationships will increase awareness of our products.

Patients.    We recently began to market the benefits of our laser systems directly to patients through marketing and advertising programs, including print media and radio spots, sponsored jointly by dental practitioners and us in selected markets that we feel have strong growth potential. We believe that making patients aware of our laser systems and their benefits will increase demand for our products.

Sales

We currently sell our products primarily to dentists in general practice. The majority of the dentists in the United States, as well as the majority of our customers, are sole practitioners. As awareness of our laser systems increases, we expect an increase in demand for our products among group practices. We also expect our laser systems to gain acceptance among oral surgeons and other dental specialists, as they become better aware of the clinical benefits and new treatment options available through use of our laser systems.

International sales account for a significant portion of our revenue. International sales accounted for approximately 23% or our revenue in 2002, 20% of our revenue in 2001 and 41% or our revenue in 2000. Sales in Asia, Pacific Rim countries and Australia accounted for approximately 12% of our revenue in 2002, while sales in Europe and Canada accounted for 11% and 1% of our 2002 revenue, respectively. In 2001, sales in Europe accounted for approximately 9% of revenue for the year, whereas sales in Asia and Pacific Rim countries accounted for approximately 8% of the revenue. In 2000, sales in Europe accounted for approximately 24% of our revenue for the year, and sales in Asia and Pacific Rim countries accounted for approximately 11% of the revenue for the year.

Direct Sales.    We sell products in the United States and Canada through our direct sales force, which is organized by region and consists of two regional managers and approximately 25 sales representatives. Each of our direct sales employees receives a base salary and commissions on sales. We plan to expand our direct sales force in territories that represent growing markets. We sell products in Germany through independent sales representatives who receive commissions on sales.

Distributors.    Except for sales in Canada and Germany, we sell products outside the United States primarily through a network of independent distributors located in Europe, Asia and Australia. Generally, our distributors enter into exclusive agreements in which they purchase systems and disposables from us at a wholesale dealer price and resell them to dentists in their sales territories. All sales to distributors are final and we can terminate our arrangements with dealers and distributors for cause or non-performance. We have exclusive arrangements with certain distributors for select territories, under which distributors are generally required to satisfy certain minimum purchase requirements to maintain exclusivity. Sales to distributors are generally paid in advance or secured with a letter of credit.

Seasonality.    We have experienced a distinct seasonal pattern over the past several years. The fourth quarter, ending December 31, has generally been the strongest quarter, and in 2002 accounted for approximately 30% of our 2002 revenue. By contrast, the first quarter is generally the slowest sales quarter and in 2002 accounted for only 18% of 2002 revenue. The second quarter is generally stronger than the first quarter and in 2002 accounted for approximately 27% of our 2002 revenue. The third quarter has generally been flat compared to the second quarter and accounted for approximately 25% of our revenue in 2002. We believe the seasonality demonstrated in the fourth and first quarters is due to the buying patterns of many dentists, including the response to certain tax advantages offered in the United States for capital equipment purchases. We also believe the lack of growth in the third quarter compared to the second quarter is due to general practice patterns in which vacations occur in the third quarter of the year. As a result of this seasonality, our growth metrics compare growth in a quarter to the same quarter in the prior year and are not focused on growth in consecutive quarters which has been and we expect will continue to be skewed by this seasonality effect.

Customer Service.    We provide maintenance and support services through our support hotline, service personnel and network of factory-trained service technicians. We provide maintenance and support services in the United States and Germany through our employee service technicians. We train and maintain a network of service technicians trained at our factory locations, who provide maintenance and support services in all other countries where we do business. Our distributors are responsible for providing maintenance and support services for products sold by them. We provide parts to distributors at no additional charge for products covered under warranty.

Financing Options.    Many dentists finance their purchases through third party leasing companies or banks. In these transactions, the dentist first enters into a purchase order with us. We then enter into a purchase order with the leasing company, which purchases the product from us, and the dentist enters into a lease agreement with the leasing company. We receive payment in full for the product at the time of purchase by the leasing company, and we are not a party to the lease. The dentist pays the leasing company or bank in installments, and we do not bear the credit risk that the dentist might not make payments. The leasing companies and banks do not have recourse to us for a dentist’s failure to make payments, nor do we have any obligation to take back the product at the end of the lease. Approximately 36% of our revenue in 2002 was generated from sales to dentists who financed their purchase through National Technology Leasing Corporation, an equipment leasing broker. National Technology Leasing arranges financing through banks. We have an agreement with National Technology Leasing under which we agreed to offer National Technology Leasing first right of refusal when dentists desire to use a finance or lease company. Our customers are under no obligation to finance the purchase or lease of any equipment through National Technology Leasing, and we refer only those customers that request a referral from us. In exchange, National Technology Leasing agreed to give us first priority on scheduling personnel in support of our sales functions, and on processing lease or financing transactions for our customers. National Technology Leasing further agreed to sponsor marketing programs from time to time for our benefit and the benefit of our customers. Additionally, National Technology Leasing agreed to accept the terms of our customer purchase order in transactions in which it is a party pursuant to the revised agreement entered into August 5, 2003. The term of the agreement expires on August 5, 2004, and can be renewed for one-year periods after that time. The agreement also may be terminated by either party upon 45 days written notice. If leasing arrangements were no longer available through National Technology Leasing or the banks with which it deals, we believe our customers would be able to obtain financing through a variety of other leasing companies or banks that frequently approach us to provide financing for our products.

Research and Product Development

Research and development activities are essential to maintaining and enhancing our business. We believe our research and development team has demonstrated its ability to develop innovative products that meet evolving market needs. Our research and development group consists of 12 individuals with medical device and laser development experience and other relevant backgrounds, the majority of whom have degrees in physics or engineering, including three Ph.D.s. During the years ended December 31, 2000, 2001 and 2002, our research and development expenses were approximately $2.3 million, $1.5 million and $1.7 million, respectively. We intend to focus our research and development activities on improving our existing products and extending our product range in order to provide dental practitioners and patients with less painful and clinically superior laser systems.

Intellectual Property and Proprietary Rights

We rely, in part, on a combination of patents, trademarks, trade secrets, copyright and other intellectual property rights to protect our technology. We have over 60 issued patents and numerous pending patents. More than half of our existing patents were issued in the United States, and the rest were issued in Europe and in other countries. Our patents are directed to the use of laser and water in dentistry, laser energy exciting water, laser characteristics, fluid conditioning, laser accessories, laser technology development and other technologies for dental and medical applications. We have patent applications pending and plan to apply for other patents in the future as we develop new technologies. While we hold a variety of patents covering a broad range of technologies incorporated in our products, we rely on approximately one half of our patents in particular to protect the core technology incorporated in our systems, including our Waterlase system, which accounted for approximately 77% of our revenue in 2002 and approximately 80% of our revenue for the nine months ended September 30, 2003. Four of these patents expire in 2009, and the balance have expiration dates ranging from 2010 to 2015.

We are currently involved in a patent lawsuit related to our Waterlase system with Diodem, LLC, a privately-held California limited liability company, which resulted from the consolidation of two separate lawsuits that were pending before the U.S. District Court for the Central District of California. In May 2003, we initiated a lawsuit against Diodem to obtain a judicial declaration that technology in our Waterlase does not infringe four patents owned by Diodem. Diodem was founded by the former chief executive officer of Premier Laser Systems, Inc., a medical laser company which filed for bankruptcy protection in March 2000. Diodem claims to have acquired the four patents at issue in the case from Premier Laser. Also, in May 2003, Diodem added us as a party to a patent infringement lawsuit it had previously filed. These two lawsuits initiated by us and Diodem were consolidated into the currently pending lawsuit in August 2003. Diodem alleges that the technology in our Waterlase system infringes the four patents it acquired from Premier Laser. Diodem seeks monetary damages, an injunction and other relief. The pending lawsuit is in its preliminary stages, and may proceed for an extended period of time. Although the outcome of this action cannot be determined with certainty, we believe our technology and products do not infringe any valid patent rights owned by Diodem, and we intend to continue to vigorously defend against Diodem’s infringement claims and pursue our claims against Diodem.

Competition

We compete with a number of companies that market traditional dental products, such as dental drills, as well as other companies that market laser technologies in dental and other medical markets. In the domestic hard tissue dental market, we believe our Waterlase product primarily competes with laser systems manufactured by Hoya ConBio, a subsidiary of Hoya Photonics, a large Japanese manufacturer primarily of optics and crystals, and OpusDent Ltd., a subsidiary of Lumenis, an Israeli company. In the international market, our Waterlase system competes primarily with products manufactured by several other companies, including KaVo, Deka Dental Corporation and Fotona d.d.

The Waterlase system also competes with non-laser based systems, including traditional high and low-speed dental drills and air abrasion systems that are used for dental procedures. Our LaserSmile system and our newly acquired Diolase and Pulsemaster systems compete with other laser systems, as well as with scalpels, scissors and a variety of other cutting tools that have been traditionally used to perform soft tissue procedures. The LaserSmile also competes directly with a number of laser systems manufactured by a variety of companies, including the companies named above. In the market for tooth whitening, the LaserSmile competes with other products and instruments used by dentists, as well as tooth whitening strips and other over the counter products.

Traditional and commonly used cutting tools are less expensive for performing dental procedures. For example, a high speed drill or an electrosurge device can be purchased for less than $1,000 each. However, we believe our systems offer substantial benefits that outweigh cost concerns. In addition, our systems are not designed to perform certain functions that high speed drills can perform, such as cutting metal fillings and certain polishing and grinding functions. High speed drills will still be needed for these functions, and our systems are not intended to replace all applications of the high speed drill.

We also compete on the basis of proprietary technology, product features, performance, service and reputation. Some of the manufacturers that develop competing laser systems have greater financial, marketing and technical resources than we do. In addition, some competitors have developed, and others may attempt to develop, products with applications similar to the those performed by our laser systems.

Government Regulation

Our products are regulated as medical devices. Accordingly, our product development, testing, labeling, manufacturing, processes and promotional activities are regulated extensively by government agencies in the United States and other countries in which we market and sell our products. We have clearance from the U.S. Food and Drug Administration, or FDA, to market our laser systems in the United States. We also have the approvals necessary to sell our laser systems in Canada, the European Union and other international markets. We are currently pursuing regulatory approval to market and sell our products in Japan.

United States

In the United States, the FDA regulates the design, manufacture, distribution, quality standards and marketing of medical devices. We have clearance from the FDA to market our Waterlase and LaserSmile systems in the United States for dental procedures on both adult and pediatric patients. In 1998, we received FDA clearance to market the Millennium, the earlier generation of our current Waterlase system, for certain dental hard tissue applications. This clearance allowed us to commence domestic sales and marketing of our technology for hard and soft tissue applications. During 1999 and 2000, to meet the demand for soft-tissue and cosmetic dentistry applications, we designed a semiconductor diode laser system, which is now marketed as our LaserSmile system. We received FDA clearance to market the system for a variety of soft-tissue medical applications in September 1999. In 2001, we received FDA clearance to market the LaserSmile system for cosmetic tooth whitening. In October 2003, the LaserSmile received clearance for periodontal procedures for both early and advanced stages of periodontal disease.

In 2002, 2003 and 2004, our Waterlase system became the first laser system to receive FDA clearance for several new types of procedures. In 2002, we received clearance to market the Waterlase system for root canal, encompassing all four of the fundamental steps of the procedure. We also received clearance in 2002 to market this system for cutting, shaving, contouring and resection of oral osseous tissues, or bone. In January 2003, we received FDA clearance to market the Waterlase for use in apicoectomy surgery, a procedure for root canal infections and complications that includes cutting gum, bone (to access the infected area) and the apex of the tooth to access the infected area. The clearance also relates to flap surgical procedures. Flaps are frequently performed in conjunction with many procedures, including periodontal, implant placement and recovery, extraction of wisdom teeth, exposure of impacted teeth for orthodontics as well as additional procedures. In January 2004, our Waterlase system received FDA clearance for several new bone, laser periodontal and soft tissue procedures, including removal of bone to correct defects and create physiologic contours of bone tissue, resection of bone to restore bony architecture, resection of bone for grafting, preparing full, partial and split thickness flaps for periodontal surgery and removal of granulation tissue from bony defects. Additionally, the Waterlase became the first hard tissue laser to receive clearance for laser soft tissue curettage.

Our newly acquired Diolase system received FDA clearances in 1997 to be marketed for a variety of soft tissue dental applications. FDA clearances were issued in 1994 to market the Pulsemaster system for a number of soft tissue procedures. We are in the process of transferring those clearances to our company.

As we develop new products and applications or make any significant modifications to our existing products, we will need to obtain the regulatory approvals necessary to market such products for dental, cosmetic and other medical procedures in our target markets. There are two principal methods by which FDA regulated devices may be marketed in the United States: pre-market approval, or PMA, and 510(k) clearance. A PMA application is required for a device that does not qualify for consideration for 510(k) clearance. The review period for a PMA application is fixed at 180 days, but the FDA typically takes much longer to complete the review. As part of the approval of a PMA application, the FDA typically requires human clinical testing to determine safety and efficacy of the device. To conduct human clinical testing, typically the FDA must approve an Investigational Device Exemption, or an IDE. To date, none of our products have required a PMA application.

To obtain 510(k) clearance, we must demonstrate that our device for which clearance is sought is substantially equivalent to a previously cleared 510(k) device or other appropriate predicate device. The FDA’s stated intention is to review 510(k) notifications as quickly as possible, generally within 90 days. However, the complexity of a submission or a requirement for additional information will typically extend the review period beyond 90 days. Domestic marketing of the product must be deferred until clearance is received from the FDA. In some instances, an IDE is required for clinical trials for a 510(k) clearance. If a request for 510(k) clearance is turned down by the FDA, then a PMA may be required. We intend to utilize the 510(k) notification procedure whenever possible. To date, all of our products that have been subject to regulation by the FDA have qualified for 510(k) clearance.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance, or could even require a PMA application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or a PMA is obtained.

The FDA also imposes various requirements on manufacturers and sellers of products it regulates under its jurisdiction, such as labeling, manufacturing practices, record keeping and reporting. The FDA also may require post-marketing practices, record keeping and reporting requirements.

We also are subject to unannounced inspections by the FDA for both the U.S. and BIOLASE Europe offices, and the Food and Drug Branch of the California Department of Health Services, and these inspections may include the manufacturing facilities of our subcontractors.

We are also subject to regulation under the Radiation Control for Safety and Health Act of 1968, or the Safety Act, administered by the Center for Devices and Radiological Health, or CDRH, of the FDA. The CDRH controls energy emissions of light and sound and electronic waves from electronic products. These regulations require a laser manufacturer to file new product and annual reports, to maintain quality control, product testing and sales records, to distribute appropriate operation manuals, to incorporate certain design and operating features in lasers sold to end-users and to certify and label each laser sold to end-users as one of four classes of lasers based on the level of radiation from the laser. In addition, various warning labels must be affixed to the product and certain protective devices must be installed, depending upon the class of product. Under the Safety Act, we are also required to register with the FDA as a medical device manufacturer and are subject to inspection on a routine basis by the FDA for compliance with Good Manufacturing Practice, or GMP, regulations. The GMP regulations impose certain procedural and documentation requirements upon us relevant to our manufacturing, testing and quality control activities. We believe both of our facilities comply with the GMP guidelines. The CDRH is empowered to seek remedies for violations of these regulatory requirements under the Federal Food, Drug and Cosmetic Act. We believe that we are currently in substantial compliance with these regulations.

Various state dental boards are considering the adoption of restrictions on the use of lasers by dental hygienists. Approximately 30 states currently allow dental hygienists to use lasers to perform certain dental procedures. In addition, dental boards in a number of states are considering educational requirements regarding the use of dental lasers. The scope of these restrictions and educational requirements is not now known, and they could have an adverse effect on sales of our laser-based products.

Failure to comply with applicable regulatory requirements can result in an enforcement action by the FDA, which may include any of the following sanctions:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or PMA approval of new products;

•	withdrawing 510(k) clearance or PMA approvals that are already granted; and

•	criminal prosecution.

International

Foreign sales of our laser-based products are subject to the regulatory requirements of the foreign country or, if applicable, the harmonized standards of the European Union. These regulatory requirements vary widely among the countries and may include technical approvals, such as electrical safety, as well as demonstration of clinical efficacy. We have a CE Mark for our Waterlase and LaserSmile systems, which permits us to commercially distribute these systems throughout the European Union. We rely on export certifications from the FDA to comply with certain regulatory requirements in several foreign jurisdictions, such as New Zealand, Canada and countries in Western Europe. We also received clearance to market our Waterlase and LaserSmile systems in Canada and Australia for a variety of applications. We are currently working to meet certain foreign country regulatory requirements for certain of our products, including Japan. There can be no assurance that additional approvals in Japan or elsewhere will be obtained.

Other Regulatory Requirements

In addition to the regulatory framework for product clearances and approvals, we are subject to extensive and frequently changing regulations under many other laws administered by U.S. and foreign governmental agencies on the national, state and local levels, including requirements regarding occupational health and safety and the use, handling and disposing of toxic or hazardous substances.

Third Party Reimbursement

Many procedures performed with our laser systems are covered by insurance to the same extent as they would be if performed using traditional dental instruments. Most therapeutic procedures performed with our laser systems are reimbursable to a certain extent under dental insurance plans, whereas cosmetic procedures are not. International market acceptance for our products may depend, in part, on the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government-sponsored health care and private insurance.

Employees

At December 31, 2003, we employed approximately 156 people, of which there are approximately 55 in manufacturing and quality and control, 14 in research and development, approximately 56 in sales and sales support, 15 in customer technical support and 16 in administration. Our employees are not represented by any collective bargaining agreement and we believe our employee relations are good.

Facilities

Our corporate headquarters are located at 981 Calle Amanecer, San Clemente, California, where we lease 23,000 square feet of space for manufacturing and administrative functions. The lease on this facility expires on March 31, 2006. Our wholly-owned subsidiary, BIOLASE Europe, owns a manufacturing facility totaling approximately 20,000 square feet of space in Floss, Germany. Our subsidiary currently leases half of the facility to an unrelated party and uses the remaining portion of the facility for its manufacturing operations. We believe that our facilities are sufficient for our current needs.

Legal Proceedings

We are currently involved in a patent lawsuit with Diodem, LLC, a California limited liability company, which resulted from the consolidation of two separate lawsuits that were pending before the U.S. District court for the Central District of California. On May 2, 2003, we initiated a civil action in the U.S. District Court for the Central District to obtain a judicial declaration against Diodem that technology we use in our laser systems does not infringe four patents owned by Diodem. Diodem was founded by Collete Cozean, the former chief executive officer of Premier Laser Systems, Inc., a medical laser company which filed for bankruptcy protection in March 2000. Diodem claims to have acquired the four patents at issue in the case from Premier Laser. In 2000 we initiated a patent infringement lawsuit against Premier Laser seeking damages and to prevent Premier from selling competing dental lasers on the grounds that they infringed on certain of our patents. The lawsuit was stayed by the bankruptcy court after Premier filed for bankruptcy.

In response to our lawsuit against Diodem, on May 5, 2003, Diodem added us as a party to an infringement lawsuit it had previously filed in the U.S. District Court for the Central District of California. American Medical Technologies, Inc., Lumenis and its subsidiary OpusDent, Ltd., and Hoya Photonics and its subsidiary Hoya ConBio were named as the other defendants in the lawsuit. OpusDent and Hoya ConBio manufacture and sell dental lasers pursuant to patents originally licensed to them by American Medical Technologies. We acquired the licensed patents and related license agreements in our acquisition of the American Dental Laser product line from American Medical Technologies. In July 2003, American Medical Technologies was dismissed from the lawsuit without prejudice.

These two lawsuits initiated by us and Diodem were consolidated into the currently pending lawsuit in August 2003. Other than American Medical Technologies, the other parties to Diodem’s original lawsuit remain in the pending suit.

Diodem’s claims relate both to our Waterlase and to the patents and licenses we acquired from American Medical Technologies. Diodem alleges that technology used in our Waterlase infringes the four patents it acquired from Premier Laser. Diodem also alleges that the products sold by OpusDent and Hoya ConBio pursuant to the licenses we acquired from American Medical Technologies infringe on the patents Diodem acquired from Premier Laser. Diodem seeks treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys’ fees and other unspecified damages. This lawsuit is in the discovery phase of litigation, and may proceed for an extended period of time. Although the outcome of the lawsuit cannot be determined with certainty, we believe our technology and products do not infringe any valid patent rights owned by Diodem, and we intend to continue to vigorously defend against Diodem’s infringement claims and pursue our claims against Diodem.

This lawsuit could result in significant expenses and diversion of management’s time and other resources. If Diodem successfully asserts an infringement claim against us, our operations may be significantly impacted, especially to the extent that it affects our right to use the technology incorporated in our Waterlase system, which accounted for approximately 77% of our revenue in 2002 and approximately 80% of our revenue for the nine months ended September 30, 2003. Diodem’s claims related to the licenses to Hoya ConBio and OpusDent, which we acquired from American Medical Technologies, could reduce or eliminate royalties we might receive under those licenses, which for American Medical Technologies were approximately $127,000 in 2002 or approximately 2.9% of its total revenue for that year. Diodem’s infringement claims could also result in significant limitations on our ability to manufacture, market and sell our products, including our Waterlase system, as well as delays and costs associated with redesigning our products and payments of license fees, monetary damages and other payments. Additionally, we may be enjoined from incorporating certain technology into our products, all of which could significantly impede our operations, increase operating expenses, reduce our revenue and cause us to incur losses.

Following our recent restatement of financial statements, in late October 2003 and subsequently, we received informal requests from the Securities and Exchange Commission to voluntarily provide information relating to the restatement. We have provided information to the Securities and Exchange Commission and intend to continue to cooperate in responding to the inquiry. In accordance with its normal practice, the Securities and Exchange Commission has not advised us when its inquiry may be concluded, and we are unable to predict the outcome of this inquiry.

From time to time, we may become involved in various legal proceedings relating to our business. We are currently a party to other legal proceedings involving claims for damages. We do not believe any of these other legal proceedings will have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors, including their ages as of December 31, 2003:

Name	Age	Position

Federico Pignatelli(1)(2)	51	Chairman of the Board

Jeffrey W. Jones	45	President, Chief Executive Officer and Director

William A. Owens(1)	62	Director

George V. d’Arbeloff(1)(2)	58	Director

Keith G. Bateman	50	Executive Vice President

Robert Grant	34	Chief Operating Officer

Edson J. Rood	60	Vice President, Chief Financial Officer and Secretary

Ioana Rizoiu	39	Vice President, Research and Development

(1)	Member of Audit Committee
(2)	Member of Compensation Committee

Federico Pignatelli has served as the Chairman of our Board since 1994 and as a director since 1991. He is the Founder and President of Art & Fashion Group since 1992. Art & Fashion Group is a holding company of an array of businesses providing services to the advertising industry, including the world’s largest complex of digital and film still photography studios for production and post-production. Previously, Mr. Pignatelli was a Managing Director at Gruntal & Company, an investment banking and brokerage firm and was a Managing Director of Ladenburg, Thalmann & Co., another investment banking and brokerage firm.

Jeffrey W. Jones has served as our President and Chief Executive Officer and as a director since 1998 and as Managing Director of BIOLASE Europe GmbH, our wholly-owned subsidiary, since 2001. From 1986 to 1998, Mr. Jones served in various executive capacities for a group of privately-held companies, including the McMahan Enterprise Group and HGM Medical Laser Systems, a manufacturer of medical lasers used in ophthalmologic, dental and anesthetic applications. At various times during the above mentioned period, he served as President and Chief Executive Officer of these companies.

William A. Owens joined our Board in 1998. Admiral Owens is currently Chief Executive Officer and Chairman of Teledesic LLC, a developer of satellite communications networks. He joined Teledesic in 1998. From 1996 to 1998, Admiral Owens was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation, a Fortune 500 research and engineering company. Admiral Owens retired from the United States Navy in 1996 after 34 years of service. During his naval career, his positions included Vice Chairman of the Joint Chiefs of Staff, the nation’s second-highest ranking military officer, from 1993 to 1996; Deputy Chief of Naval Operations for Resources, Warfare Requirements and Assessments from 1991 to 1993; Commander of the United States Sixth Fleet from 1990 to 1991; and senior military assistant to the Office of the Secretary of Defense from 1988 to 1991. Admiral Owens also serves as a director of British American Tobacco Holding Ltd., Symantec Corporation, Microvision, Inc., WFI Networks, Inc., IDT Inc., Telstra LLC, Nortel Inc., Cray Inc., Polycom Inc., ViaSat Inc., and TIBCO Software Inc.

George V. d’Arbeloff joined our Board in 1996. Since 2000, Mr. d’Arbeloff has served as the Chairman of Big Idea Group, Inc., a company that links inventors with other companies buying innovation. From 1996 to 2000, Mr. d’Arbeloff served as Chief Executive Officer of Retail Solutions, Inc., a small early-stage private company which sought bankruptcy protection in June 2000. From 1967 to 1996, he served in various executive capacities at Teradyne, Inc., a manufacturer of testing equipment for the semiconductor and electronics industries, including Vice President of Investor Relations from 1995 to 1996, Vice President and General Manager of the Semiconductor Test Group from 1992 to 1995 and Vice President and General Manager of the Industrial/Consumer Division of the Semiconductor Test Group from 1982 to 1992.

Keith G. Bateman has served as our Executive Vice President since 2002 and Vice President of Global Sales from 1999 to 2001. From 1994 to 1998, Mr. Bateman held executive positions with the international and domestic divisions of HGM Medical Laser Systems, Inc., a manufacturer of medical lasers used in ophthalmologic, dental and anesthetic applications. Prior to that, he held several positions in sales, marketing and management at various companies in the computer industry.

Robert Grant joined us in June 2003 and assumed full-time responsibility as our Chief Operating Officer in August 2003. Before joining our Company, from 2002 to 2003, Mr. Grant served as Executive Vice President and General Manager of the Medical Business of Lumenis in Santa Clara, California. In 2002, he served as Executive Vice President and General Manager of the Surgical and Ophthalmic Business of Lumenis. In 2001, Mr. Grant served as Vice President of the Surgical Business of the Coherent Medical Group, a subsidiary of Coherent, Inc. and a manufacturer of laser equipment that was later acquired by Lumenis. Between 2000 and 2001, he also served as Vice President of Business Development of the Coherent Medical Group. From 1998 to 2001, Mr. Grant served as the Managing Director of European Operations for the Coherent Medical Group, based in Dieburg, Germany. From 1997 to 1998, he served as Director of Business Development for HGM, Inc., a manufacturer of medical lasers used in ophthalmic, dental and aesthetic applications, which also was later acquired by Lumenis. Before 1997, Mr. Grant held several positions in management at other companies in the medical device industry.

Edson J. Rood joined us in July 2001 as our Vice President, Chief Financial Officer and Secretary. From 1990 to 2001, Mr. Rood served as Chief Financial Officer for Scripps Health. Prior to 1990, Mr. Rood served as Vice President of Finance for Scripps Hospitals, and he served with the accounting firm of Arthur Young & Company.

Ioana Rizoiu has served as our Vice President of Research and Development since 1997. From 1995 to 1997, Ms. Rizoiu served as Director of Research and Development, and from 1992 to 1995, she was a physicist with BioLase.

Board of Directors and Committees of the Board

Our Board currently consists of four members. Each Board member is elected at the annual meeting of stockholders and holds office until the next annual meeting and until his successor is elected and qualified. Our Board and executive management team have discussed increasing the size of our Board to five members. Our Board is currently in the process of seeking to identify a qualified individual who would be willing to serve as an additional independent director.

The Audit Committee currently consists of three directors, Federico Pignatelli, William A. Owens and George V. d’Arbeloff. The Committee is a standing committee of, and operates under a written charter adopted by, our Board. The Audit Committee reviews and monitors our financial statements and accounting practices, appoints, determines funding for, and oversees our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and reviews and evaluates our audit and control functions.

The Compensation Committee currently consists of two directors, Federico Pignatelli and George V. d’Arbeloff. The Committee is primarily responsible for reviewing and developing our general compensation policies and making recommendations to the Board on compensation levels for our executive officers. The Compensation Committee also reviews and makes recommendations to the Board on matters relating to employee compensation and benefit plans.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board of Directors or the Compensation Committee of any other company that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee. None of our employees or current or former officers are members of our Compensation Committee.

Compensation of Directors

Directors who are not employees of us do not currently receive any cash compensation for their service as members of the Board of Directors or any Board committee. However, directors are reimbursed for all reasonable travel and lodging expenses incurred by them in attending Board and committee meetings.

Under the automatic option grant program in effect under the 2002 Stock Incentive Plan, each individual who is elected to the Board as a non-employee director, at an annual meeting of stockholders or at a special meeting at which directors are elected, automatically is granted, on the date of such election, an option to purchase 30,000 shares of our common stock. The grant is made upon the director’s initial election and each time he or she is reelected at the next annual meeting of our stockholders. Each option vests at a rate of 7,500 shares per quarter, commencing three months after the date of grant. If a non-employee director becomes a director for the first time on a date other than the date of a meeting at which all directors are elected, he or she automatically is granted an option to purchase the number of shares equal to (a) 2,500 multiplied by (b) the difference between 12 and the number of months since the last meeting at which directors were elected, vesting at a rate of 2,500 shares per month.

Each automatic grant under the 2002 Stock Incentive Plan has an exercise price per share equal to the fair market value per share of common stock on the grant date and has a maximum term of ten years, subject to earlier termination twelve months after the date of the optionee’s cessation of Board service for any reason. Each automatic option is immediately exercisable for all of the option shares. However, any shares purchased under the option are subject to repurchase by us, at the lower of the exercise price paid per share or the fair market value per share (determined at the time of repurchase), should the optionee cease Board service prior to vesting in those shares. The shares subject to each initial option grant and each annual option grant will immediately vest in full if certain changes in control or ownership occur or if the optionee dies or becomes disabled while serving as a director.

Under this automatic option grant program, Messrs. Pignatelli, Owens and d’Arbeloff each received an automatic option grant on May 23, 2002, to purchase 30,000 shares of our common stock at an exercise price of $5.31 per share. On April 29, 2003 they each received an automatic option grant under this program to purchase 30,000 additional shares of our common stock at an exercise price of $11.07 per share.

Executive Compensation

The following table contains summary information concerning the annual compensation for the years ended December 31, 2001, 2002 and 2003 for our President and Chief Executive Officer, and our other executive officers who earned over $100,000 for the year ended December 31, 2003.

		Annual Compensation							Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)		Bonus ($)			Other Annual Compensation ($)		Securities Underlying Options (#)
Jeffrey W. Jones President and Chief Executive Officer	2003 2002 2001	$240,000 240,000 240,000		$	* 96,000 —	(1) (3)	$17,460 20,540 54,634	(2) (4) (5)	— — 300,000

Keith G. Bateman Executive Vice President	2003 2002 2001	148,333 110,000 110,000			143,757 137,362 69,019	(6) (6)	— — —		— — 100,000

Edson J. Rood Vice President and Chief Financial Officer	2003 2002 2001	150,000 150,000 64,435			* — —	(7)	— — —		— — 200,000

Ioana Rizoiu Vice President Clinical Research	2003 2002 2001	103,120 94,306 91,378			— — —		— — —		— — 30,000

Robert Grant Chief Operating Officer	2003	67,203	(8)		23,700	(9)	—		100,000

(1)	Under the terms of his amended employment agreement, Mr. Jones is entitled to receive a bonus equal to 0.63% of all 2003 sales in excess of $20,000,000. The bonus amount earned by Mr. Jones in 2003 is not calculable at this time.
(2)	Represents car allowance.
(3)	Represents annual bonus equal to 0.5% of all sales revenue in excess of $10,000,000.
(4)	Represents car allowance of $17,640 and $2,900 of reimbursement for travel expenses.
(5)	Includes housing allowance of $42,000 in lieu of bonuses, car allowance of $8,134 and $4,500 of reimbursement for travel expenses.
(6)	Represents commissions earned.
(7)	Pursuant to resolutions adopted by the Compensation Committee of the Board of Directors, Mr. Rood is entitled to receive a bonus of up to $50,000 based on our performance results for fiscal 2003. The bonus amount earned by Mr. Rood in 2003 is not calculable at this time.
(8)	Represents amounts paid for services rendered since June 2003. Mr. Grant’s annual base salary is $150,000.
(9)	Under the terms of his employment agreement, Mr. Grant is entitled to receive a bonus based on a percentage of international sales.

Stock Options and Stock Appreciation Rights

No stock options or stock appreciation rights were granted to the named executive officers during 2002.

Fiscal Year-End Option Values

The following table provides information, with respect to the named executive officers, concerning unexercised options held by them at the end of 2003. None of the named executive officers exercised any stock options during 2003 and no stock appreciation rights were held by the named executive officers at the end of such year.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised in-the-Money Options at Fiscal Year-End ($)(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Jeffrey W. Jones	807,000	200,000	$10,767,825	$518,000
Keith G. Bateman	225,000	75,000	2,948,469	194,250
Edson J. Rood	166,667	33,333	2,035,004	406,996
Ioana Rizoiu	160,000	—	2,199,181	—
Robert Grant	10,000	90,000	58,100	502,200

(1)	Based on the market price of $16.60 per share, determined on the basis of the closing sale price per share of our common stock on the Nasdaq National Market on the last day of the fiscal year ended December 31, 2003, less the option exercise price payable per share, multiplied by the number of shares underlying the options.

Equity Incentive Plans

We maintain various equity incentive plans designed to attract and retain the services of individuals essential to our long term growth and success. These plans consist of our 1990 Stock Option Plan, 1992 Stock Option Plan, 1993 Stock Option Plan and 2002 Stock Incentive Plan. As of December 31, 2003, we had outstanding under these plans options to purchase an aggregate of 3,329,131 shares of common stock at exercise prices from $.75 to $15.72, of which 2,427,996 were then exercisable, and 305,957 additional shares of common stock were reserved for future grant or issuance under the plans.

Through our equity incentive plans, our officers and other employees, non-employee directors and independent contractors have the opportunity to acquire an equity interest in our company. Our Board of Directors and the Compensation Committee of the Board have the authority to administer discretionary option grant and stock issuance programs for executive officers, employees and consultants and non-employee directors. In addition, the Board of Directors or Compensation Committee may appoint a secondary committee comprised of one or more directors to have authority to make equity grants to persons other than executive officers and non-employee directors. The Board or such committees have discretion to determine which individuals are eligible to receive equity grants, when grants are made, the number of shares subject to each grant, the status of any option as either an incentive stock option or a non-statutory option under the Federal tax laws, the vesting schedule (if any) for the grant and the maximum term for which any option is to remain outstanding. In addition, our 2002 Stock Incentive Plan provides for an automatic stock option grant program for our non-employee directors, as explained above under “Management—Compensation of Directors,” and the Board of Directors or Compensation Committee cannot exercise discretion over this program.

Options granted will have an exercise price per share determined by the Board of Directors, which is generally not less than one hundred percent of the fair market value of our stock on the grant date. No granted option has a term in excess of ten years, and the shares subject to options generally vest in one or more installments over a specified period of service. However, one or more options maybe structured so that they will be immediately exercisable for any or all of the option shares, and the shares purchased may be subject to repurchase by the company in certain circumstances. Options may also be subject to acceleration of vesting in the event of an acquisition of the company, where the Board deems it appropriate to provide such a provision. Shares may be issued under the stock issuance program generally at a price per share not less than their fair market value, or may be issued as a bonus for past services. The shares issued may be fully vested or may vest upon the completion of a designated service period or the attainment of pre-established performance goals. Shares issued may also be subject to acceleration of vesting in the event of an acquisition of the company, where the Board deems it appropriate to provide such a provision.

Employment Contracts, Termination of Employment and Change in Control Arrangements

In December 2003, we entered into an employment agreement with Jeffrey W. Jones, our President and Chief Executive Officer. The agreement provides for an initial term of two years commencing on January 1, 2004 and ending on December 1, 2005, after which his employment will continue on a calendar quarter to calendar quarter basis on the terms existing at the time until terminated at the expiration of a calendar quarter on at least 90 days prior notice by either party, or until the employment agreement is amended, renewed or extended. We may immediately terminate the employment agreement at any time for cause as defined in the employment agreement. If we terminate Mr. Jones’ employment other than for cause, Mr. Jones will be entitled to receive severance pay in an amount equal to six to 12 months’ base salary. Under the terms of the employment agreement, Mr. Jones receives a base annual salary of $275,000. In addition, Mr. Jones is entitled to receive a bonus equal to 0.75% of all 2004 sales in excess of $40,000,000. Under his employment agreement, Mr. Jones received options to purchase 200,000 shares of our common stock at an exercise price of $14.01, which was the fair market value of our common stock on December 12, 2003. The options vest and will be exercisable at a rate of approximately 8,333 shares per month and expires ten years from the date of grant, subject to early termination should Mr. Jones cease to provide service to us. Mr. Jones is entitled to receive a housing allowance of $3,500 per month for expenses incurred in maintaining a residence in California in connection with his employment with us. The housing allowance will be deducted from any bonus he is entitled to receive. Mr. Jones also is entitled to receive an allowance for an automobile and related expenses, four weeks paid vacation per year, reimbursement of reasonable business expenses and other executive benefits.

Our previous employment agreement with Mr. Jones expired on December 31, 2003. Other than as specified, the terms of Mr. Jones’ previous agreement were substantially the same as the terms of his current employment agreement. Under the terms of the prior agreement, Mr. Jones received a base annual salary of $240,000 in 2002 and 2003. He also earned a bonus equal to 0.50% of all 2002 sales in excess of $10,000,000 and 0.63% of all 2003 sales in excess of $20,000,000. Mr. Jones received a housing allowance of $3,500 for the 2002 fiscal year. The housing allowance was in lieu of any bonus in 2001. In connection with the execution of his prior employment agreement, Mr. Jones received a stock option on December 20, 2001 to purchase 300,000 shares of our common stock at an exercise price of $5.17 per share, which was the fair market value of our common stock on December 20, 2001. The stock option vests at a rate of 12,500 shares per month and expires ten years from the date of grant, subject to earlier termination should Mr. Jones cease to provide service to us. If Mr. Jones’ employment is terminated by us other than for cause, the stock option will continue to vest for the longer of the balance of the calendar year in which the termination occurs or six months following the termination.

In Mr. Jones’ employment agreement, we agreed to indemnify Mr. Jones to the maximum extent permitted under Delaware law against any expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement (with our written consent which shall not be unreasonably withheld) actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, threatened or initiated against Mr. Jones by reason of the fact that he was serving as an officer, director, employee or agent of us or was serving at our request as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

In January 1999, we entered into an employment agreement with Keith G. Bateman, our Executive Vice President responsible for sales. Under the agreement, we granted to Mr. Bateman options to purchase up to 100,000 shares of our common stock at a per share exercise price of $2.125, which are fully vested and exercisable. In December 2003, we granted to Mr. Bateman an option to purchase 75,000 shares at an exercise price of $14.01, which was the fair market value of our common stock on December 12, 2003. Mr. Bateman’s employment agreement provides for an initial salary of $110,000. Mr. Bateman’s base salary was $110,000 for 1999 through 2002, and was increased to $150,000 for 2003. Mr. Bateman is currently entitled to receive a monthly bonus equal to 0.15% of all sales up to $1,000,000, 0.265% of all sales in excess of $1,000,000 and 1.0% of all sales after cumulative sales for the year exceed $43,000,000. Under the terms of this agreement, if we are acquired or merged, the surviving entity either must offer Mr. Bateman a one-year employment agreement with at least equivalent compensation terms as he receives from us or must pay Mr. Bateman severance in an amount equal to his total compensation during the previous nine months, including base salary, commissions and bonus. Except for the above-described provision relating to the acquisition or merger of our company, the agreement is terminable at any time by us or Mr. Bateman.

In August 2003, we entered into an employment agreement with Robert E. Grant, our Chief Operating Officer. Under this agreement, we granted to Mr. Grant an option to purchase up to 90,000 shares of our common stock at a per share exercise price of $11.02, which vests over three years with acceleration of vesting upon an acquisition of the company. In addition, we previously granted Mr. Grant an option to purchase up to 10,000 shares or our common stock at a per share exercise price of $10.70. Under his agreement, Mr. Grant’s base salary is $150,000, and he is eligible for a bonus of $50,000 per year based on overall company performance, and commissions of $100,000 per year payable quarterly based on international sales performance.

The Compensation Committee of our Board of Directors has the authority to provide for accelerated vesting of the shares of our common stock subject to any outstanding options held by the chief executive officer or any other executive officer or any unvested share issuances actually held by such individual, in connection with certain changes in control of us or the subsequent termination of the officer’s employment following the change of control event.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2002, we have not been and are not a party to any transaction or series of similar transactions in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of these persons had or will have a direct or indirect material interest.

PRINCIPAL STOCKHOLDERS

The following table shows information regarding the beneficial ownership of our common stock as of December 31, 2003, as adjusted to reflect the sale of shares offered by the prospectus. Ownership information is shown for:

•	each named executive officer;

•	each of our directors; and

•	all directors and executive officers as a group.

To our knowledge, no person is the beneficial owner of more than 5% of our outstanding shares of common stock.

The percent of common stock is based on 21,588,727 shares of common stock outstanding as of December 31, 2003, and 24,088,727 shares of common stock outstanding after completion of this offering, assuming no exercise of the underwriters’ over-allotment option to acquire shares of our common stock from us. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of December 31, 2003 are deemed to be outstanding and to be beneficially owned by the person or group holding such options or warrants for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

		Percent of Common Stock Outstanding
Beneficial Owner(1)	Number of Shares	Before Offering	After Offering
Federico Pignatelli(2)	837,250	3.80%	3.41%
Jeffrey W. Jones(3)	834,367	3.72%	3.35%
William A. Owens(4)	165,000	*	*
George V. d’Arbeloff(5)	219,017	1.01	*
Keith G. Bateman(6)	235,300	1.08	*
Edson J. Rood(7)	166,667	*	*
Ioana Rizoiu(8)	160,000	*	*
Robert Grant(9)	10,000	*	*
All current directors and executive officers as a group (8 persons)(10)	2,627,601	11.05%	10.00%

*	Represents less than 1%.

(1)	Unless otherwise indicated, the address for each of the individuals listed in the table is care of BioLase Technology, Inc., 981 Calle Amanecer, San Clemente, California 92673. Unless otherwise indicated by footnote, the persons named in the table have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws.

(2)	Includes 443,750 shares subject to options, all of which are exercisable within 60 days of December 31, 2003.

(3)	Includes 823,667 shares subject to options, all of which are exercisable within 60 days of December 31, 2003.

(4)	Includes 165,000 shares subject to options, all of which are exercisable within 60 days of December 31, 2003.

(5)	Includes 200,835 shares subject to options, all of which are exercisable within 60 days of December 31, 2003.

(6)	Includes 231,250 shares subject to options, all of which are exercisable within 60 days of December 31, 2003.

(7)	Includes 166,667 shares subject to options, all of which are exercisable within 60 days of December 31, 2003.

(8)	Includes 160,000 shares subject to options, all of which are exercisable within 60 days of December 31, 2003.

(9)	Includes 10,000 shares subject to options, all of which are exercisable within 60 days of December 31, 2003.

(10)	Includes 2,201,169 shares subject to options, all of which are exercisable within 60 days of December 31, 2003.

SELLING STOCKHOLDER

The selling stockholder named in this prospectus is selling 307,500 shares of our common stock in this offering. We will not receive any proceeds from the sale of common stock by this stockholder. The following table sets forth the name of the selling stockholder, the maximum number of shares to be sold by the selling stockholder and the number of shares known by us to be beneficially owned by the selling stockholder as of December 31, 2003.

The information provided below is based on information provided by the selling stockholder and public documents filed with the U.S. Securities and Exchange Commission. The percent of beneficial ownership for the selling stockholder is based on 21,588,727 shares of our common stock outstanding as of December 31, 2003.

	Beneficially Owned Before Offering		Maximum Number of Shares Being Sold in this Offering
Name of Selling Stockholder	Number of Shares	Percent of Outstanding Shares
American Medical Technologies, Inc.	307,500	1.43%	307,500

We issued these shares to American Medical Technologies, Inc. in connection with our acquisition of the American Dental Laser product line and related dental laser assets of American Medical Technologies, Inc. in May 2003. Except for this transaction, there has been no material relationship between us and American Medical Technologies, Inc. within the past three years.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

We are authorized by our Restated Certificate of Incorporation to issue 50,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. Effective at the closing of this offering, approximately 24,088,727 shares of common stock will be issued and outstanding, assuming no exercise of the underwriters’ over-allotment option to acquire 421,125 shares from us, and excluding 3,329,131 shares issuable upon exercise of stock options outstanding on December 31, 2003, and 305,957 shares reserved for future grant or issuance under our equity incentive compensation plans. All of the shares of common stock that will be outstanding immediately following this offering, including the shares of common stock sold in this offering, will be validly issued, fully paid and nonassessable. The following summary of our common stock and preferred stock is not complete and may not contain all the information you should consider before investing in our common stock. This description is subject to and qualified in its entirety by provisions of our Restated Certificate of Incorporation and Bylaws.

Common Stock

The holders of common stock are entitled to one vote for each share on all matters to be voted on by our stockholders, including elections of directors, and the holders of such shares currently possess all voting power. The holders of common stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor. In the event of our dissolution, liquidation or winding up, holders of our shares of common stock will be entitled to receive, pro rata, all assets available for distribution to such holders after payment of all liabilities, subject to prior rights of any outstanding preferred stock. The holders of our common stock have no preemptive rights to purchase newly issued securities.

Preferred Stock

The Board of Directors, without further stockholder authorization, may issue from time to time up to 1,000,000 shares of preferred stock. Of the 1,000,000 shares of preferred stock, 500,000 shares are designated as Series B Junior Participating Cumulative Preferred Stock. None of the preferred stock is outstanding.

The Series B Preferred Stock is issuable in connection with our “poison pill” stockholder Rights Plan, which the Board of Directors adopted on December 18, 1998, and which is discussed below. The Series B Preferred Stock ranks senior to our common stock with respect to payment of distributions on liquidation, dissolution or winding up and with respect to the payment of dividends but will rank junior to all series of preferred stock with respect to dividends and the distribution of assets. The section below describing the Rights Plan that the Board of Directors adopted contains additional information on the rights to which a holder of Series B Preferred Stock will be entitled.

The Board of Directors may issue up to 500,000 shares of the remaining authorized preferred stock in one or more series, establish the number of shares to be included in any of these series and fix the designations, powers, preferences and rights of the shares of each of these series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on the common stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation.

Options

As of December 31, 2003, we had outstanding options to purchase up to an aggregate of 3,329,131 shares of common stock at exercise prices ranging from $.75 to $15.72, of which 2,427,996 were then exercisable. We have 305,957 additional shares of common stock reserved for future grant or issuance under our equity incentive compensation plans.

Registration Rights

As partial consideration for our acquisition of the American Dental Laser product line and related dental laser assets of American Medical Technologies, Inc., in May 2003, we issued to American Medical Technologies, Inc. 307,500 shares of our common stock under the terms of a purchase agreement relating to the acquisition. We agreed to register the shares issued to American Medical Technologies, Inc., under certain terms and conditions. American Medical Technologies, Inc. is offering for sale with this prospectus all 307,500 shares that it acquired under the purchase agreement.

Certain Provisions in Our Certificate and Bylaws

Our Bylaws provide that special meetings of the stockholders may be called for any purpose, unless otherwise prescribed by statute or by the Certificate of Incorporation, by the Board of Directors, the Chairman of the Board, the CEO or the President, and shall be called by the Board of Directors or the Secretary at the written request of a majority of the Board of Directors or of the stockholders holding a majority of the outstanding shares of capital stock. Written notice of a special meeting shall be given to each stockholder entitled to vote at such meeting not less than ten and no more than sixty days prior to the meeting.

Our Bylaws also provide that the stockholders may remove a director as provided by Delaware law. New directors may be elected by majority of the remaining directors then in office or by a plurality of votes cast at a special meeting of stockholders called in accordance with the Bylaws.

Our Certificate of Incorporation and Bylaws offer our directors certain protections to the extent permitted by Delaware law. Our directors are not liable to us or our stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Our Bylaws obligate us to indemnify our directors to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Rights Plan

On December 18, 1998, our Board of Directors adopted a stockholder rights plan under which one preferred stock purchase right was distributed on January 11, 1999 with respect to each share of our common stock, including shares sold under this prospectus. The rights provide, among other things, that if any person becomes the beneficial owner of 15% or more of our common stock while the rights are outstanding, each right will be exercisable to purchase shares of common stock having a market value equal to two times the then current exercise price of a right (initially $30.00). The rights also provide that, if on or after the occurrence of such event, (i) we are merged into any other corporation and we are not the surviving corporation, (ii) another entity is merged into us and all or part of our common stock is exchanged for securities of another entity, cash or other property, or (iii) 50% or more of our assets or earning power are sold, each right will be exercisable to purchase common stock of the acquiring corporation having a market value equal to two times the then current market price of such stock. The rights will expire on December 31, 2008, unless previously triggered, and are subject to redemption at $0.001 per right (as adjusted to reflect any stock split, stock dividend or similar transaction occurring after December 31, 1998) at any time prior to the first date upon which they become exercisable to purchase common shares.

Our rights plan is designed to discourage hostile takeovers by effectively allowing our stockholders to purchase additional shares of our common stock at a discount following the hostile acquisition of a large block of our outstanding common stock and by increasing the value of consideration to be received by stockholders in specified transactions following such an acquisition.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•	on or subsequent to such date, the business combination is approved by the Board of Directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an interested stockholder is defined to include (1) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (2) the affiliates and associates of any such person.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our Board, since the stockholder approval requirement would be avoided if a majority of the Directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing the consummation of transactions resulting in a change of control. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Listing

The common stock is traded on the Nasdaq National Market under the trading symbol “BLTI.”

Transfer Agent and Registrar

The transfer agent for our common stock is U.S. Stock Transfer Corporation.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 24,088,727 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option to acquire shares of our common stock from us, and excluding 3,329,131 shares issuable upon exercise of stock options outstanding on December 31, 2003, and 305,957 shares reserved for future grant or issuance under our equity incentive compensation plans. All of these shares and any shares sold upon exercise of the underwriters’ over-allotment option will be freely transferable without restriction or further registration under the Securities Act of 1933, except for any shares purchased or held by our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. Holders of 426,432 shares of our common stock will be subject to volume limitations under Rule 144 because they are affiliates. In addition, our directors and certain of our officers who collectively hold 426,432 shares of common stock and options to acquire 2,599,085 additional shares of common stock are subject to lock-up agreements under which they have agreed not to, directly or indirectly, sell, hedge or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock or shares issuable upon exercise of options, for a period of 120 days after the date of this prospectus without the prior written consent of Needham & Company, Inc.

UNDERWRITING

We and the selling stockholder intend to enter into an underwriting agreement with the underwriters named below. Needham & Company, Inc., William Blair & Company, L.L.C. and Oppenheimer & Co. Inc. are acting as representatives of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Needham & Company, Inc.
William Blair & Company, L.L.C.
Oppenheimer & Co. Inc.

Total	2,807,500

The representatives have advised us and the selling stockholder that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $                  per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $                  per share. After the offering to the public, the offering price and other selling terms may be changed by the representatives. We will not receive any proceeds from the sale of the 307,500 shares by the selling stockholder.

The underwriters have an option to purchase up to 421,125 additional shares of common stock from us, at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total number of shares shown.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Paid by BioLase Technology, Inc.	$	$	$
Paid by the selling stockholder	$	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1,275,110. Expenses of the offering include: $25,110 for the SEC registration fee, NASD filing fee, and Nasdaq listing fee; $450,000 for legal fees and expenses; $250,000 for accounting fees and expenses; $500,000 for printing expenses; $25,000 for transfer agent and registrar fees; and $25,000 for other fees and expenses. We are obligated to pay for the offering expenses of the selling stockholder, excluding underwriting discounts and commissions of the selling stockholder and legal fees and expenses of counsel to the selling stockholder.

Subject to the terms and conditions in the underwriting agreement, the underwriters have agreed to purchase all the shares of our common stock being sold pursuant to the underwriting agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the accuracy of our representations and warranties in the underwriting agreement and the receipt by the underwriters of officers’ certificates and a legal opinion. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have agreed, subject to certain exceptions, not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 120 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. This agreement does not apply to options outstanding under any existing employee benefit plans. Our directors and certain of our officers who collectively hold in the aggregate 426,432 shares of common stock and options to acquire 2,599,085 additional shares of common stock, have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock or shares issuable upon exercise of options, for a period of 120 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

In connection with this offering, some of the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Any of these activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities, or retard a decline in the market price of our stock. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq National Market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

The validity of the shares of common stock offered in this offering will be passed upon for BioLase Technology, Inc. by Pillsbury Winthrop, LLP, Costa Mesa, California. Heller Ehrman White & McAuliffe LLP, San Diego, California, is counsel for the underwriters in connection with the offering.

EXPERTS

The consolidated financial statements of Biolase Technology, Inc. as of December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the United States operations of the American Dental Laser division of American Medical Technologies, Inc. as of December 31, 2002 and 2001 and for the years then ended included in this Prospectus have been so included in reliance on the report of HEIN + ASSOCIATES LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at the SEC’s Public

Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Pursuant to the SEC rules, this prospectus does not contain all of the information included in the registration statement. You may read or obtain a copy of the registration statement, and the exhibits and other documents referenced in the registration statement and the prospectus, from the SEC in the manner described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

1.    Our Current Reports on Form 8-K filed with the SEC on June 4, 2003, August 14, 2003, August 29, 2003 and September 17, 2003, and the amendment to our Current Report on Form 8-K/A filed on September 29, 2003;

2.    Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 filed with the SEC on November 12, 2003;

3.    Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the SEC on September 17, 2003;

4.    Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, originally filed with the SEC on May 12, 2003, as amended by Amendment No. 1 to our Quarterly Report on Form 10-Q/A filed with the SEC on September 17, 2003 and Amendment No. 2 to our Quarterly Report on Form 10-Q/A filed with the SEC on December 16, 2003;

5.    Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, originally filed with the SEC on March 24, 2003, as amended by Amendment No. 1 to our Annual Report on Form 10-K/A filed with the SEC on September 17, 2003 and Amendment No. 2 to our Annual Report on Form 10-K/A filed with the SEC on December 16, 2003;

6.    Amendments to our Quarterly Reports on Form 10-Q/A for the quarterly periods ended March 31, June 30 and September 30, 2002, which were filed with the SEC on September 17, 2003 and Amendment No. 2 to our Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2002, which was filed with the SEC on December 16, 2003;

7.    The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 30, 1991, including any amendment or report filed for the purpose of updating such description; and

8.    The description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on December 29, 1998, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this prospectus but not delivered with the prospectus. Requests for copies of these documents should be submitted in writing to Investor Relations, at BioLase Technology, Inc., 981 Calle Amanecer, San Clemente, California 92673, or by telephone at (949) 361-1200.

BIOLASE TECHNOLOGY, INC.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Accountants, PricewaterhouseCoopers LLP	F-2
Consolidated Balance Sheets as of December 31, 2001 (restated), 2002 (restated) and September 30, 2003 (unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2000 (restated), 2001 (restated), 2002 (restated) and the Nine Months Ended September 30, 2002 (unaudited) (restated) and
September 30, 2003 (unaudited)

F-4
Consolidated Statements of Stockholders’ Equity (Deficit) for the Years Ended December 31, 2000 (restated), 2001 (restated), 2002 (restated) and the Nine Months Ended September 30, 2003 (unaudited)	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2000 (restated), 2001 (restated), 2002 (restated) and the Nine Months Ended September 30, 2002 (unaudited) (restated) and September 30, 2003 (unaudited)

F-6
Notes to Consolidated Financial Statements	F-7
Schedule II—Consolidated Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 2000 (restated), 2001 (restated) and 2002 (restated)	F-27

Unaudited Pro Forma Combined Condensed Financial Data	F-28
Unaudited Pro Forma Combined Condensed Statement of Operations for the Year Ended December 31, 2002	F-29
Unaudited Pro Forma Combined Condensed Statement of Operations for the Nine Months Ended September 30, 2003	F-30
Notes to Unaudited Pro Forma Combined Condensed Statement of Operations	F-31

Report of Independent Accountants, Hein + Associates LLP	F-32
Statements of Selected Assets and Liabilities	F-33
Statements of Revenues and Expenses	F-34
Statements of Cash Flows	F-35
Notes to Financial Statements	F-36

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

BioLase Technology, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of BioLase Technology, Inc. and its subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Company has restated its consolidated financial statements at December 31, 2001 and 2002 and for each of the three years ended December 31, 2002 to correct the timing of revenue recognition.

/s/    PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Orange County, California

February 10, 2003, except for Note 2,

as to which the date is September 3, 2003

BIOLASE TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31,		September 30, 2003
	2001	2002
	(Restated-Note 2)		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,670	$3,940	$6,123
Accounts receivable, less allowance of $108, $202 and $64 (unaudited) in 2001, 2002 and 2003, respectively	2,182	4,983	7,402
Inventories, net of reserves of $232, $239 and $460 (unaudited) in 2001, 2002 and 2003, respectively	1,887	2,792	3,656
Deferred charges on product shipped	605	1,415	460
Prepaid expenses and other current assets	260	1,028	799

Total current assets	7,604	14,158	18,440
Property, plant and equipment, net	392	1,733	1,753
Intangible assets, net	91	67	2,645
Goodwill	—	—	2,926
Other assets	166	45	551

Total assets	$8,253	$16,003	$26,315

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$1,792	$1,792	$1,792
Accounts payable	1,656	2,082	2,445
Accrued liabilities	1,976	3,580	4,354
Customer deposits	290	329	289
Deferred revenue on product shipped	1,626	3,674	1,003
Deferred gain on sale of building, current portion	63	63	63
Debt	—	1,220	1,145

Total current liabilities	7,403	12,740	11,091
Deferred gain on sale of building	205	142	95

Total liabilities	7,608	12,882	11,186

Commitments and Contingencies (Note 7)
Stockholders’ equity:
Preferred stock, par value $0.001, 1,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, par value $0.001, 50,000 shares authorized; issued and outstanding—19,734 shares in 2001, 20,131 shares in 2002 and 21,545 shares in 2003 (unaudited)	20	20	22
Additional paid-in capital	48,462	49,497	56,816
Accumulated other comprehensive loss	—	(57)	(130)
Accumulated deficit	(47,837)	(46,339)	(41,579)

Total stockholders’ equity	645	3,121	15,129

Total liabilities and stockholders’ equity	$8,253	$16,003	$26,315

See accompanying notes to consolidated financial statements.

BIOLASE TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31, (Restated-Note 2)			Nine Months Ended September 30,
	2000	2001	2002	2002 (Restated- Note 2)	2003
				(unaudited)
Net sales	$9,495	$16,546	$27,257	$19,134	$32,991
Cost of sales	4,816	6,938	10,485	7,569	12,386

Gross profit	4,679	9,608	16,772	11,565	20,605

Other Income	—	79	63	47	51

Operating expenses:
Sales and marketing	4,211	7,314	10,729	7,255	10,962
General and administrative	1,841	2,011	3,010	2,072	3,407
Engineering and development	2,288	1,520	1,684	1,148	1,662

Total operating expenses	8,340	10,845	15,423	10,475	16,031

Income (loss) from operations	(3,661)	(1,158)	1,412	1,137	4,625
Gain on foreign currency transactions	—	—	51	14	135
Gain on forward exchange contract	—	—	152	102	22
Interest income	69	44	18	13	21
Interest expense	(163)	(167)	(135)	(100)	(43)

Income (loss) before cumulative effect of change in accounting principle	(3,755)	(1,281)	1,498	1,166	4,760
Cumulative effect of change in accounting principle	(34)	—	—	—	—

Net income (loss)	$(3,789)	$(1,281)	$1,498	$1,166	$4,760

Income (loss) per share before cumulative effect of change in accounting principle:
Basic	$(0.20)	$(0.07)	$0.08	$0.06	$0.23
Diluted	$(0.20)	$(0.07)	$0.07	$0.05	$0.21
Cumulative effect of change in accounting principle per share:
Basic	$0.00	$—	$—	$—	$—
Diluted	$0.00	$—	$—	$—	$—
Net income (loss) per share:
Basic	$(0.20)	$(0.07)	$0.08	$0.06	$0.23
Diluted	$(0.20)	$(0.07)	$0.07	$0.05	$0.21
Shared used in computing net income (loss) per share:
Basic	19,171	19,510	19,929	19,878	20,796
Diluted	19,171	19,510	21,303	21,288	22,813

See accompanying notes to consolidated financial statements.

BIOLASE TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands)

	Preferred Stock		Common Stock and Additional Paid-in Capital		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 1999	—	$—	17,583	$41,827	$—	$(42,767)	$(940)
Private placement of common stock, net	—	—	1,250	2,450	—	—	2,450
Issuance of stock and warrants for earned services	—	—	37	73	—	—	73
Cancellation of stock	—	—	(525)	—	—	—	—
Exercise of stock options	—	—	203	322	—	—	322
Exercise of warrants	—	—	819	2,879	—	—	2,879
Net loss (Restated—Note 2)	—	—	—	—	—	(3,789)	(3,789)

Balances at December 31, 2000 (Restated—Note 2)	—	—	19,367	47,551	—	(46,556)	995
Issuance of stock and warrants for earned services	—	—	20	128	—	—	128
Exercise of stock options	—	—	172	367	—	—	367
Exercise of warrants	—	—	175	436	—	—	436
Net loss (Restated—Note 2)	—	—	—	—	—	(1,281)	(1,281)

Balances at December 31, 2001 (Restated—Note 2)	—	—	19,734	48,482	—	(47,837)	645
Exercise of stock options	—	—	182	472	—	—	472
Exercise of warrants	—	—	215	563	—	—	563
Comprehensive income (loss):
Net income (Restated—Note 2)	—	—	—	—	—	1,498	1,498
Foreign currency translation adjustment	—	—	—	—	(57)	—	(57)

Total comprehensive income (Restated—Note 2)	—	—	—	—	(57)	1,498	1,441

Balances at December 31, 2002 (Restated—Note 2)	—	—	20,131	49,517	(57)	(46,339)	3,121
Exercise of stock options (unaudited)	—	—	433	1,858	—	—	1,858
Exercise of warrants (unaudited)	—	—	673	1,656	—	—	1,656
Acquisition of ADL (unaudited)	—	—	308	3,807	—	—	3,807
Comprehensive income (loss):
Net income (unaudited)	—	—	—	—	—	4,760	4,760
Foreign currency translation adjustment (unaudited)	—	—	—	—	(73)	—	(73)

Total comprehensive income (unaudited)	—	—	—	—	(73)	4,760	4,687

Balances at September 30, 2003 (unaudited)	—	$—	21,545	$56,838	$(130)	$(41,579)	$15,129

See accompanying notes to consolidated financial statements.

BIOLASE TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31, (Restated-Note 2)			Nine Months Ended September 30,
	2000	2001	2002	2002 (Restated- Note 2)	2003
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(3,789)	$(1,281)	$1,498	$1,166	$4,760
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Cumulative effect of change in accounting principle	(34)	—	—	—	—
Issuance of common stock and warrants for earned services	73	127	—	—	—
Depreciation and amortization	166	165	246	128	286
Gain on disposal of assets	—	(43)	(63)	(47)	(51)
Gain on forward exchange contracts	—	—	(152)	(102)	(22)
Provision (benefit) for bad debts	20	133	283	(220)	248
Provision (benefit) for inventory excess and obsolescence	326	108	7	(4)	216
Changes in assets and liabilities, net of the effects of the business acquisition:
Accounts receivable	(530)	(1,441)	(3,084)	(1,284)	(2,667)
Inventory	(889)	(773)	(912)	(453)	(835)
Deferred charges on product shipped	(108)	(497)	(810)	(176)	955
Prepaid expenses and other assets	(12)	(242)	(495)	(480)	(266)
Accounts payable and accrued liabilities	514	1,276	2,030	497	934
Deferred revenue on product shipped	285	1,341	2,048	691	(2,671)
Customer deposits	200	90	39	(29)	(40)

Net cash (used in) provided by operating activities	(3,778)	(1,037)	635	(313)	847

Cash flows from investing activities:
Additions to property, plant and equipment	(1,069)	(154)	(478)	(175)	(286)
Additions to patents and licenses	—	(10)	—	—	—
Proceeds from the sale of property, plant and equipment	—	2,261	—	—	—
Cash paid for business acquisition	—	—	—	—	(1,825)

Net cash (used in) provided by investing activities	(1,069)	2,097	(478)	(175)	(2,111)

Cash flows from financing activities:
Borrowings under a line of credit	450	—	—	—	1,792
Payments on line of credit	—	—	—	—	(1,792)
Payments on mortgage note payable	(5)	(1,195)	—	—	—
Payments on note payable	(428)	—	—	—	—
Proceeds from issuance of common stock, net	2,450	—	—	—	—
Proceeds from exercise of stock options and warrants	3,201	803	1,035	762	3,513

Net cash provided by (used in) financing activities	5,668	(392)	1,035	762	3,513

Effect of exchange rate changes on cash	—	—	78	(24)	(66)
Increase (decrease) in cash and cash equivalents	821	668	1,270	250	2,183
Cash and cash equivalents at beginning of period	1,181	2,002	2,670	2,670	3,940

Cash and cash equivalents at end of period	$2,002	$2,670	$3,940	$2,920	$6,123

Supplemental cash flow disclosure:
Cash paid during the period for interest	$148	$130	$51	$37	$40

Cash paid during the period for taxes	$2	$2	$2	$2	$2

Non-cash financing activities:
Conversion of accrued liabilities to note payable	$428	$—	$—	$—	$—
Issuance of debt to purchase manufacturing facility	1,200	—	—	—	—
Debt incurred in connection with acquisition of production facility	—	—	1,000	1,000	—

Total	$1,628	$—	$1,000	$1,000	$—

Business acquisition (Note 10):
Net assets acquired	—	—	—	—	$5,846
Acquisition fees accrued	—	—	—	—	(215)
Common stock issued	—	—	—	—	(3,806)

Cash paid for acquisition	—	—	—	—	$1,825

See accompanying notes to consolidated financial statements.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share data)

NOTE 1—BASIS OF PRESENTATION

The Company

BioLase Technology Inc., incorporated in Delaware in 1987, is a medical technology company operating in one business segment that designs, manufactures and markets advanced dental, cosmetic and surgical laser and related products.

Basis of Presentation

The consolidated financial statements include the accounts of BioLase Technology, Inc. and its two wholly-owned subsidiaries: Societe Endo Technic, which is inactive and which we intend to dissolve, and BIOLASE Europe GmbH (“BIOLASE Europe”), a foreign subsidiary incorporated in Germany in December of 2001. We have eliminated all material intercompany transactions and balances in the accompanying financial statements. As of December 31, 2002, $1,700 of net assets were located outside of the United States, in BIOLASE Europe.

The unaudited consolidated financial information included herein have been prepared on a basis consistent with the restated December 31, 2002 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to fairly present the information set forth therein. The unaudited interim consolidated financial information does not include all the footnotes, presentations and disclosures normally required by generally accepted accounting principles in the United States of America (“GAAP”) for complete financial statements. The results for the interim period ended September 30, 2003 is not necessarily indicative of future results.

Use of Estimates

In order to prepare the financial statements in accordance with GAAP, we use estimates and assumptions that may affect reported amounts and disclosures. Significant estimates in these financial statements include valuation allowances on accounts receivable and inventories, accrued warranty expenses, pro-forma effects of stock-based compensation, recoverability of goodwill and the provision for deferred taxes and related valuation allowances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based on amounts that differ from those estimates.

Reclassifications

Certain amounts in the prior period consolidated financial statements have been reclassified to be consistent with the current year presentation.

NOTE 2—RESTATEMENT OF FINANCIAL STATEMENTS

Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition in Financial Statements, requires the transfer of title and the risks and rewards of ownership to the customer prior to the recognition of revenue. We originally prepared our financial statements on the basis that this transfer of title occurred upon shipment. Subsequent to the issuance of our consolidated financial statements as of and for the year ended December 31, 2002, it was determined, with respect to sales to domestic customers, that title transferred upon receipt of full payment, due to a clause in our purchase orders. As a result, we have restated our consolidated financial statements as of December 31, 2001 and December 31, 2002 and for each of the three years in the period ended December 31, 2002 to defer revenue upon shipment and to recognize it upon receipt of full payment for our domestic customers. We have reflected the impact of this change, as measured at January 1, 2000, as the

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

cumulative effect of a change in accounting principle for the adoption of SAB 101. The $34 cumulative effect of change in accounting principle was recognized as income during the year ended December 31, 2000, which included $168 of revenue. It was also determined that revenue recognition for products shipped directly to customers in Europe, which we commenced in 2002, is appropriate at the time of installation, which is when the customer is obligated to pay, and not at the time of shipment as recognized in the previously filed financial statements. In conjunction with these revisions, we have deferred the revenue, the related cost of inventory and related sales commissions. Our revenue recognition policy in Note 3 has been revised to reflect these changes.

As a result of the restatement, our net revenue for 2002 decreased by $1.9 million, our gross profit decreased by $1.3 million and our net income was reduced by $1.1 million ($0.05 per fully diluted share). For 2001, our net revenue decreased by $1.3 million; our gross profit decreased by $980 and our net loss increased by $873 ($0.05 per fully diluted share). For 2000, our net revenue decreased by $162, our gross profit decreased by $149 and our net loss increased by $61 ($0.01 per fully diluted share). Also as a result of the restatement, our net revenue for the nine months ended September 30, 2002 decreased $570 (unaudited), our gross profit decreased by $450 (unaudited) and our net income was decreased by $394 (unaudited), or $0.02 per fully diluted share.

The statements of operations have been restated as follows:

	Year Ended December 31, 2000
	As Reported	Restated
Net sales	$9,657	$9,495
Cost of sales	4,829	4,816
Operating expenses	8,462	8,340
Loss from operations	(3,634)	(3,661)
Loss before cumulative effect of change in accounting principle	(3,728)	(3,755)
Cumulative effect of change in accounting principle	—	(34)
Net loss	$(3,728)	$(3,789)
Cumulative effect of change in accounting principle per share:
Basic	$0.00	$0.00
Diluted	$0.00	$0.00
Net loss per share:
Basic	$(0.19)	$(0.20)
Diluted	$(0.19)	$(0.20)

	Year Ended December 31, 2001
	As Reported	Restated
Net sales	$17,887	$16,546
Cost of sales	7,299	6,938
Operating expenses	10,952	10,845
Loss from operations	(364)	(1,158)
Net loss	$(408)	$(1,281)
Net loss per share:
Basic	$(0.02)	$(0.07)
Diluted	$(0.02)	$(0.07)

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

	Year Ended December 31, 2002
	As Reported	Restated
Net sales	$29,199	$27,257
Cost of sales	11,102	10,485
Operating expenses	15,616	15,423
Income from operations	2,481	1,412
Net income	$2,630	$1,498
Net loss per share:
Basic	$0.13	$0.08
Diluted	$0.12	$0.07

	Nine Months Ended September 30, 2002
	As Reported	Restated
	(unaudited)
Net sales	$19,704	$19,134
Cost of sales	7,689	7,569
Operating expenses	10,531	10,475
Income from operations	1,484	1,137
Net income	$1,560	$1,166
Net income per share:
Basic	$0.08	$0.06
Diluted	$0.07	$0.05

The balance sheets have been restated as follows:

	December 31, 2001
	As Reported	Restated
Working capital	$1,135	$201
Total assets	7,561	8,253
Stockholders’ equity	1,579	645

	December 31, 2002
	As Reported	Restated
Working capital	$3,484	$1,418
Total assets	14,395	16,003
Stockholders’ equity	5,187	3,121

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less as cash equivalents. We invest excess cash primarily in a money market account consisting of U.S. Treasury securities. Cash equivalents are carried at cost, which approximates market.

Accounts Receivable

We regularly evaluate the collectibility of accounts receivable based upon our knowledge of customers and compliance with credit terms. The allowance for doubtful accounts is adjusted based on such evaluation, with a corresponding provision included in general and administrative expenses.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

Inventory

We value inventories at the lower of cost or market (determined by the first-in, first-out method). We periodically evaluate the carrying value of inventories. The allowance for obsolescence is adjusted based on such evaluation, with a corresponding provision included in cost of sales.

Property, Plant and Equipment

We state property, plant and equipment at acquisition cost less accumulated depreciation and amortization. Maintenance and repairs are expensed as incurred. Upon sale or disposition of assets, any gain or loss is included in the consolidated statements of operations.

The cost of property, plant and equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets, which are generally not greater than five years, except for leasehold improvements, which are amortized over the lesser of the estimated useful lives of the respective assets or the related lease terms and our German production facility which is depreciated over thirty years.

We continually monitor events and changes in circumstances which could indicate that the carrying balances of property, plant and equipment may exceed the undiscounted expected future cash flows from those assets. If such a condition were to exist, we will recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Patents, Trademarks and Licenses

Costs incurred to establish and defend patents, trademarks and licenses and to acquire products and process technologies are capitalized. Costs incurred for internally developed technologies that we ultimately patent are expensed as incurred. All amounts assigned to these patents, trademarks and licenses are amortized on a straight-line basis over an estimated eight-year useful life.

The continuing carrying value of patents is assessed based upon our operating experience, expected cash flows from related products and other factors we deem appropriate.

Fair Value of Financial Instruments

Our financial instruments consist of cash, accounts receivable, accounts payable and other accrued expenses that approximate fair value because of the short maturity of these items. The fair value of the foreign currency forward contracts is estimated by obtaining quotes from banks.

Foreign Currency Translation

For operations outside the United States (“U.S.”) that prepare financial statements in currencies other than the U.S. dollar, results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. Translation gains or losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive loss in stockholders’ equity (deficit). Gains and losses resulting from foreign currency transactions, which are denominated in a currency other than the entity’s functional currency, are included in the consolidated statement of operations.

Derivative Financial Instruments

Our derivative financial instruments, consisting of forward exchange contracts in European Euros, are recorded at their fair value on the balance sheet, included in other assets. Our foreign exchange forward contracts

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

are not designated as hedges pursuant to Statements of Financial Accounting Standards (“SFAS”) 133. Changes in the fair value of derivatives that do not qualify for hedge treatment must be recognized currently in earnings.

At December 31, 2002, we had outstanding derivative financial instruments comprised of foreign exchange forward contracts with notional amounts of $697 and a fair value of $849 with the fair value gain of $152 recognized into net income for the year ended December 31, 2002. On February 3, 2003, the contracts expired and were not renewed, resulting in a cumulative realized gain on the contracts of $174.

Revenue Recognition

We sell products domestically to customers through our direct sales force, and internationally through a direct sales force and through distributors. We recognized revenue for products sold domestically when we received a purchase order, the price was fixed or determinable, and payment was received due to a clause in our purchase order that states title transfers upon payment in full. We recognized revenue for products sold internationally through our direct sales force when we received a purchase order, the price was fixed or determinable, collectibility of the resulting receivable was probable and installation was completed, which was when the customer became obligated to pay. We recognize revenue for products sold through our distributors internationally when we have received a purchase order, the price is fixed or determinable, collectibility of the resulting receivable is probable and the product has been delivered. Extended warranty contracts, which are sold to our non-distributor customers, are recorded as revenue on a straight-line basis over the period of the contracts, which is one year.

Deferred charges on product shipped represent the cost of inventory shipped to customers for which revenue and the related cost of sales have not been recognized since payment has not been received or the installation has not been completed. Deferred revenue on product shipped represents products shipped to customers for which revenue has not yet been recognized.

Revenue Recognition (unaudited)

In August 2003, we modified the sales arrangements with our customers so that title transfers to the customer upon shipment for domestic sales, and there is an enforceable obligation to pay upon shipment for international direct sales. Since August 2003, we have been recording revenue for domestic sales and international direct sales upon shipment. We continue to record revenue for sales to distributors upon delivery. As a result, we recorded $4,000 (unaudited) in revenue under the revenue recognition policy in effect before the modification to our sales arrangements and $6,200 (unaudited) in revenue under our revenue recognition policy in effect after the modification to our sales arrangements, during the quarter ended September 30, 2003. Net revenues unaffected by the changes in our revenue recognition policy were $3,200 (unaudited) for the quarter ended September 30, 2003.

Provision for Warranty Expense

Products sold directly to end-users are under warranty against defects in material and workmanship for a period of one year. Products sold internationally to distributors are covered by a warranty on parts for up to fourteen months with additional coverage on certain components for up to two years. We estimate warranty costs at the time of shipment based on historical experience. Estimated warranty expenses are recorded as an accrued liability, with a corresponding provision to cost of sales.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

Changes in the product warranty accrual for the year ended December 31, 2002 and the nine months ended September 30, 2003 was as follows:

Warranty accrual, December 31, 2001	$561
Warranty expenditures	(1,149)
Provision for estimated warranty cost during the period	1,213

Warranty accrual, December 31, 2002	$625
Warranty expenditures (unaudited)	(853)
Provision for estimated warranty cost during the period (unaudited)	970

Warranty accrual, September 30, 2003 (unaudited)	$742

Shipping and Handling Costs and Revenues

All shipping and handling costs are expensed as incurred and are recorded as a component of cost of sales. Charges for shipping and handling are included as part of sales.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs incurred for the years ended December 31, 2000, 2001 and 2002, were approximately $420, $609 and $939, respectively.

Engineering and Development

Engineering and development costs related to both present and future products are expensed as incurred.

Income Taxes

Differences between accounting for financial statement purposes and accounting for tax return purposes are stated as deferred tax assets or deferred tax liabilities in the accompanying consolidated financial statements. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. We have established valuation allowances to reduce deferred tax assets until it is more likely than not that those assets will be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Stock-Based Compensation

On December 31, 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation Transition and Disclosure, which amends SFAS No. 123. SFAS No. 148 requires more prominent and frequent disclosures about the effects of stock-based compensation, which we have adopted for the year ended December 31, 2002. We will continue to account for our stock-based compensation according to the provisions of APB Opinion No. 25.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

If we had recognized compensation cost at the date of grant, our pro-forma net income (loss) and pro-forma income (loss) per share would have been as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	(Restated-Note 2)			2002
	2000	2001	2002	(Restated- Note 2)	2003
				(unaudited)
Net income (loss), as reported	$(3,789)	$(1,281)	$1,498	$1,166	$4,760
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(462)	(935)	(1,258)	(788)	(1,079)

Pro forma net income (loss)	$(4,251)	$(2,216)	$240	$378	$3,681

Net income (loss) per share:
Basic—as reported	$(0.20)	$(0.07)	$0.08	$0.06	$0.23
Basic—pro forma	$(0.22)	$(0.11)	$0.01	$0.02	$0.18

Diluted—as reported	$(0.20)	$(0.07)	$0.07	$0.05	$0.21
Diluted—pro forma	$(0.22)	$(0.11)	$0.01	$0.02	$0.16

Shares used in computing net income (loss) per share:
Basic	19,171	19,510	19,929	19,878	20,796
Diluted	19,171	19,510	21,303	21,288	22,813

The pro forma amounts were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Expected term (years)	3.50	3.50	3.50	3.50	3.50
Volatility	83%	64%	84%	84%	80%
Risk free interest rate	6.21%	4.68%	3.05%	3.05%	2.02%
Weighted-average fair value of options granted	$1.34	$2.19	$2.97	$2.97	$5.67

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Our options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

Income (Loss) Per Share—Basic and Diluted

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to reflect the effect of potentially dilutive securities.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

Potential common shares totaling 2, 1,453 and 365 were not included in the diluted earnings per share amounts for the years ended December 31, 2000, 2001 and 2002, respectively, as their effect would have been anti-dilutive.

For the year ended December 31, 2002, potentially dilutive securities included in the computation of diluted income per share consisted of stock options and warrants and resulted in potential common shares of 1,693.

Income (Loss) Per Share—Basic and Diluted (Unaudited)

	Nine Months Ended September 30,
	2002	2003
Weighted average shares outstanding—basic	19,878	20,796
Dilutive effect of stock options and warrants	1,410	2,017

Weighted average shares outstanding—diluted	21,288	22,813

Outstanding options excluded as impact would be anti-dilutive	287	398

Comprehensive Income (Loss)

Comprehensive income (loss) encompasses the change in equity from transactions and other events and circumstances from non-owner sources and is included in the statement of stockholders’ equity. Accumulated other comprehensive loss consists of the effect of foreign currency translation adjustments.

New Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections. The significant items from SFAS 145 that are relevant to the Company are the provisions regarding extinguishment of debt and the accounting for sale-leaseback transactions. The provisions of this statement are applicable for financial statements issued on or subsequent to May 15, 2002. The adoption of this statement did not have an impact on our consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. We expect that adoption of this statement will not have a significant impact on our consolidated financial statements.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods, interim or annual, beginning after June 15, 2003. We adopted Issue No. 00-21 on July 1, 2003. The adoption of Issue No. 00-21 did not have a material impact to the consolidated financial condition, results of operations or cash flows.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. We expect that the adoption of this statement will not have a significant impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123. This amendment provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirement of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002. Since we are continuing to account for stock-based compensation according to APB 25, our adoption of SFAS No. 148 requires us to provide prominent disclosures about the effects of FAS 123 on reported income and will require us to disclose these affects in the interim financial statements as well.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 (except for mandatorily redeemable noncontrolling interests). For all instruments that existed prior to May 31, 2003, the Standard is effective at the beginning of the first interim period beginning after June 15, 2003 (except for mandatorily redeemable noncontrolling interests). For mandatorily redeemable noncontrolling interests, the FASB has deferred the provisions of FAS 150 until further notice. The provisions of SFAS 150 adopted thus far did not have a material effect on the Company’s financial statements and the adoption of the remaining provision of SFAS 150 is not expected to have a material effect on the Company’s financial statements.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

NOTE 4—SUPPLEMENTARY BALANCE SHEET INFORMATION

	December 31, 2001	December 31, 2002	September 30, 2003
			(unaudited)
Inventories
Materials	$1,020	$1,124	$1,788
Work-in-process	656	695	811
Finished goods	211	973	1,057

Inventories	$1,887	$2,792	$3,656

	December 31, 2001	December 31, 2002	September 30, 2003
			(unaudited)
Property, Plant and Equipment
Land	$—	$288	$271
Building	—	792	750
Leasehold improvements	54	89	129
Equipment and computers	448	763	956
Furniture and fixtures	202	184	230

Total	704	2,116	2,336
Less accumulated depreciation	(312)	(383)	(583)

Property, plant and equipment, net	$392	$1,733	$1,753

	December 31, 2001	December 31, 2002	September 30, 2003
			(unaudited)
Accrued Liabilities
Payroll and benefits	$652	$1,320	$1,359
Warranty expense	561	625	742
Insurance	—	318	29
Sales taxes	411	853	1,086
Other deferred revenue	37	180	360
Other	315	284	778

Accrued liabilities	$1,976	$3,580	$4,354

Intangible Assets and Goodwill

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which became effective January 1, 2002, goodwill and other intangible assets with indeterminate lives are no longer subject to amortization but are tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives continue to be subject to amortization, and any impairment is determined in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We recorded amortization expense for the nine months ended September 30, 2003 of $95. We recorded amortization expense for the nine months ended September 30, 2002 of $18. Estimated intangible asset amortization expense (based on existing intangible assets) for the years ending December 31, 2003, 2004, 2005, 2006 and 2007 is $59, $234, $225, $219 and $198, respectively. Other intangible assets consist of an acquired customer list and non-compete agreement.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

The following table presents details of our intangible assets and related accumulated amortization:

	As of December 31, 2001			As of December 31, 2002			As of September 30, 2003 (unaudited)
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Patents	$112	$(52)	$60	$112	$(65)	$47	$1,284	$(118)	$1,166
Trademarks	69	(38)	31	69	(49)	20	69	(58)	11
Trade names	—	—	—	—	—	—	979	—	979
Other	—	—	—	—	—	—	523	(34)	489

Total	$181	$(90)	$91	$181	$(114)	$67	$2,855	$(210)	$2,645

NOTE 5—DEBT

In February 2002, our wholly-owned subsidiary, BIOLASE Europe, purchased a production facility in Germany for cash consideration of approximately Euros 1.2 million, which we agreed to pay in installments through 2003, subject to reduction if we were unable to conclude a patent license arrangement with the seller and another company. The purchase agreement provides for the payment of Euros 582 and of Euros 175 by April 1 and September 30, 2003, respectively, which were never paid due to subsequent discussions with the seller regarding a further reduction to the purchase price. The purchase agreement also provides for the payment of Euros 232 on December 1, 2003.

Reduction and repayment (unaudited): In September 2003, the consideration payable for the German facility was reduced to Euros 989 per the purchase agreement because we were unable to conclude a patent license arrangement with the seller. Based on our further discussions with the seller, in September 2003, the maximum consideration due under the agreement was further reduced to Euros 986. In October 2003, we paid the seller Euros 986 plus applicable taxes, as full and final payment to the seller under the purchase agreement.

At December 31, 2002, we had $1,792 outstanding under a revolving credit agreement with a bank. The revolving credit agreement provides for borrowings of up to $1,800 for financing inventories and is collateralized by substantially all accounts receivable and inventories. The interest rate is based upon LIBOR plus 0.5%. At December 31, 2002, the interest rate on the outstanding balance was 1.92%. The effective interest rate for the year ended December 31, 2002, including the amortization of the fair value of common stock and warrants in connection with issuing our line of credit was 7.5%. The revolving credit agreement expires on July 31, 2003 (Note 6).

NOTE 6—BANK LINE OF CREDIT (UNAUDITED)

On May 14, 2003 we entered into a $5.0 million credit facility with a bank. The new facility is for a term of one year, bears interest at LIBOR plus 2.25% and is secured by all of our assets. Approximately $1.8 million was drawn immediately to pay off our previous bank line of credit. Under the terms of our credit line with Bank of the West, we are subject to certain covenants, which include, among other things, covenants to maintain a specified minimum tangible net worth and a specified ratio of current assets to current liabilities, and a covenant to maintain profitability. If we fail to satisfy these covenants and we fail to cure any breach of these covenants within a specified number of days after receipt of notice, Bank of the West could accelerate the entire amount borrowed by us and cancel the line of credit. Our credit line currently has an outstanding balance of approximately $1.8 million as of September 30, 2003. We are in compliance with all covenants as of September 30, 2003.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

NOTE 7—COMMITMENTS AND CONTINGENCIES

Leases

In March 2001, we entered into a $2,200 sale-leaseback transaction whereby we sold and leased back our manufacturing facility located in San Clemente, California. The result of the sale was a $316 gain, which was deferred and is being amortized over the five-year lease term. The related lease is being accounted for as an operating lease. In connection with the sale and leaseback of our manufacturing facility, the mortgage note was retired in March 2001.

We also lease certain office equipment under operating lease arrangements. Future minimum rental commitments under operating leases for each of the years ending December 31 are as follows:

2003	$270
2004	261
2005	249
2006	61

Total	$841

Rent expense was $97, $198 and $250 for the years ended December 31, 2000, 2001 and 2002, respectively.

Litigation

On October 31, 2002, we filed a lawsuit in the U. S. District Court for the Central District of California, Southern Division, against American Medical Technologies, Inc. (“AMT”). In the lawsuit, we allege that AMT is infringing certain patents owned by us which relate to the use of laser and water technology in the medical and dental fields. Our claims arise out of AMT’s offer to sell and the sale in the United States of a dental device that uses laser and water technology. In the lawsuit, we are seeking an award of monetary damages and injunctive relief against AMT. While we believe that the case is meritorious, there is no assurance that we will achieve a favorable outcome. No amounts have been recorded in the consolidated financial statements relating to the outcome of this matter.

From time to time, we are involved in other legal proceedings incidental to our business. We believe that our pending actions, individually and in the aggregate, will not have a material adverse effect on our financial condition, results of operations or cash flows.

Diodem litigation (unaudited)

We are currently involved in a patent lawsuit with Diodem, LLC, a California limited liability company. The claims in this lawsuit were originally part of two separate lawsuits in U.S. District Court. On May 2, 2003, we initiated a civil action in the U.S. District Court for the Central District of California against Diodem. In this lawsuit we are seeking a judicial declaration against Diodem that technology we use in laser systems does not infringe four patents owned by Diodem. Diodem claims to have acquired the four patents at issue in the case from Premier Laser. In 2000, we initiated patent infringement lawsuit against Premier Laser seeking damages and to prevent Premier from selling competing dental lasers on the grounds that they infringed on certain of our patents. The lawsuit was stayed by the bankruptcy court after Premier filed for bankruptcy.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

In response to our lawsuit against Diodem, on May 5, 2003, Diodem added us as a party to an infringement lawsuit it had previously filed in the U.S. District Court for the Central District of California. The other parties to this lawsuit are American Medical Technologies, Inc. (“AMT”), Lumemis and its subsidiary OpusDent, Ltd., and Hoya Photonics and its subsidiary Hoya ConBio. OpusDent and Hoya ConBio manufacture and sell dental lasers pursuant to patents originally licensed to them by AMT. We acquired the licensed patents and related license agreements in our acquisition of the American Dental Laser product line from AMT. In July 2003, American Medical Technologies was dismissed from the lawsuit without prejudice, however, we and other defendants remain in the suit.

Diodem’s lawsuit relates both to our Waterlase and to the patents and licenses we acquired from AMT. Diodem alleges that technology used in our Waterlase infringes the four patents it acquired from Premier Laser. Diodem also alleges that the products sold by OpusDent and Hoya ConBio pursuant to the licenses we acquired from AMT infringe on the patents Diodem acquired from Premier Laser. Diodem’s infringement suit seeks treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys’ fees and other unspecified damages. Both of these lawsuits are in their preliminary stages, and may proceed for an extended period of time. Although the outcome of these actions cannot be determined with certainty, we believe our technology and products do not infringe any valid patent rights owned by Diodem, and we intend to continue to vigorously defend against Diodem’s infringement action and pursue our declaratory relief action against Diodem. No amounts have been recorded in the consolidated financial statements relating to the outcome of this matter.

401(k) Plan

We have a Section 401(k) defined contribution retirement plan covering substantially all of our full-time employees. We are not obligated to match employee contributions or make other annual contributions to this plan. We made no contributions to the 401(k) plan other than administrative expenses paid on behalf of this plan, which were nominal for the years ended December 31, 2000, 2001 and 2002.

Concentration of Credit Risk and Key Suppliers

Significant customers consisted primarily of international distributors. We have distributorship agreements for dental lasers in Europe, Australia, the Middle East, the Far East, Canada and Mexico. For the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2003, export sales were $4,200, $3,300, $6,800 and $7,300 (unaudited), respectively. Sales in Asia, Pacific Rim countries and Australia accounted for approximately 12% of our revenue in 2002, while sales in Europe and Canada accounted for 11% and 1% of our 2002 revenue, respectively. In 2001, sales in Europe accounted for approximately 9% of revenue for the year, whereas sales in Asia and Pacific Rim countries accounted for approximately 8% of the revenue. In 2000, sales in Europe accounted for approximately 24% of our revenue for the year, and sales in Asia and Pacific Rim countries accounted for approximately 11% of the revenue for the year. No distributor or customer accounted for more than 10% of consolidated sales in 2002. Sales to one distributor accounted for 11% and 10% of consolidated sales in 2000 and 2001, respectively. Many of the dentists finance their purchases through third-party leasing companies. In these transactions, the leasing company is considered the purchaser. Approximately 38%, 43% and 36% of our revenue in 2000, 2001 and 2002 were generated from dentists who financed their purchase through one leasing company. Other than these transactions, no distributor or customer accounted for more than 10% of consolidated sales in 2002.

We currently buy certain key components of our products from single suppliers. Although there are a limited number of manufacturers of these key components, management believes that other suppliers could provide similar key components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

Financial instruments that subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. We maintain our cash accounts with established commercial banks. Such cash deposits periodically exceed the Federal Deposit Insurance Corporation insured limit of $100 for each account.

Accounts receivable concentrations have resulted from sales activity to three distributors in addition to the one leasing company mentioned above. Accounts receivable for such distributors totaled approximately $529, $517, $838 and $864 (unaudited), respectively, at December 31, 2000, 2001, 2002 and at September 30, 2003. Accounts receivable for the one leasing company totaled $333, $628, $936 and $1,700 (unaudited), respectively at December 31, 2000, 2001, 2002 and September 30, 2003. No other single customer accounted for more than 10% of our accounts receivable at December 2000, 2001, 2002 or at September 30, 2003 (unaudited).

NOTE 8—STOCKHOLDERS’ EQUITY

Equity Financing

In March 2000, we raised equity capital through private offerings as follows:

Year Ended December 31,	Number of Shares of Common Stock	Net Cash Consideration
2000	1,250	$2,450

In March 2000, we issued 1,250 shares of common stock and 625 stock purchase warrants in a private placement. An additional 63 warrants were issued in connection with the placement. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $2.50 per share and was originally scheduled to expire on March 31, 2002, but has subsequently been extended to June 30, 2003. During 2002, 165 of these warrants were exercised, leaving a balance outstanding as of December 31, 2002 of 523.

We have also issued common stock and warrants as compensation in connection with the annual extensions of our bank line of credit as follows:

Year	Shares of Stock	Warrants	Valuation
2000	37	100	$115
2001	20	—	$ 95

The value of the stock and warrants issued for services is charged to expense as compensation for services. The value of shares issued in December 2001 was charged to interest expense during 2002.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

The following table summarizes warrant activity:

	Shares	Weighted- Average Exercise Price Per Share
Warrants outstanding, December 31, 1999	1,548	$3.66
Issuance of warrants	788	2.87
Exercise of warrants	(819)	3.51
Expired warrants	(75)	4.67

Warrants outstanding, December 31, 2000	1,442	3.32
Issuance of warrants	50	3.00
Exercise of warrants	(175)	2.50
Expired warrants	(429)	3.00

Warrants outstanding, December 31, 2001	888	2.50
Exercise of warrants	(215)	2.62

Warrants outstanding, December 31, 2002	673	$2.46

The following table summarizes additional information about the warrants, which are outstanding as of December 31, 2002:

Shares	Expiration Date	Exercise Price
523	June 30, 2003	$2.50
50	June 30, 2003	$3.00
100	December 1, 2003	$2.00

673

In June 2002, we extended the expiration date of warrants to purchase 523 shares of common stock from September 30, 2002 to June 30, 2003. These warrants have an exercise price of $2.50 and were issued in connection with a private placement in 2000. In June 2002, we also extended the expiration date of warrants to purchase 50 shares of common stock from December 1, 2002 to June 30, 2003. These warrants have an exercise price of $3.00 per share and were issued in connection with previous annual extensions of our credit facility.

Preferred Stock

The Board of Directors, without further stockholder authorization, may issue from time to time up to 1,000 shares of preferred stock. Of the 1,000 shares of preferred stock, 500 shares are designated as Series B Junior Participating Cumulative Preferred Stock. None of the preferred stock is outstanding.

On December 18, 1998, our Board of Directors adopted a stockholder rights plan under which one preferred stock purchase right was distributed on January 11, 1999 with respect to each share of our common stock outstanding at the close of business on December 31, 1998. The rights provide, among other things, that in the event any person becomes the beneficial owner of 15% or more of our common stock while the rights are outstanding, each right will be exercisable to purchase shares of common stock having a market value equal to two times the then current exercise price of a right (initially $30.00). The rights also provide that, if on or after the occurrence of such event, we are merged into any other corporation or 50% or more of our assets or earning power are sold, each right will be exercisable to purchase common stock of the acquiring corporation having a

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

market value equal to two times the then current exercise price of such stock. The rights will expire on December 31, 2008, unless previously triggered, and are subject to redemption at $0.001 per right at any time prior to the first date upon which they become exercisable to purchase common shares.

Cancellation of Common Stock

In 1998, we acquired substantially all of the assets of Laser Skin Toner, Inc. (“LSTI”), a development stage company, for 1,600 shares of our common stock. We assigned the full amount of the consideration we paid to in-process research and development and charged the entire amount to expense in 1998. In 1999, we exchanged the LSTI technology for a royalty based upon future sale of product covered by patents on the LSTI technology. In 2000, we entered into an agreement with the former shareholders of LSTI whereby the former shareholders agreed to return (for cancellation) 525 of the shares of common stock issued to them in 1998. Each party also exchanged general releases, including the release of all claims, if any, relating to our acquisition of the assets of LSTI.

Common Stock Options

We have stock option plans that enable us to offer equity participation to employees, officers and directors as well as certain non-employees. At December 31, 2002, a total of 5,025 shares have been authorized for issuance, of which 942 shares have been issued for options which have been exercised, 2,888 shares have been reserved for options that are outstanding and 1,195 shares are available for the granting of additional options.

Stock options may be granted as incentive or nonqualified options; however, no incentive stock options have been granted to date. The exercise price of options equals or is greater than the market price of the stock as of the date of grant. Options may vest over various periods but typically vest over three years. Options expire after ten years or within a specified time from termination of employment, if earlier.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

The following table summarizes option activity:

	Shares	Weighted-Average Exercise Price Per Share
Options outstanding, December 31, 1999	2,136	$2.35
Granted at fair market value	271	2.26
Granted above fair market value	281	2.23
Exercised	(203)	1.59
Cancelled	(175)	2.14
Forfeited	(174)	2.96

Options outstanding, December 31, 2000	2,136	2.19
Granted at fair market value	971	4.37
Granted above fair market value	25	2.50
Exercised	(172)	2.13
Forfeited	(206)	2.59

Options outstanding, December 31, 2001	2,754	3.08
Granted at fair market value	338	5.05
Exercised	(182)	2.59
Forfeited	(22)	4.15

Options outstanding, December 31, 2002	2,888	$3.34

Options exercisable, December 31, 2000	1,675	$2.40
Options exercisable, December 31, 2001	1,885	$2.44
Options exercisable, December 31, 2002	2,185	$2.87

The following table summarizes additional information for those options that are outstanding and exercisable as of December 31, 2002:

Options Outstanding				Exercisable
Range of Exercise Prices	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Life (Years)	Number of Shares	Weighted-Average Exercise Price
$0.75 to $3.95	1,781	$2.35	5.84	1,727	$2.33
$4.00 to $6.59	1,107	$4.92	4.82	458	$4.89

	2,888			2,185

In addition to the options granted under our stock option plans, we have issued options to certain other individuals through various agreements. Options to purchase 90 shares of common stock were outstanding at December 31, 1999; 2 options with a weighted average exercise price of $12.00 expired in 2002, leaving 88 options with a weighted average exercise price of $9.71 outstanding and exercisable at December 31, 2002 and scheduled to expire in 2003.

During 2001, options to purchase 35 shares of common stock were granted to non-employees for services valued at $17. The fair value of these options was charged to operating expense in 2001.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

NOTE 9—INCOME TAXES

The following table presents the current and deferred provision for federal and state income taxes for the years ended December 31:

	Years Ended December 31,
	2000	2001	2002
Current:
Federal	$—	$—	$—
State	2	2	2

	2	2	2
Deferred:
Federal	—	—	—
State	—	—	—

	$2	$2	$2

The foregoing tax provisions are included in general and administrative expense in the accompanying consolidated statements of operations.

The tax effects of temporary differences that give rise to the deferred tax provision for the years ended December 31 are as follows:

	2000	2001	2002
Property and equipment	$(5)	$7	$38
Capitalized intangible assets	227	(39)	194
Reserves not currently deductible	131	28	148
Inventories	79	40	61
Deferred revenue on product shipped	22	395	456
Capital loss carryforward	(275)	—	—
Research and development credits	—	616	(114)
Net operating losses	1,286	(603)	(898)

	1,465	444	(115)
Change in valuation allowance (Restated—Note 2)	(1,465)	(444)	115

	$—	$—	$—

The provision for income taxes differs from the amount that would result from applying the federal statutory rate as follows for the years ended December 31:

	2000	2001	2002
Statutory regular federal income tax rate	(34.0)%	(34.0)%	(34.0)%
Stock options	(4.5)%	(13.1)%	24.7%
Change in valuation allowance (Restated—Note 2)	38.1%	51.1%	21.5%
Other	0.4%	(4.0)%	(12.2)%

Total	0.0%	0.0%	0.0%

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

The components of the deferred income tax assets are as follows at December 31:

	2001	2002
Property and equipment	$170	$208
Capitalized intangible assets	1,053	1,247
Reserves not currently deductible	489	637
Inventories	142	203
Deferred revenue on product shipped	417	873
State taxes	1	1
Research and development credits	616	502
Net operating losses	13,427	12,529

	16,315	16,200
Valuation allowance (Restated—Note 2)	(16,315)	(16,200)

Total	$—	$—

We have established a valuation allowance against deferred tax assets due to the uncertainty surrounding the realization of such assets. We periodically evaluate the recoverability of the deferred tax assets and at such time as it is determined that such assets are realizable, the valuation allowance will be reduced.

As of December 31, 2002, we had net operating loss carryforwards for federal and state purposes of approximately $34,900 and $7,500, respectively, which began expiring in 2001. As of December 31, 2002, we had research and development credit carryforwards for federal and state purposes of approximately $332 and $170, respectively. The utilization of net operating loss and credit carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions.

NOTE 10—RECENT ACQUISITION (UNAUDITED)

On May 21, 2003 we acquired the American Dental Laser (“ADL”) product line from American Medical Technologies, Inc. (“AMT”) for approximately $5.8 million, in order to leverage our marketing, strengthen our portfolio of intellectual property and expand our product lines. The assets acquired included inventory, dental laser patents, customer lists, brand names and other intellectual property as well as laser products. No liabilities of AMT were assumed in the transaction. The consideration paid by us consisted of approximately $1.8 million cash, $215 in transaction costs directly attributable to the acquisition and 308 shares of common stock with a fair value of approximately $3.8 million. For purposes of computing the purchase price, the value of the common stock of $12.38 per share was determined by taking the average closing price of our common stock as quoted on NASDAQ between May 19, 2003 and May 23, 2003. The total purchase price has been allocated to the acquired tangible and intangible assets of ADL based on the fair values with the balance allocated to goodwill. The acquisition was accounted for as a purchase under SFAS No. 141, “Business Combinations.” The amount allocated to the intangible assets was determined using estimates of discounted cash flow for the patents, trademarks, trade name and non-competition agreement; and the cost approach was used to estimate the value of the customer list. The total intangible assets acquired include approximately $2.9 million for goodwill, $979 for trade names and trademarks, $1.2 million for patents, $432 for customer list and $91 for a non-compete agreement. The patents are being amortized over ten years, the customer list over six years, and the non-compete agreement over four years. The trademarks and trade names were determined to have indefinite lives.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

The total consideration consisted of the following:

Cash	$1,825
Stock consideration (308 shares at $12.38 per share)	3,806
Acquisition costs	215

Total	$5,846

The components of the purchase price and allocation are as follows:

Tangible assets acquired	$246
Identifiable intangible assets acquired	2,674
Goodwill	2,926

Total	$5,846

During the third quarter of 2003, we increased goodwill by $81 for additional acquisition costs incurred. The following data summarizes the results of operations for the periods indicated as if the ADL acquisition had been completed as of the beginning of the periods presented. The pro forma data gives effect to actual operating results prior to the merger, adjusted to include the pro forma effect of amortization of identifiable intangible assets:

	Nine months ended September 30,
	2002	2003
Pro forma:
Net sales	$22,991	$33,592
Net income (loss)	(1,189)	4,489
Net income (loss) per share:
Basic	$(0.06)	$0.22
Diluted	$(0.06)	$0.20

NOTE 11—SUBSEQUENT EVENTS (UNAUDITED)

Following our recent restatement of financial statements, in late October 2003 and subsequently, we received informal requests from the Securities and Exchange Commission to voluntarily provide information relating to the restatement. We have provided information to the Securities and Exchange Commission and intend to continue to cooperate in responding to the inquiry. In accordance with its normal practice, the Securities and Exchange Commission has not advised us when its inquiry may be concluded, and we are unable to predict the outcome of this inquiry.

BIOLASE TECHNOLOGY, INC.

SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

AND RESERVES FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(in thousands)

	Allowance for Doubtful Accounts (A)	Reserve for Excess and Obsolete Inventory	Valuation Allowance for Deferred Tax Asset (A)
Balances at December 31, 1999	$118	$309	$14,406
Charged (benefited) to operations	(14)	326	1,465
Write-offs	(99)	(185)	—

Balances at December 31, 2000 (Restated—Note 2)	5	450	15,871
Charged to operations	133	108	444
Write-offs	(30)	(326)	—

Balances at December 31, 2001 (Restated—Note 2)	108	232	16,315
Charged to operations	283	7	(115)
Write-offs	(189)	—	—

Balances at December 31, 2002 (Restated—Note 2)	$202	$239	$16,200

(A)	The allowance for doubtful accounts as originally filed was $121, $195 and $395 as of December 31, 2000, 2001 and 2002, respectively. The valuation allowance for deferred tax assets as originally filed was $15,849, $15,898 and $15,327 as of December 31, 2000, 2001 and 2002, respectively.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

On September 17, 2003, BioLase Technology, Inc. (the “Company”) filed an amendment to its Annual Report on Form 10-K/A for the year ended December 31, 2002, and amended quarterly reports on Form 10-Q/A for each of the quarterly periods ended in 2002 and the quarterly period ended March 31, 2003 (collectively, the “Amended Filings”). As reported in the Amended Filings, the Company restated its financial statements relating to the periods covered by the Amended Filings to reflect a change in the timing of revenue recognition. This restatement requires a corresponding change to the pro forma financial statements that the Company prepared in relation to its acquisition of the American Dental Laser product line and other dental laser assets of American Medical Technologies, Inc. in May 2003. The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2002 have been restated.

In May 2003, we acquired the American Dental Laser product line and related dental laser assets consisting of inventory, patents, customer names, and other intellectual property, from American Medical Technology, Inc. The purchase price totaled $5.8 million which was comprised of a $1.8 million cash payment, 308 shares of our common stock, and $215 in costs directly attributable to the acquisition. The acquisition will be accounted for as a purchase; accordingly, the tangible and identifiable intangible assets acquired will be recorded at their fair values with the residual of the purchase price recorded as goodwill. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or the financial position that would have occurred if the acquisition had been consummated as of the assumed date, nor is it in our view necessarily indicative of the future operating results or financial position of the combined companies. We acquired principally patents, brand names, customer lists and other intangibles that give us the ability to manufacture and market the seller’s dental laser products, and we did not assume the seller’s personnel or facilities. As a result, we believe we can integrate the acquired assets into our existing sales and manufacturing infrastructure at cost levels that enable us to achieve operating margins similar to our existing operations.

Management is responsible for valuing the acquired assets of American Dental Laser. We considered a number of factors in performing this valuation, including a valuation of the identifiable intangible assets. The fair value assigned to the intangible assets was determined using estimates of discounted cash flow for the patents, trademarks, trade name and non-competition agreement; and the cost approach was used to estimate the fair value of the customer list. The unaudited pro forma financial information is based on the results of our assessment. Our final purchase price allocation is expected to be completed within three months, during which time we will continue to evaluate the inventory acquired from American Dental Laser. Differences, if any, that may arise from our evaluation include increases or decreases to the amount allocated to inventory. However, we believe the amount allocated to inventory is based on assumptions that are reasonable.

The unaudited pro forma combined condensed statement of operations is based on our individual statements, and the financial statements of American Dental Laser appearing elsewhere in this Prospectus, and combines our results of operations for the year ended December 31, 2002 and the nine months ended September 30, 2003 and American Dental Laser’s results of operations for the year ended December 31, 2002 and the period from January 1, 2003 to May 21, 2003 as if the acquisition occurred on January 1, 2002. These unaudited combined condensed pro forma financial statements should be read in conjunction with our historical financial statements and notes thereto and the financial statements of American Dental Laser. The pro forma balance sheet is not included since the acquisition is reflected in the historical balance sheet as of September 30, 2003.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31, 2002
			Pro Forma
	BioLase	American Dental Laser	Acquisition Adjustment		Combined
	(Restated)
Net sales	$27,257	$4,505	$—		$31,762
Cost of sales	10,485	3,729	—		14,214

Gross profit	16,772	776	—		17,548

Other income	63	—	—		63

Operating expenses:
Sales, marketing, general and administrative	13,739	3,877	—		17,616
Engineering and development	1,684	310	—		1,994
Restructuring costs	—	326	—		326
Amortization expense	—	—	212	(A)	212

Total operating expenses	15,423	4,513	212		20,148

Income (loss) from operations	1,412	(3,737)	(212)		(2,537)
Non-operating income (loss)	86	(137)	—		(51)
Income tax benefit	—	123	—		123

Net income (loss)	$1,498	$(3,751)	$(212)		$(2,465)

Net income (loss) per share—
Basic	$0.08				$(0.12)
Diluted	$0.07				$(0.12)
Shares used in computing net income (loss) per share—
Basic	19,929				20,237
Diluted	21,303				20,237

See accompanying notes to pro forma combined condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

(in thousands, except per share data)

	Nine Months Ended September 30, 2003
			Pro Forma
	BioLase	American Dental Laser(1)	Acquisition Adjustment	Combined
Net sales	$32,991	$601	$—	$33,592
Cost of sales	12,386	412	—	12,798

Gross profit	20,605	189	—	20,794

Other income	51	—	—	51

Operating expenses:
Sales, marketing, general and administrative	14,369	355	81	14,805
Engineering and development	1,662	34	—	1,696

Total operating expenses	16,031	389	81	16,501

Income (loss) from operations	4,625	(200)	(81)	4,344
Non-operating income (loss)	135	10	—	145

Net income (loss)	$4,760	$(190)	$(81)	$4,489

Net income per share—
Basic	$0.23			$0.22
Diluted	$0.21			$0.20
Shares used in calculating net income per share—
Basic	20,796			20,796
Diluted	22,813			22,813

(1)	Represents American Dental Laser’s results of operations from January 1, 2003 to May 21, 2003, the date of acquisition.

See accompanying notes to pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

(in thousands, except per share data)

Note 1—The Unaudited Pro Forma Combined Condensed Statement of Operations reflect the acquisition of the American Dental Laser division (“ADL”) of American Medical Technologies (“AMT”) by us for an aggregate purchase price of $5,846, which consists of the issuance of 308 shares of Biolase common stock valued at $12.38 per share, using our average common stock price as quoted on the Nasdaq National Market for the period from May 19, 2003 through May 23, 2003, $1,825 in cash and $215 in costs directly attributable to the acquisition. The total purchase price has been allocated to the acquired tangible and intangible assets of ADL based on the fair values with the balance allocated to goodwill. The amount and components of the purchase price along with the allocation to assets purchased are as follows:

Tangible assets acquired	$246
Identifiable intangible assets acquired	2,674
Goodwill	2,926

Total purchase price	$5,846

Pro forma adjustments are made to reflect:

(A)—Amortization expense for the acquired patents, customer lists and a non-compete agreement using an estimated useful life of ten years, six years and four years, respectively. The trademarks and trade names were determined to have indefinite lives. Goodwill resulting from the acquisition is not amortized in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142.

Note 2—Basic and diluted net loss per share for the year ended December 31, 2002 was computed using the 19,929 shares of our common stock outstanding, plus the 308 shares issued as a component of the purchase price.

Note 3—Basic and diluted net income per share for the nine months ended September 30, 2003 was computed using the 20,796 and 22,813 shares of our common stock outstanding, respectively, which includes the 308 shares issued as a component of the purchase price.

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors American Medical Technologies, Inc.

We have audited the accompanying statements of selected assets and liabilities of the American Dental Laser division (“Division”) of American Medical Technologies, Inc. (“Company”) as of December 31, 2002 and 2001 and the related statements of revenues and expenses for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statements of selected assets and liabilities of the American Dental Laser division of American Medical Technologies, Inc. as of December 31, 2002 and 2001 and the statements of revenues and expenses for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Division will continue as a going concern. As discussed in Note 1 to the financial statements, the Division has incurred a net loss of $3,750,635 for the year ended December 31, 2002. This matter raises substantial doubt about the Division’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1 to the financial statements. The financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets that may result from the outcome of this uncertainty.

HEIN + ASSOCIATES LLP

Houston, Texas

July 25, 2003

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

STATEMENTS OF SELECTED ASSETS AND LIABILITIES

	December 31, 2001	December 31, 2002	March 31, 2003
			(unaudited)
ASSETS
Current Assets:
Accounts receivable, less allowance for doubtful accounts of $205,000 in 2001, $100,000 in 2002 and $46,000 in 2003	$537,833	$160,886	$69,646
Inventories, net	2,237,854	1,177,364	993,624
Other current assets	98,511	30,924	28,424

Total current assets	2,874,198	1,369,174	1,091,694
Property and equipment, net	5,854	3,586	3,020

Total assets	2,880,052	$1,372,760	$1,094,714

LIABILITIES AND DIVISIONAL EQUITY
Current Liabilities:
Accounts payable	$579,806	$843,084	$842,852
Divisional equity:
Divisional surplus (deficit)	1,903,732	(1,846,903)	(1,956,450)
Intercompany transactions	396,514	2,376,579	2,208,312

Total divisional equity	2,300,246	529,676	251,862

Total liabilities and divisional equity	$2,880,052	$1,372,760	$1,094,714

See accompanying notes to these financial statements.

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

STATEMENTS OF REVENUES AND EXPENSES

	Year Ended December 31, 2001	Year Ended December 31, 2002	Three Months Ended March 31,
			2002	2003
			(unaudited)
Revenues	$7,423,677	$4,378,210	$1,549,296	$267,181
Royalties	197,211	126,683	33,224	144,623

	7,620,888	4,504,893	1,582,520	411,804
Cost of sales	3,873,458	3,728,669	787,811	296,337

Gross profit	3,747,430	776,224	794,709	115,467
Cost and expenses:
Selling, general and administrative	5,006,716	3,876,752	1,013,716	210,730
Research and development	433,414	309,838	60,168	26,322
Restructuring costs	—	326,415	—	—

Loss from operations	(1,692,700)	(3,736,781)	(279,175)	(121,585)
Other income (expense):
Other income	64,345	9,333	5,733	29,741
Interest expense	(86,478)	(146,787)	(27,749)	(17,686)

Loss before income taxes	(1,714,833)	(3,874,235)	(301,191)	(109,530)
Income tax expense (benefit)	—	(123,600)	—	17

Net loss	$(1,714,833)	$(3,750,635)	$(301,191)	$(109,547)

See accompanying notes to these financial statements.

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	Year Ended December 31, 2002	Three Months Ended March 31,
			2002	2003
			(unaudited)
Cash flows from operating activities:
Net loss	$(1,714,833)	$(3,750,635)	$(301,191)	$(109,547)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,268	2,268	567	567
Provision for slow-moving inventory	274,995	1,151,514	26,132	145,654
Provision for doubtful accounts	46,488	49,942	—	—
Changes in operating assets and liabilities:
Accounts receivable	1,488,412	327,006	213,848	91,240
Inventories	(565,887)	(91,024)	(259,467)	38,084
Other current assets	(1,329)	67,587	12,532	2,500
Accounts payable	73,372	263,277	(25,577)	(231)
Intercompany transactions	396,514	1,980,065	333,156	(168,267)

Net cash used in operating activities	—	—	—	—
Cash, at beginning of period	—	—	—	—

Cash, at end of period	$—	$—	$—	$—

See accompanying notes to these financial statements.

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

American Dental Lasers (the “Division” or “ADL”) was a division of American Medical Technologies, Inc. (“AMT”), which develops, manufactures and markets high technology products designed primarily for general dentistry. The accompanying financial statements are derived from the historical books and records of AMT and present the statement of selected assets and liabilities and revenues and expenses applicable to the U.S. laser operations of AMT. On May 21, 2003, AMT entered into an Asset Purchase Agreement with BioLase Technology, Inc. (“BioLase”) for the sale of AMT’s laser assets for cash and stock with an aggregate value of approximately $5.6 million. The purchase price consists of $1,825,000, to be paid to Bank One to retire AMT’s debt to Bank One, and 307,500 shares of BioLase common stock.

Going Concern—The Division’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Division incurred a net loss of $3,750,635 for the year ended December 31, 2002, which raises substantial doubt about the Division’s ability to continue as a going concern.

Basic of Presentation—The accompanying unaudited financial statements of ADL for the three-month periods ended March 31, 2002 and 2003 have been prepared by management in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments and allocations, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

The statements of selected assets and liabilities have been prepared using the historical basis of accounting and include all of the assets and liabilities specifically identifiable with the U.S. operations of the Division. The statements of selected assets and liabilities do not include assets and liabilities of AMT which are not specifically identifiable with the Division. These assets and liabilities are as follows:

•	Trade accounts receivable arising from the sale of laser parts;

•	Prepaid insurance and similar prepaid expenses;

•	Property and equipment of AMT other than equipment acquired by BioLase;

•	Accounts payable for amounts due to vendors supplying solely non-laser inventory, a combination of laser and non-laser inventory, or selling, general and administrative goods and services; and

•	Accrued liabilities such as accrued warranty, restructuring and compensation costs.

Allocation of these assets and liabilities using methods based upon revenues, net loss, assets and equity would not necessarily be reflective of the nature of the costs incurred. Depreciation, warranty, restructuring, compensation and interest expenses have been allocated to the Division and are considered intercompany charges for use of assets and resources that are not specifically identifiable with the Division.

The statement of revenues and expenses includes all revenue and expenses attributable to the U.S. operations of the Division, including a corporate allocation of costs of shared services (including legal, finance, sales, and marketing and corporate office expenses). These costs are allocated to the Division on a basis that is considered by management to reflect most fairly or reasonably the utilization of services provided to or the benefit obtained by the Division, such as the percentage of revenues or actual utilization. Therefore, AMT used a

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

NOTES TO FINANCIAL STATEMENTS—(CONTINUED)

percentage of revenue approach in allocating these charges such that approximately 34.08%, 53.46%, 52.06% and 54.42% of these costs and expenses are allocated to ADL for the three months ended March 31, 2003 and 2002 and the years ended December 31, 2002 and 2001, respectively. Interest expense, which represents interest on bank debt incurred by AMT, was allocated to ADL, based on the percentage of revenue approach using these same percentages. Management believes the methods used to allocated these amounts are reasonable. However, the financial information included herein does not necessarily reflect what the financial position or results of operation would have been had the Division operated as a stand-alone public entity during the periods covered, and may not be indicative of future results of operations or financial position. For the years ended December 31, 2002, and 2001 and the three months ended March 31, 2002 and 2003, such allocated costs amounted to $3,381,838, $4,561,261, $933,639 and $244,787, respectively, and are included in operating expenses.

The details of the allocation were as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2002	Three Months Ended March 31,
			2002	2003
			(unaudited)
Selling, general and administrative	$4,041,369	$2,598,798	$845,722	$200,779
Research and development	433,414	309,838	60,168	26,322
Restructuring	—	326,415	—	—
Interest expense	86,478	146,787	27,749	17,686

	$4,561,261	$3,381,838	$933,639	$244,787

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimate—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The determination of the Division’s valuation allowance for inventory is a significant estimate that could change materially over the next year should circumstances affecting the Division’s current sales volumes change.

Inventories—Inventories consist of the following:

	December 31, 2001	December 31, 2002	March 31, 2003
			(unaudited)
Finished goods	$1,013,825	$705,722	$597,939
Raw materials, parts and supplies, net of reserve for slow moving inventory of $297,700, $1,449,214 and $1,594,870, respectively	1,224,029	471,642	395,685

	$2,237,854	$1,177,364	$993,624

The Division’s reserve for slow moving inventory is evaluated periodically based on its current and projected sales and usage. Prior to the fourth quarter 2002, the Division’s inventory reserve was calculated by comparing on hand quantities as of the measurement date to the prior twelve months’ sales. The reserve calculation assumed that sales for each unit or part will not be less than sales for the prior twelve months. Changes to the reserves were included in costs of goods sold and had a direct impact on the Division’s financial position and result of operations. The reserve was calculated differently for finished units than it was for parts. For parts, when the on hand quantity exceeded the prior twelve months’ sales and usage, the excess inventory

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

NOTES TO FINANCIAL STATEMENTS—(CONTINUED)

was calculated by subtracting the greater of the prior twelve months’ sales and usage or a base quantity of 50 from the quantity on hand. This excess was then 100% reserved. The base quantity of 50 represented management’s determination of the minimum quantity of parts needed to fulfill its service, repair, and warranty obligations for five years. All parts or units with less than twelve months of sales or usage history were excluded from the calculation.

In the fourth quarter of 2002, the Division changed certain assumptions it uses in computing the inventory valuation allowance. The inventory reserve calculation remained the same for finished units, but was changed for parts. For parts, the new policy assumes that three years of projected parts usage of any given part will not be subject to a valuation allowance. Any parts on hand exceeding three years of projected usage are subject to a 100% valuation allowance. For purposes of computing the valuation allowance at December 31, 2002 and March 31, 2003, parts usage was projected at 50% of the prior 12 months part usage. This change in methodology resulted in an increase in the reserve for slow moving inventory of $854,996 versus what it would have been under the prior methodology for the year ended December 31, 2002.

Restructuring Costs—In the second quarter of 2002 AMT adopted a restructuring plan that called for the closure of its remaining sales and service branches and significant reductions in the number of employees in mid-June. As part of the restructuring, a total of 49 employees were terminated, comprised of field sales and service personnel, manufacturing employees and administrative personnel. As of September 30, 2002 AMT had vacated all of its former sales and service centers. Costs such as employee severance, lease termination costs and other exit costs have been recorded as of the date the restructuring plan was finalized. None of the expenses accrued as part of the restructuring have any benefit for future operations. Certain costs were estimated based on the latest available information. Restructuring costs were allocated to the Division based on the Division’s revenues versus total AMT revenues.

Equipment—Equipment is stated at cost less accumulated depreciation and includes only the equipment purchased by Biolase. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Accumulated depreciation aggregated $11,703, $7,236 and $12,270 at December 31, 2002 and 2001 and March 31, 2003, respectively.

Intangible assets—During 2001, the Company’s distributorship agreement with its Japanese supplier expired. The Company has been unable to secure a distributor for its products in Japan. As a result, sales in Japan were nominal in 2002. The Company had intangible assets with a carrying value of $615,924 relating to various rights to distribute products to Japan. These circumstances are indicative of an impairment of these intangible assets. These intangible assets were charged off December 2002 in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which was adopted on January 1, 2002. This impairment expense is included in Selling, General and Administrative Expenses in the statement of revenues and expenses.

Revenue Recognition—The Division recognizes revenue from product sales when all of the following criteria are met: 1) a contract or sales arrangement exists; 2) products have been shipped and title has been transferred or services have been rendered; 3) the price of the products or services is fixed or determinable; 4) no further obligation exists on the part of the Division (other than warranty obligations); and 5) collectibility is reasonably assured. The Division recognizes the related estimated warranty expense when title is transferred to the customer, generally upon shipment. The Division has licensed technology to various companies for use in certain of their products. The royalties from these licenses are based on actual product sold by these companies. Accordingly, the Division recognizes royalty revenues as product is sold. The Division recognizes revenue on certain sales to two of its international distributors under terms that require shipment to a local independent

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

NOTES TO FINANCIAL STATEMENTS—(CONTINUED)

warehouse. The Division’s policy is to include shipping and handling costs, net of the related revenues, which are not material in costs of goods sold. There are no significant estimates or assumptions involved in determining the appropriate recognition of revenues.

Stock Based Compensation—AMT grants stock options for a fixed number of shares to employees with an exercise price no less than the fair value of the shares at the date of grant. AMT accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants. Had the Company accounted for the stock under the fair value method, the Division’s net loss would not have been significantly impacted.

Income Taxes —The Division’s operations are included in the consolidated tax returns of AMT. Income tax expense (benefit) was allocated to the Division based on the pro rata revenues of the Division versus AMT as a whole for each of the respective periods included in the accompanying financial statements.

Advertising—The Division expenses advertising costs as incurred. Advertising expense approximated $131,000 and $73,000 in 2002 and 2001, respectively and $55,000 and $1,000 for the three months ended March 31, 2002 and 2003, respectively.

New Accounting Standards and Disclosures—In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It supersedes the guidance in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under EITF 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. Under SFAS 146, an entity’s commitment to a plan does not, by itself, create a present obligation that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 did not have a material impact on the Company.

NOTE 3—LITIGATION AND CONTINGENCIES

As part of the consideration in the execution of the Asset Purchase Agreement with BioLase, AMT and BioLase agreed to enter into a Stipulation for Dismissal with Prejudice in the patent infringement lawsuit filed by BioLase against AMT in the U.S. District Court for the Central District of California, Southern District. The stipulation settles all matters between the parties arising from that lawsuit, dismisses the complaint and prohibits BioLase from bringing any further action based on the alleged patent infringement.

Also in connection with the Asset Purchase Agreement with BioLase, AMT agreed to cooperate with BioLase in the defense of the patent infringement lawsuit filed in the Federal District Court for the Central District of California by Diodem LLC. That suit, in which AMT has not been served, alleges patent infringement on four patents and seeks injunctive relief and an unspecified amount of actual and trebled damages. Because the assets which were alleged to infringe on Diodem patents were sold to BioLase in the Asset Purchase Agreement, AMT assigned to BioLase its rights to recovery under that lawsuit, and BioLase agreed to indemnify AMT against any loss it may incur as a result of its cooperation with BioLase to take action it would not otherwise have taken in the defense of the suit.

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

NOTES TO FINANCIAL STATEMENTS—(CONTINUED)

The Company is involved in certain other litigation and claims arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the statement of selected assets and liabilities or statements of revenues and expenses of the Division.

NOTE 4—CHANGES IN DIVISIONAL EQUITY

Divisional Equity, January 1, 2001	$3,618,565
Net loss	(1,714,833)
Intercompany transactions	396,514

Divisional equity, December 31, 2001	2,300,246
Net loss	(3,750,635)
Intercompany transactions	1,980,065

Divisional equity, December 31, 2002	529,676
Net loss	(109,547)
Intercompany transactions	(168,267)

Divisional equity, March 31, 2003	$251,862

BIOLASE

BIOLASE

BIOLASE USA

981 Calle Amanecer San Clemente, CA

BIOLASE Europe
BIOLASE

BIOLASE Europe

Paintweg 10, Floss, Germany

Research & Development
BIOLASE Headquarters

World Clinical Laser Institute
Dana Point - January 2003

PRELIMINARY PROSPECTUS

Needham & Company, Inc.

William Blair & Company

Oppenheimer & Co. Inc.

                        , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the registrant’s common stock being registered, all of which will be paid by the registrant. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC Registration Fee	$3,260
NASD Filing Fee	4,350
Printing Expenses	500,000
Nasdaq National Market Additional Listing Fee	17,500
Legal Fees and Expenses	450,000
Accounting Fees and Expenses	250,000
Transfer Agent Fees and Expenses	25,000
Miscellaneous	25,000

Total	$1,275,110

The registrant will bear all costs, expenses and fees in connection with the registration of the shares.

Item 15.    Indemnification of Directors and Officers

The registrant’s Restated Certificate of Incorporation provides that its directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for (i) any breach of their duty of loyalty to the registrant or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware (the “Delaware Law”), or (iv) any transaction from which the director derives an improper personal benefit.

Article X of the registrant’s Amended and Restated Bylaws provides that the registrant will indemnify any director or officer, or former director or officer, who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, to the fullest extent authorized by the Delaware Law, against all costs, charges, expenses, liabilities and losses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered in connection with such action, suit or proceeding. The registrant also will indemnify any such director or officer, or any such former director or officer, against expenses incurred in defending any such action, suit or proceeding in advance of its final disposition, provided that, if required by the Delaware Law, the payment of such expenses will be made only upon delivery to the registrant of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified.

Article X of the registrant’s Amended and Restated Bylaws further provides that in the event a director or officer has to bring suit against the registrant for indemnification and is successful, the registrant will pay such director’s or officer’s expenses of prosecuting such claim; that indemnification provided for by the Amended and Restated Bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that the registrant may purchase and maintain insurance on behalf of a director or officer against any expense, liability or loss, whether or not the registrant would have the power to indemnify such director or officer against such expense, liability or loss under the Delaware Law; and that to the extent any director or officer is by reason of such position a witness in any action, suit or proceeding, the registrant shall indemnify him or her against all costs and expenses actually and reasonably incurred by him or her in connection therewith.

The registrant’s employment agreement with its President and Chief Executive Officer, Jeffrey W. Jones, provides that the registrant will, to the maximum extent permitted under the Delaware Law, indemnify Mr. Jones against any expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, threatened or initiated against Mr. Jones by reason of the fact that he was serving as a director or officer.

Section 145 of the Delaware Law provides that a Delaware corporation has the power to indemnify its directors and officers in certain circumstances.

Subsection (a) of Section 145 of the Delaware Law empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his or her conduct was unlawful.

Subsection (b) of Section 145 of the Delaware Law empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided that such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 of the Delaware Law further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

The registrant maintains directors’ and officers’ liability insurance covering its directors and officers.

Reference is also made to the Underwriting Agreement, which provides indemnification of officers, directors and controlling persons of the registrant against certain liabilities.

Item 16.    Exhibits

Exhibit Number

1.1	**	Form of Underwriting Agreement.

3.1		Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the registrant’s Registration Statement on Form S-1 filed with the SEC on July 10, 1997).

3.2		Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form S-1 filed with the SEC on July 10, 1997).

4.1		Specimen of common stock certificate (incorporated by reference to Exhibit 4.1 of registrant’s Registration Statement on Form S-3 filed with the SEC on June 3, 2002).

4.2

Certificate of Designations of Series B Junior Participating Cumulative Preferred Stock of BioLase Technology, Inc. (incorporated by reference to Exhibit 1 to the registrant’s Registration Statement on Form 8-A filed with the SEC on December 29, 1998).

4.4

Rights Agreement dated as of December 31, 1998 between the Registrant and U.S. Stock Transfer Corporation (incorporated by reference to Exhibit 1 to the registrant’s Registration Statement on Form 8-A filed with the SEC on December 29, 1998).

4.5		1990 Stock Option Plan (incorporated by reference to the registrant’s Registration Statement on Form S-1 filed with the SEC on October 9, 1992).

4.6		1992 Stock Option Plan (incorporated by reference to the registrant’s Registration Statement on Form S-1 filed with the SEC on October 9, 1992).

4.7		1993 Stock Option Plan (incorporated by reference to the registrant’s Annual Report on Form 10-K filed with the SEC on April 14, 1994).

4.8		2002 Stock Incentive Plan (incorporated by reference to the registrant’s Definitive Proxy Statement filed with the SEC on April 22, 2002).

5.1	**	Opinion of Pillsbury Winthrop LLP.

23.1	*	Consent of PricewaterhouseCoopers LLP.

23.2	**	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

23.3	*	Consent of Hein + Associates LLP.

24.1	**	Power of Attorney (included on signature page).

24.2	**	Power of Attorney by William A. Owens.

*	Filed herewith.

**	Previously filed.

Item 17.    Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Clemente, State of California, on the 24th day of February, 2004.

BIOLASE TECHNOLOGY, INC.

By:	/s/ JEFFREY W. JONES
Jeffrey W. Jones President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on February 24, 2004.

Signature	Title(s)

/s/ JEFFREY W. JONES Jeffrey W. Jones	President and Chief Executive Officer and Director (principal executive officer)

/s/ EDSON J. ROOD Edson J. Rood	Vice President and Chief Financial Officer (principal financial and accounting officer)

* Federico Pignatelli	Director and Chairman of the Board

* William A. Owens	Director

* George V. d’Arbeloff	Director

*	By:	/s/ JEFFREY W. JONES
Jeffrey W. Jones Attorney in fact

INDEX OF EXHIBITS

Exhibit Number

1.1	**	Form of Underwriting Agreement.

3.1		Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the registrant’s Registration Statement on Form S-1 filed with the SEC on July 10, 1997).

3.2		Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form S-1 filed with the SEC on July 10, 1997).

4.1		Specimen of common stock certificate (incorporated by reference to Exhibit 4.1 of registrant’s Registration Statement on Form S-3 filed with the SEC on June 3, 2002).

4.2

Certificate of Designations of Series B Junior Participating Cumulative Preferred Stock of BioLase Technology, Inc. (incorporated by reference to Exhibit 1 to the registrant’s Registration Statement on Form 8-A filed with the SEC on December 29, 1998).

4.4

Rights Agreement dated as of December 31, 1998 between the Registrant and U.S. Stock Transfer Corporation (incorporated by reference to Exhibit 1 to the registrant’s Registration Statement on Form 8-A filed with the SEC on December 29, 1998).

4.5		1990 Stock Option Plan (incorporated by reference to the registrant’s Registration Statement on Form S-1 filed with the SEC on October 9, 1992).

4.6		1992 Stock Option Plan (incorporated by reference to the registrant’s Registration Statement on Form S-1 filed with the SEC on October 9, 1992).

4.7		1993 Stock Option Plan (incorporated by reference to the registrant’s Annual Report on Form 10-K filed with the SEC on April 14, 1994).

4.8		2002 Stock Incentive Plan (incorporated by reference to the registrant’s Definitive Proxy Statement filed with the SEC on April 22, 2002).

5.1	**	Opinion of Pillsbury Winthrop LLP.

23.1	*	Consent of PricewaterhouseCoopers LLP.

23.2	**	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

23.3	*	Consent of Hein + Associates LLP.

24.1	**	Power of Attorney (included on signature page).

24.2	**	Power of Attorney by William A. Owens.

*	Filed herewith.

**	Previously filed.